UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

NORTEL INVERSORA S.A.

Item
1.	Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

NORTEL INVERSORA S.A.

Consolidated Financial Statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011

Alicia Moreau de Justo 50

(1107) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$6.521 = US$1 as of December 31, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Nortel Inversora S.A.:

In our opinion, the accompanying consolidated statements of financial position, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Nortel Inversora S.A. and its subsidiaries (the “Company”) at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Buenos Aires, Argentina

February 28, 2014

PRICE WATERHOUSE & CO. S.R.L.
by	(Partner)
Alejandro P. Frechou

NORTEL INVERSORA S.A.

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

		As of December 31,
ASSETS	Note	2013	2012
Current Assets
Cash and cash equivalents	4	5,301	3,168
Investments	4	123	561
Trade receivables	5	2,986	2,181
Other receivables	6	654	457
Inventories	7	772	633

Total current assets		9,836	7,000

Non-Current Assets
Trade receivables	5	21	23
Deferred income tax asset	14	130	62
Other receivables	6	242	122
Investments	4	243	70
Property, plant and equipment	8	11,226	9,035
Intangible assets	9	1,519	1,514

Total non-current assets		13,381	10,826

TOTAL ASSETS		23,217	17,826

LIABILITIES
Current Liabilities
Trade payables	10	6,131	3,660
Deferred revenues	11	423	362
Financial debt	12	15	43
Salaries and social security payables	13	742	638
Income tax payables	14	801	458
Other taxes payables	15	696	558
Other liabilities	16	54	42
Provisions	17	224	134

Total current liabilities		9,086	5,895

Non-Current Liabilities
Trade payables	10	1	20
Deferred revenues	11	453	329
Financial debt	12	220	101
Salaries and social security payables	13	118	128
Deferred income tax liabilities	14	126	220
Income tax payables	14	10	12
Other liabilities	16	68	51
Provisions	17	1,033	907

Total non-current liabilities		2,029	1,768

TOTAL LIABILITIES		11,115	7,663

EQUITY
Equity attributable to Nortel (Controlling Company)		6,603	5,457
Equity attributable to non-controlling interest		5,499	4,706

TOTAL EQUITY (See Consolidated Statements of Changes in Equity)	19	12,102	10,163

TOTAL LIABILITIES AND EQUITY		23,217	17,826

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

		For the years ended December 31,
	Note	2013	2012	2011
Revenues	21	27,287	22,117	18,498
Other income	21	63	79	30

Total revenues and other income		27,350	22,196	18,528

Employee benefit expenses and severance payments	22	(4,155)	(3,276)	(2,615)
Interconnection costs and other telecommunication charges	22	(1,829)	(1,707)	(1,497)
Fees for services, maintenance, materials and supplies	22	(2,652)	(2,114)	(1,723)
Taxes and fees with the Regulatory Authority	22	(2,692)	(2,019)	(1,607)
Commissions	22	(2,203)	(1,949)	(1,515)
Cost of equipments and handsets	22	(3,111)	(2,043)	(1,640)
Advertising	22	(656)	(660)	(599)
Cost of VAS	22	(708)	(326)	(182)
Provisions	17	(270)	(153)	(225)
Bad debt expenses	5	(283)	(275)	(169)
Recovery of restructuring costs /(restructuring costs)	22	8	(90)	—
Other operating expenses	22	(1,253)	(1,028)	(787)
Depreciation and amortization	22	(2,873)	(2,612)	(2,158)
Gain on disposal of PP&E and impairment of PP&E	22	(173)	8	22

Operating income	23	4,500	3,952	3,833
Finance income	24	1,414	581	348
Finance expenses	24	(898)	(394)	(348)

Income before income tax expense		5,016	4,139	3,833
Income tax expense	14	(1,807)	(1,464)	(1,394)

Net income for the year		3,209	2,675	2,439

Attributable to:
Nortel (Controlling Company)		1,720	1,413	1,273
Non-controlling interest		1,489	1,262	1,166

		3,209	2,675	2,439

Earnings per share attributable to Nortel – basic and diluted
Shares of common stock	25	164.72	135.32	121.91
Class “B” Preferred shares	25	572.60	470.39	423.79

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Net income for the year	3,209	2,675	2,439

Other components of the Statements of Comprehensive Income
Will be reclassified subsequently to profit or loss
Currency translation adjustments (non-taxable)	140	90	27
Will not be reclassified subsequently to profit or loss
Actuarial results (Notes 3. l and 16)	(10)	—	—
Tax effect	3	—	—

Other components of the comprehensive income, net of tax	133	90	27

Total comprehensive income for the year	3,342	2,765	2,466

Attributable to:
Nortel (Controlling Company)	1,766	1,446	1,283
Non-controlling interest	1,576	1,319	1,183

	3,342	2,765	2,466

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel
	Capital stock (1)		Inflation adjustment of capital stock	Share issue premiums (1)	Economic Rights Class “A” preferred shares included in financial debt	Subsidiary’s treasury shares acquisition effect (2)	Legal reserve	Voluntary reserve for future dividends payments	Special reserve for IFRS implemen- tation	Currency translation adjustment	Retained earnings	Total	Equity attributable to non- controlling interest	Total Equity
	Common stock	Preferred shares
Balances as of January 1, 2011	53	25	125	896	(972)	—	180	—	—	14	2,418	2,739	3,006	5,745

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(112)	—	—	—	—	—	112	—	—	—
- Dividends (3)	—	—	—	—	34	—	—	—	—	—	(34)	—	—	—
- Redemption of Class “A” preferred shares (3)	—	(2)	(4)	(190)	196	—	—	—	—	—	—	—	—	—
- Dividends (4)	—	—	—	—	—	—	—	—	—	—	—	—	(414)	(414)
- Dividends (5)	—	—	—	—	83	—	—	—	—	—	(83)	—	—	—
- Redemption of Class “A” preferred shares (5)	—	(4)	(7)	(338)	349	—	—	—	—	—	—	—	—	—
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,273	1,273	1,166	2,439
Other comprehensive income	—	—	—	—	—	—	—	—	—	10	—	10	17	27

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	10	1,273	1,283	1,183	2,466

Balances as of December 31, 2011	53	19	114	368	(422)	—	180	—	—	24	3,686	4,022	3,775	7,797

Economic rights Class “A” preferred shares included in financial debt	—	—	—	—	(53)	—	—	—	—	—	53	—	—	—
- Voluntary reserve for future dividends payments (6)	—	—	—	—	—	—	—	3,483	—	—	(3,483)	—	—	—
- Dividends (7)	—	—	—	—	113	—	—	(124)	—	—	—	(11)	—	(11)
- Redemption of Class “A” preferred shares (7)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—	—	—
- Dividends (8)	—	—	—	—	—	—	—	—	—	—	—	—	(365)	(365)
- Núcleo’s dividends (9)	—	—	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,413	1,413	1,262	2,675
Other comprehensive income	—	—	—	—	—	—	—	—	—	33	—	33	57	90

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	33	1,413	1,446	1,319	2,765

Balances as of December 31, 2012	53	15	108	15	—	—	180	3,359	—	57	1,670	5,457	4,706	10,163

- Núcleo’s dividends (10)	—	—	—	—	—	—	—	—	—	—	—	—	(33)	(33)
- Special reserve for IFRS implementation (11)	—	—	—	—	—	—	—	—	204	—	(204)	—	—	—
- Voluntary reserve for future dividends payments (11)	—	—	—	—	—	—	—	1,466	—	—	(1,466)	—	—	—
- Subsidiary treasury shares acquisition effect (2)	—	—	—	—	—	(155)	—	—	—	—	—	(155)	(306)	(461)
- Dividends (12)	—	—	—	—	—	—	—	—	—	—	—	—	(444)	(444)
- Dividends (13)	—	—	—	—	—	—	—	(465)	—	—	—	(465)	—	(465)
Comprehensive income:
Net income for the year	—	—	—	—	—	—	—	—	—	—	1,720	1,720	1,489	3,209
Other comprehensive income	—	—	—	—	—	—	—	—	—	46	—	46	87	133

Total Comprehensive Income	—	—	—	—	—	—	—	—	—	46	1,720	1,766	1,576	3,342

Balances as of December 31, 2013	53	15	108	15	—	(155)	180	4,360	204	103	1,720	6,603	5,499	12,102

(1) As of December 31, 2013 and 2012 all shares of common stock and all Series “B” Preferred shares were issued and fully paid. All Series “A” Preferred shares were cancelled on June 14, 2012. As of December 31, 2011 all shares of common stock, all Series “A” Preferred shares and all Series “B” Preferred shares were issued and fully paid.

(2) See Note 3 – Significant accounting policies.

(3) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Stockholders’ Meeting held on April 7, 2011.

(4) As approved by Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 7, 2011.

(5) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Stockholders’ Meeting held on August 2, 2011.

(6) As approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 27, 2012.

(7) As approved by Series “A” Preferred shares’ Ordinary, Extraordinary and Special Stockholders’ Meeting held on June 13, 2012.

(8) As approved by Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 27, 2012.

(9) As approved by Núcleo’s Ordinary Stockholders’ Meeting held on March 16, 2012.

(10) As approved by Núcleo’s Ordinary Stockholders’ Meeting held on March 22, 2013.

(11) As approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2013.

(12) As approved by Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013 (second tranche).

(13) As approved by the Board of Directors’ Meeting held on December 16, 2013.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	For the years ended December 31,
		2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year		3,209	2,675	2,439
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		396	293	191
Depreciation of property, plant and equipment	8	1,983	1,792	1,538
Amortization of intangible assets	9	890	820	620
Consumption of materials	8	147	125	104
Gain on disposal of property, plant and equipment	22	(14)	(8)	(22)
Impairment of property, plant and equipment	22	187	—	—
Recovery of restructuring costs/(restructuring costs)	22	(8)	54	—
Provisions	17	345	235	341
Interest and other financial results		(207)	(53)	118
Income tax expense	14	1,807	1,464	1,394
Income tax paid	4.b	(1,622)	(1,647)	(1,316)
Net increase in assets	4.b	(1,661)	(925)	(731)
Net increase in liabilities	4.b	1,637	190	652

Total cash flows provided by operating activities		7,089	5,015	5,328

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	4.b	(3,352)	(2,465)	(2,193)
Intangible asset acquisitions	4.b	(846)	(861)	(807)
Proceeds from the sale of property, plant and equipment		21	13	39
Investments not considered as cash and cash equivalents	4.b	281	(630)	20

Total cash flows used in investing activities		(3,896)	(3,943)	(2,941)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	4.b	208	47	—
Payment of financial debt	4.b	(157)	(539)	(694)
Payment of interest	4.b	(16)	(13)	(14)
Payment of cash dividends	4.b	(862)	(399)	(414)
Subsidiary treasury shares acquisition	4 and 19	(461)	—	—

Total cash flows used in financing activities		(1,288)	(904)	(1,122)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		228	118	31

INCREASE IN CASH AND CASH EQUIVALENTS		2,133	286	1,296
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		3,168	2,882	1,586

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		5,301	3,168	2,882

See Note 4.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Patrizio Graziani
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

Glossary of terms

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

ADS: Nortel’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

ADSL (Asymmetric Digital Subscriber Line): A modem technology that converts existing twisted-pair telephone lines into access paths for multimedia and high-speed data communications.

ARSAT: Argentine Satellite Solutions Corporation whose shares belong entirely to the Argentine state.

BCBA (Bolsa de Comercio de Buenos Aires): The Buenos Aires Stock Exchange.

CNC (Comisión Nacional de Comunicaciones): The Argentine National Communications Commission.

CNDC (Comisión Nacional de Defensa de la Competencia): Argentine Antitrust Commission

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

Company or Nortel: Nortel Inversora S.A.

CPP (Calling Party Pays): The system whereby the party placing a call to a wireless phone rather than the wireless subscriber pays for the air time charges for the call.

“Cuentas Claras”: Under the “Cuentas Claras” plans, a subscriber pays a set monthly bill and, once the contract minutes per month have been used, the subscriber can obtain additional credit by recharging the phone card through the prepaid system.

D&A: Depreciation and amortization.

ENTel (Empresa Nacional de Telecomunicaciones): Argentine State Telecommunication Company, which was privatized in November, 1990.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

FFSU (Fondo Fiduciario del Servicio Universal): Universal Service Fiduciary Fund

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

IDC (Impuesto a los débitos y créditos bancarios): Tax on deposits to and withdrawals from bank accounts.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

LSC (Ley de Sociedad Comerciales): Argentine Corporations Law.

Micro Sistemas: Micro Sistemas S.A.

NDF (Non Deliverable Forward): A generic term for a set of derivatives which cover national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in non-convertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a pre-determined price and are typically settled in US dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

NP: Number Portability Regime, for mobile services in Argentina.

Núcleo: Núcleo S.A.

NYSE: Ney York Stock Exchange.

OCI: Other Comprehensive Income.

PCS (Personal Communications Service): A wireless communications service with systems that operate in a manner similar to cellular systems.

NORTEL INVERSORA S.A.

PEN (Poder Ejecutivo Nacional): Argentine National Government.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

Price Cap: rate regulation mechanism applied to determine rate discounts based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. The mentioned factor was established initially in the List of Conditions and afterwards in different regulations by the SC.

Publicom: Publicom S.A.

Regulatory Bodies: Collectively, the SC and the CNC.

Roaming: a function that enables mobile subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when a mobile device is used in a foreign country (included in the GSM network).

RT: Technical resolutions issued by the FACPCE.

SAC: Subscriber Acquisition Costs. See Note 3.i).

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SMS: Short message systems.

Sofora: Sofora Telecomunicaciones S.A.

Springville: Springville S.A.

SRMC (Servicios de Radiocomunicaciones Móviles Celular): Mobile Cellular Radiocommunications Service.

STM (Servicio Telefónico Móvil): Mobile Telephone Service.

Telco S.p.A.: A joint company made up of Assicurazioni Generali S.p.A., Intesa San Paolo S.p.A., Mediobanca S.p.A., Sintonia S.A. and Telefónica, S.A. (of Spain).

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia S.p.A. and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia S.p.A. and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

Telefónica: Telefónica de Argentina S.A.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

UNIREN (Unidad de Renegociación y Análisis de Contratos de Servicios Públicos): Renegotiation and Analysis of Contracts of Public Services Division.

Universal Service or SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

Value-Added Services (VAS): Services that provide additional functionality to the basic transmission services offered by a telecommunications network such as SMS, Video streaming, Personal Video, Personal Cloud, M2M (Communication Machine to Machine), Social networks, Personal Messenger, Contents and Entertainment (content and text subscriptions, games, music ringtones, wallpaper, screensavers, etc), MMS (Mobile Multimedia Services) and Voice Mail, among others.

NORTEL INVERSORA S.A.

Note 1 – Description of business of the Company and the Telecom Group and basis of preparation of the consolidated financial statements

a) The Company and the Telecom Group operations

Nortel was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina, which was formed as a result of the privatization of ENTel, the public telecommunication services company in Argentina.

Telecom Argentina was created through the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina. Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, Telecom Argentina also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2.

Entities included in consolidation and the respective equity interest owned by Nortel and Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned by Nortel and voting rights	Percentage of capital stock owned by Telecom Argentina and voting rights	Indirect control through	Date of acquisition
Telecom Argentina	55.60% (iv)			11.08.90
Personal	0.01%	99.99%	Telecom Argentina	07.06.94
Micro Sistemas (i)	0.01%	99.99%	Telecom Argentina	12.31.97
Telecom USA		100.00%	Telecom Argentina	09.12.00
Springville (ii)		100.00%	Personal	04.07.09
Núcleo (iii)		67.50%	Personal	02.03.98

(i)	Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(ii)	On February 10, 2014 Personal’s Board of Directors approved the sale of its equity interest in Springville, which was completed on February 19, 2014 (described in Notes 30 and 33 to these consolidated financial statements). Dormant entity as of and for the fiscal years ended December 31, 2013, 2012 and 2011.
(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.
(iv)	Corresponds to Nortel’s equity interest in Telecom Argentina as of December 31, 2013, considering Telecom Argentina’s total outstanding shares. Nortel’s equity interest in Telecom Argentina’s total capital amounts to 54.74% as of December 31, 2013.

b) Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Telecom Group’s Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the Telecom Group’s CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective (IFRS) at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 28.

c) Basis of preparation

These consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and in accordance with RT 26 (as amended by RT 29) of FACPCE as adopted by the CPCECABA, and as required by the CNV in Argentina for most of public companies.

NORTEL INVERSORA S.A.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3.a) and the figures are expressed in millions of pesos, otherwise indicated.

Publication of these consolidated financial statements for the year ended December 31, 2013 was approved by resolution of the Board of Directors’ meeting held on February 28, 2014.

d) Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•	the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the year-end;

•	the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and represents the way that the business of the Group is monitored by the Management, and, additionally, are in line with the usual presentation of expenses in the telecommunication industry;

•	the consolidated statements of comprehensive income include the profit or loss for the year as shown in the consolidated income statement and all components of other comprehensive income;

•	the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the year, (ii) other comprehensive income (loss) for the year, and (iii) transactions with shareholders (owners and non-controlling interest);

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the LSC and/or by the CNV have been also included, among them, complementary information required in the last paragraph of Article 1 Chapter III Title IV of the CNV General Resolution No. 622/13. Such information is disclosed in Notes 7, 8, 9, 17, 20, 22 and 26 to these consolidated financial statements, as admitted by IFRS.

Note 2 – Regulatory framework

(a) Regulatory bodies and general legal framework

Telecom Argentina and Personal operate in a regulated industry. Regulation not only covers rates and service terms, but also the terms on which various licensing and technical requirements are imposed.

The provision of telecommunication services is regulated by the SC and supervised by the CNC. The CNC is in charge of general oversight and supervision of telecommunications services. The SC has the power to develop, suggest and implement policies which are applicable to telecommunications services; to ensure that these policies are applied; to review the applicable legal regulatory framework; to act as the enforcing authority with respect to the laws governing the relevant activities; to approve major technical plans and to resolve administrative appeals filed against CNC resolutions.

The principal features of the regulatory framework in Argentina have been created by:

-	The Privatization Regulations, including the List of Conditions;

-	The Transfer Agreement;

-	The Licenses granted to Telecom Argentina and its subsidiaries;

-	The Tariff Agreements; and

-	Various governmental Decrees, including Decree No. 764/00, establishing the regulatory framework for licenses, interconnection, universal service and radio spectrum management.

NORTEL INVERSORA S.A.

Núcleo, Personal’s Paraguayan controlled company, is supervised by the Comisión Nacional de Telecomunicaciones de Paraguay, the National Communications Commission of Paraguay (“CONATEL”). Telecom USA, Telecom Argentina’s subsidiary, is supervised by the Federal Communications Commission (the “FCC”).

(b) Licenses granted as of December 31, 2013

As of December 31, 2013, Telecom Argentina has been granted the following non-expiring licenses to provide the following services in Argentina:

-	Local fixed telephony;

-	Public telephony;

-	Domestic and international long-distance telephony;

-	Domestic and international point-to-point link services;

-	Domestic and international telex services;

-	VAS, data transmission, videoconferencing and transportation of audio and video signals; and

-	Internet access.

As of December 31, 2013, Telecom Argentina’s subsidiaries have been granted the following licenses:

-	Personal has been granted non-exclusive, non-expiring licenses to provide mobile telecommunication services (STM) in the northern region of Argentina, data transmission and VAS throughout the country, mobile radio communication services (SRMC) in the Federal District and Greater Buenos Aires areas, PCS services throughout the country and it is registered to provide national and international long-distance telephone services; and

-	Núcleo has been granted a renewable five-year period license to provide mobile telecommunication services in Paraguay as well as PCS services, data transmission and videoconferences services and Internet access in certain areas of that country.

Radio electric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. This auction was discontinued by SC Resolution No. 71/12 for reasons of opportunity, merit and convenience of the Argentine Government.

On December 13, 2012, the PEN, through Decree No. 2,426/12, amended the Regulation on Management and Control Spectrum, incorporating paragraph 8.5 to Article 8 of that Regulation, establishing: “Notwithstanding the provisions of Article 8.1., the Regulatory Authority may assign frequencies directly to National Organizations, State Agencies and Entities majority-owned by the Argentine Government.”

Also, the mentioned Decree conferred to ARSAT the authorization for the use of the frequencies involved in the auction approved by Resolution SC No. 57/11.

The mentioned Decree also amended Article 8 of the Regulation for Telecommunications Services Licenses in force, incorporating the following provision: “Article 8 bis – Mobile Virtual Network Operator. Those interested in offering mobile services that not have radio spectrum frequencies assigned for the provision of these services must have the license for telecommunications services and the registration as Mobile Virtual Network Operator. Mobile services operators will be responsible for the services rendered to its customers, and are liable for the application of the respective sanction system. The Regulatory Authority may issue the application and interpretation acts that deems appropriate.”

The same Decree instructs the SC to implement the appropriate measures in order to attribute the bands between 1,710-1,755 MHz; 2,110-2,155 MHz and 698-806 MHz exclusively for terrestrial mobile telecommunications services.

On December 13, 2012, the PEN, through Decree No. 2,427/12, declared of public interest the development, implementation and operation of the “Federal Wireless Network”, in charge of the Ministry of Federal Planning, Public Investment and Services, to be executed through ARSAT, under the National Telecommunications Plan “Argentina Conectada”, which provides the infrastructure necessary for this purpose, according to the general guidelines established in the Decree’s Annex.

NORTEL INVERSORA S.A.

In addition, by Article 2 of that Decree, the PEN instructed the Ministry of Federal Planning, Public Investment and Services, as major shareholder of ARSAT, to take the necessary corporate actions and decisions, that allow the execution of works and services required as a result of the implementation of the “Federal Wireless Network”.

Also, on December 21, 2012, the SC Resolution No. 222/09 was published in the Official Bulletin, which assigned ARSAT the telecommunication services license that authorizes the state company to provide any kind of telecommunication services with or without owned infrastructure. It also provided the authorization for the provision of value-added services, data transmission and transportation of audio and video signals.

By Resolution No. 9/13, published on February 7, 2013, the SC granted ARSAT the registration of Mobile Services and National and International Long Distance Services and the Provision of Telecommunication Facilities.

(c) Revocation of the licenses

Telecom Argentina’s license is revocable in the case of non-compliance with certain obligations, including but not limited to:

-	an interruption of all or a substantial portion of the service;

-	a modification of its corporate purpose or change of domicile to a jurisdiction outside Argentina;

-	a sale or transfer of the license to third parties without prior approval of the Regulatory Bodies;

-	any sale, encumbrance or transfer of assets which has the effect of reducing services provided, without the prior approval of the Regulatory Bodies;

-	a reduction of Nortel’s interest in Telecom Argentina to less than 51%, or the reduction of Nortel’s common shareholders’ interest in Nortel to less than 51% of its voting rights capital, in either case without prior approval of the Regulatory Bodies (as of December 31, 2013, all Nortel’s shares of common stock belong to Sofora. Additional information in Note 27);

-	any transfer of shares resulting in a direct or indirect loss of control in Telecom Argentina without prior approval of the Regulatory Bodies;

-	Telecom Argentina’s bankruptcy.

If the license of Telecom Argentina was revoked, Nortel must transfer its stake in Telecom Argentina to the Regulatory Authority in trust for subsequent sale through public auction.

After the sale of the shares to a new management group, the Regulatory Authority may renew the license to Telecom Argentina under terms to be determined.

Personal’s licenses are revocable in the case of non-compliance with certain obligations, including but not limited to:

-	repeated interruptions of the services;

-	any transfer of the license and/or the related rights and obligations, without the prior approval of the Regulatory Authority;

-	any encumbrance of the license;

-	any voluntary insolvency proceedings or bankruptcy of Personal;

-	a liquidation or dissolution of Personal, without the prior approval of the Regulatory Authority.

Núcleo’s licenses are revocable mainly in the case of:

-	repeated interruptions of the services;

-	any voluntary insolvency proceedings or bankruptcy of Núcleo;

-	non-compliance with certain obligations.

(d) Decree No. 764/00

Decree No. 764/00 substantially modified three regulations:

•	General Regulation of Licenses

This regulation establishes a single nationwide license for the provision of all telecommunication services to the public, including fixed-line, mobile, national and international, irrespective of whether these services are provided through telecommunications infrastructure owned by the service provider. Under the regulation, a licensee’s corporate purpose does not need to be exclusively the provision of telecommunications services. In addition, the regulation does not establish any minimum investment or coverage requirements. Broadcasting service companies may also apply for a license to provide telecommunications services. The regulation further authorizes the resale of telecommunications services subject to the receipt of a license, and there are no restrictions on participation by foreign companies.

NORTEL INVERSORA S.A.

•	Interconnection Regulation

This regulation provides for an important reduction in the reference interconnection prices in effect at the time. The regulation also increases the number of infrastructure elements and services that the dominant operator is required to provide, including interconnection at the local exchange level, billing services and unbundling of local loops. This regulation also introduces interconnection for number translation services (NTS) such as Internet, audio text, collect calling and the implementation of number portability, all of which shall be subject to future regulations.

Related to the Regulation for the call by call selection of the providers of long-distance services, the former Ministry of Infrastructure and Housing issued General Resolution No. 613/01 which approved this Regulation, subsequently modified by Resolution No. 75/03 of the Ministry of Economy, which introduced several changes related to the obligation of service provision and habilitation and blockage modality and the availability of the service on December 6, 2003. Nevertheless and having Telecom Argentina fulfilled with all its obligations, as of the date of issuance of these consolidated financial statements, this long-distance service modality is not implemented.

Related to the number portability, on January 22, 2009, the SC issued Resolution No. 08/09 pursuant to which an ad hoc Working Commission was created with representatives of the SC and the CNC, for the purpose of preparing a draft of the NP.

On August 19, 2010, through SC Resolution No. 98/10, the SC approved the NP, covering the STM, SRMC, PCS and SRCE (trunking) mobile services, defined in the resolution as portable services.

On June 14, 2011, the SC issued Resolution No. 67/11 replacing several sections of the NP regime. It also approved the Processes and Technical and Operational Specifications relating to the implementation and correct application of the NP, the Bidding Specifications for the selection of the Database Administrator and the model contract, and the Network Technical Specification for the implementation of the NP in the Networks Mobile Communications.

On October 12, 2011, and under the provisions of SC Resolution No. 98/10 and No. 67/11, the contract for the integration and management of the Database, between the four service providers and the Administrator of the Portability, was formalized, resulting selected the company Telcordia Technologies Inc. together with his argentine partner Telmark S.A.

Personal and the other mobile service providers finalized the adjustments of their respective networks as well as developments and testing of the necessary information technology applications, implementing the NP during March 2012.

On November 4, 2013, the SC, through its Resolution No. 21/13, modified the NP Process approved by SC Resolution No. 98/10 providing, among other things, that the period for the same cannot be more than five business days starting from the receipt of the application by the Database Administrator.

•	Universal Service Regulation (“RGSU”)

The RGSU required entities that receive revenues from telecommunications services to contribute 1% of these revenues (net of taxes) to the Universal Service Fiduciary Fund (“the SU fund”). The regulation adopted a “pay or play” mechanism for compliance with the mandatory contribution to the SU fund. The regulation established a formula for calculating the subsidy for the SU liability which takes into account the cost of providing this service and any foregone revenues. Additionally, the regulation created a committee responsible for the administration of the SU fund and the development of specific SU programs.

The SC issued Resolution No. 80/07 which stipulated that until the SU Fund was effectively implemented, telecommunication service providers, such as Telecom Argentina and Personal, were required to deposit any contributions accrued since the issuance of such Resolution into a special individual account held in their name at the Banco de la Nación Argentina. CNC Resolution No. 2,713/07, issued in August 2007, established how these contributions are to be calculated.

New SU Regulation

Decree No. 558/08, published on April 4, 2008, caused certain changes to the SU regime.

The Decree established that the SC will assess the value of service providers direct program contributions in compliance with obligations promulgated by Decree No. 764/00. It will also determine the level of funding required in the SU Fund for programs pending implementation. In the same manner, in order to guarantee the continuity of certain projects, the SC was given the choice to consider as SU contributions certain other undertakings made by telecommunication services providers and compensate providers for these undertakings.

NORTEL INVERSORA S.A.

The new regulation established two SU categories: a) areas with uncovered or unsatisfied needs; and b) customer groups with unsatisfied needs. It also determined that the SC would have exclusive responsibility for the issuance of general and specific resolutions regarding the new regulation, as well as for its interpretation and application.

It also established that the SC will review SU programs which were established under the previous regulation, guaranteeing the continuity of those already being administered and implementing those that had been under review. The financing of SU ongoing programs which were recognized as such will be determined by the SC, whereas telecommunications providers appointed to participate in future SU Programs will be selected by competitive bidding.

The Decree requires Telecom Argentina and Telefónica to extend the coverage of their fixed line networks, within their respective original region of activity, within 60 months from the effective date of publication of the Decree. The SC will determine on a case by case basis if the providers will be compensated with funds from the SU Fund.

The Decree requires telecommunications service providers to contribute 1% of their revenues (from telecommunication services, net of taxes) to the SU Fund and keeps the “pay or play” mechanism for compliance with the mandatory monthly contribution to the SU Fund or, to claim the correspondent receivable, as the case may be.

Providers of telecommunications services shall rely on the assistance of a Technical Committee made up of seven members (two members shall be appointed by the SC, one member shall be appointed by the CNC, three members shall be appointed by the telecommunication services providers – two of which shall be appointed by Telecom Argentina and Telefónica and one by the rest of the providers – and another member will be appointed by independent local operators). This Technical Committee is informed by the SC of the programs to be financed and is responsible for managing and controlling the SU Fund, carrying out technical-economic evaluations of existing projects and supervising the process of competitive bidding and adjudication of new SU programs, with the prior approval by the SC.

The Technical Committee has been created and it is fully operative. Additionally, telecommunications service providers had already sent the proposed Fiduciary agreement to the SC. The SC approved it in January 2009 through Resolution No. 7/09.

On December 9, 2008, the SC issued Resolution No. 405/08 which was objected by Telecom Argentina and Personal. These objections were resolved by the SC through its Resolution No.154/10.

On April 4, 2009, by means of SC Resolution No. 88/09, the SC created a program denominated “Telephony and Internet for towns without provision of basic Telephone services” that will be subsidized with funds from the SU Fund. The program seeks to provide local telephony, domestic long distance, international long distance and Internet in towns that did not provide basic telephone services. The proposed projects approved by the SC would be sent to the Technical Committee of the SU Fund so that availability of funds can be evaluated and they can be included in a bidding process provided for in Decree No. 558/08.

On December 1, 2010, the SC issued Resolutions No. 147/10 and 148/10, approving “Internet for educational institutions” and “Internet for public libraries” programs, respectively. These programs aim to reclaim the Broadband Internet service to state-run educational institutions and public libraries, respectively, and would be implemented through the use of the FFSU resources. As of the date of issuance of these consolidated financial statements, the first auction of the “Internet for educational institutions” program has been conducted and the bidding of the “Internet for public libraries” program is being developed. Telecom Argentina was awarded and is finishing the last project facilities which will reach 1,540 schools involved and a billing to the FFSU of approximately $5 per year for a period of 5 years. On the other hand, the auction “Internet for public libraries” program was cancelled by the Regulatory Authority for its redefinition. Also, during 2012, the auction “Telephony and Internet for towns without provision of Basic Telephone Service” took place according to Resolution No. 88/09, which involved the service provision in 430 locations. Personal presented its offer to the action. As of the date of issuance of these consolidated financial statements, the auction is in pre-award stage.

On November 11, 2010, the SC issued Resolution No. 154/10 adopting the methodology for the deposit of the SU contributions to the trustee’s escrow account. The resolution includes several provisions related to the determination of the contributions that correspond to previous and posterior periods to the dictation of the Decree No. 558/08. It also provides that until the SC determines the existence of programs, the amounts that may correspond to their implementation may be discounted by the telecommunication providers when determining their contribution to the SU Fund. If completed the verification from the SC there were unrecognized amounts, they must be contributed into the FFSU or for the development of new works of the SU, with the approval of the SC.

NORTEL INVERSORA S.A.

On December 30, 2010, the trustee notified Telecom Argentina and Personal the trustee’s escrow account number in which they shall deposit the SU contributions under the provisions of SC Resolution No. 154/10.

On January 26, 2011 the SC issued Resolution No. 9/11 determining the “Infrastructure and Facilities Program”. The resolution provided that telecommunications services providers would affect to investment projects under this program, exclusively the amounts corresponding to their pending obligations of investment contributions born under Annex III of Decree No. 764/00, prior to Decree No. 558/08.

In Telecom Argentina

By the end of 2002, the SC formed a working group responsible for analyzing the method to be applied for measuring the net costs of SU performance –particularly, the application of the Hybrid Cost Proxy Model (the “HCPM Model”), based on the incremental cost of a theoretical network. The working group was also tasked with defining “non-monetary benefits” and determining the methodology for its calculation, in order to assess the costs that would be offset due to performance of SU obligations. The working group decided that, given the complexity of this methodology, efforts should be made to continue the initial programs independently from application of the HCPM Model, and that there was a need to carry out a comprehensive review of the present general regulations relating to SU to ensure that these regulations were operative in the near term considering the existing social needs.

Several years after the market’s liberalization and the effectiveness of the first SU regulations, service providers affected by these regulations have not received set-offs for providing services as required by the SU regime.

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has filed its monthly calculations since July 2007 for the review of the Regulatory Authority and estimated a receivable of $1,457 (unaudited). This receivable has not yet been recorded as of December 31, 2013 since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting approximately to $1,220 since July 2007 to date and which are included in the abovementioned receivable—did not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of issuance of these consolidated financial statements, the resolution of this appeal is still pending.

On July 12, 2012, Telecom Argentina was notified of SC Resolutions No. 53 and 54/12 and on July 25, 2012, it was notified of SC Resolutions No. 59, 60, 61 and 62/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People” and the “Free Access to Special Emergency Services and Special Community Services”, provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

On August 21, 2012, Telecom Argentina was notified of SC Resolutions No. 69 and 70/12, pursuant to which the “Value Added Service 0611 and 0612” and the “Long Distance Semipublic Service “ provided by Telecom Argentina did not qualify as an Initial Indicative Program, pursuant to the terms of Article 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they did not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Article 2 of Decree No. 558/08.

Telecom Argentina’s Management, with the advice of its legal counsels, has filed appeals against SC Resolutions Nos. 53, 54, 59, 60, 61, 62, 69 and 70 presenting the legal arguments based on which such resolutions should be revoked. The deductions that were objected by the SC Resolutions amount to approximately $534 and are included in the credit balance mentioned in the third paragraph.

On September 13, 2012, the CNC required Telecom Argentina to deposit approximately $208. Telecom Argentina has filed a recourse refusing the CNC’s request on the grounds that various appeals against SC Resolutions are still pending. However, it cannot be assured that these issues will be favorably resolved at the administrative stage.

NORTEL INVERSORA S.A.

In Personal

Since January 2001, Personal recorded a provision related to its obligation to make contributions to the SU fund. In addition, since July 2007 and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713/07, Personal deposited the correspondent contributions of approximately $112 into an account held under their name at the Banco de la Nación Argentina in January 2011.

During the first quarter of 2011, the above mentioned funds were transferred to the trustee’s escrow account, in compliance with the provisions of SC Resolution No. 154/10 previously described. Since January 2011, FFSU contributions are now being made into such escrow account.

In March 2011, Personal submitted to the SC a $70 investment project, pursuant to SC Resolution No. 9/11, for the development of a network infrastructure in locations in the Northern Region of Argentina with no mobile coverage. Personal submitted its calculations from 2001/2007 related to the mentioned project to be financed through its own SU contribution of such periods as required by the SC.

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to Article 3, last part, of Resolution No. 80/07, or Article 2 of Decree No. 558/08. It also provides that certain amounts already deducted may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

Personal has filed an administrative resource against the SC Resolution No. 50/12, requesting its nullity. As of the date of issuance of these consolidated financial statements, the resolution of this matter is still pending.

On October 1, 2012, responding to an SC’s requirement, Personal deposited under protest approximately $23 in the SU Fund, corresponding to the assessment of the SU services provided by Personal since the issuance of Decree No. 558/08, reserving its right to take all actions it may deem appropriate to claim its reimbursement, as informed to the SC and the CNC on October 15, 2012. Since August 2012, Personal is paying under claim of those concepts in their monthly calculations.

The Management of Personal could not assure that this issue would be favorably resolved at the administrative stage.

(e) Administrative complaint in connection with the service cuts affecting Telecom Argentina and Personal’s customers

In the normal course of business, telecommunications service providers face the possibility of having incidents in their networks or other assets with different impacts on services provided. The Regulatory Framework that regulates the service provision of Telecom Argentina and Personal provides for the possibility of interruptions in the provision of the service and also contemplates exemptions of responsibility in case of unforeseen circumstances or force majeure. In particular, the List of conditions of the Mobile Telephony Service (approved by Decree No. 1,461/93) and the General Regulation of Individual Communications Service (approved by Resolution SC No. 60/96) provide for a penalty regime taking into account the period of the service interruption and releasing of any sanction for total service provision interruption for no more than 24 hours and for partial service provision interruptions for periods of less than 7 days. The Telecom Group companies seek the necessary actions to prevent such incidents, and, in case of any occurrence, ensure their resolution as soon as possible.

However, the CNC has recently initiated different administrative procedures against Telecom Argentina and Personal related to different network incidents, including some originated by cases of unforeseen circumstances or force majeure, imposing penalties of different amounts for the companies of the Telecom Group.

NORTEL INVERSORA S.A.

The more relevant administrative sanctions are as follow:

Date of the incident	Company	Approximate duration of the incident	Sanctions
06/12/2012	Telecom Argentina	2 1⁄2 hours	Fine of approximately $0.6.
06/12/2012	Personal	2 1⁄2 hours	Fine of approximately $0.6 and $10 argentine pesos of reimbursement to each customer affected, with a penalty of $4,690 argentine pesos for each day of delay in complying with the reimbursement.

03/08/2013	Personal	2 hours	Fine of $6 and $30 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

04/02/2013	Personal	Service provision affected by the flooding of La Plata city.	Fine of approximately $2 and $60 argentine pesos of reimbursement to each customer affected, with a penalty of $140,700 argentine pesos for each day of delay in complying with the reimbursement.

05/10/2013	Personal	10 hours	Fine of approximately $0.6 and a penalty of $1,407 argentine pesos per day of delay in complying with reporting required by the CNC with respect to the incident.

Telecom Argentina and Personal have filed their defenses against such penalty procedures in the administrative stage, exposing their arguments, based on which such procedures should be released. As of the date of issuance of these financial statements, these penalty procedures are not final. However, it cannot be assured that a favorable result will be obtained at the administrative stage.

(f) Resolution SC No. 1/13

On April 8, 2013, Resolution SC No. 1/13 was published in the Official Bulletin, establishing that all mobile operators should guarantee the service provision, even in emergency situation or catastrophe, in which case the normal service provision must be restored in a maximum period of one hour. Mobile operators must, in all cases, prioritize the access to emergency services in the affected areas.

In addition, Resolution SC No. 1/13 established that mobile operators present within 45 days a Contingency Plan for emergency situations, for purposes of guaranteeing the continuity of services in such circumstances.

As of the date of issuance of these financial statements, Personal has appealed Resolution SC No. 1/13 exposing the arguments by which the mentioned resolution should be released. However, Personal has met its commitment to present a Contingency Plan for emergency situations.

(g) Resolution SC No. 5/13

On July 2, 2013, SC Resolution No. 5/13 was published in the Official Bulletin. This Resolution approved a “Telecommunication service quality regulation”, establishing, among others, new quality parameters required for telecommunication services provided through mobile and fixed public networks, for all the operators in Argentina and the obligation to provide periodic information to the CNC.

CNC Resolution No. 3.797/13 was published in the Official Bulletin on November 13, 2013, supplementing SC Resolution No. 5/13 and approving the Audit Procedures and Technical Verification of Service Quality Regulation of Telecommunications Services Manual.

As of the date of issuance of these financial statements, Telecom Argentina and Personal are analyzing the operational aspects required by the new regulations as well as its economic impact and applicable actions to be taken. The enforceability of this Resolution is subject to compliance with certain steps for its implementation with prior approval by the CNC.

NORTEL INVERSORA S.A.

(h) Regulation of Users of Mobile Communication Services

On September 9, 2013, the SC issued Resolution No. 12/13, establishing a procedure for public participation to express opinions and proposals on the Draft Regulation for Users of Mobile Communication Services (attached as Annex I of such resolution). As of the date of issuance of these financial statements, the period for such public comment has expired. The draft regulation contemplates, among other matters, the submission and maintenance of all service contracts electronically and on paper and also modifies the way changes in service plan business and marketing are submitted. As part of that process, Personal has submitted comments to the project stating the effects the provisions proposed in the published project, if approved, would have on the Argentine mobile communications industry.

(i) Change in the valuation method of mobile services and information on the conditions of commercial mobile plans

Resolution No. 26/13 issued on December 17, 2013 changed the valuation method of calls originating on mobile services and the mechanism for informing the CNC of the conditions of existing commercial plans. The new resolution establishes that calls originated by users of mobile communications will be charged per second and the pricing of each call will consist of a fixed value corresponding to the Initial Communication Block (including up to 30 seconds), plus additional charges per second after the 30th second of communication has elapsed.

The resolution requires providers of mobile communications services to adopt appropriate measures for the implementation of the new valuation method within sixty (60) calendar days from the publication of the Resolution for current users, and within fifteen (15) calendar days from publication for new users.

The resolution also establishes that the prices for each type of service plan, as well as the commercial conditions for all service plans, must be reasonable and non-discriminatory, and shall be submitted to the Enforcement Authority no less than (60) calendar days prior to their becoming effective.

As of the date of issuance of these financial statements, Personal has filed a request for extension of the time limits required by the resolution. However, Personal has made the necessary implementations to comply with the new provisions.

(j) Increase in the Regulator’s Penalty Activities

Telecom Argentina is subject to various penalty procedures, in most cases promoted by the Regulatory Authority, for delays in the reparation and installation of service to fix-line customers. Although generally a penalty considered on an individual basis does not have a material effect on Telecom Argentina’s equity, there is a significant disproportion between the amounts of the penalty imposed by the Regulatory Authority and the revenue that the affected customer generates to Telecom Argentina.

During 2013, the CNC significantly increased its penalty activities, increasing the amount of accusations and penalties, as well as the individual amount of each of the latter. In several cases the penalties imposed during 2013 have had twice the economic value of the penalties imposed to Telecom Argentina in previous fiscal years for the same alleged offences.

As a result of the above, and notwithstanding the defense arguments submitted by Telecom Argentina at the administrative level, losses recorded during the year ended on December 31, 2013 for contingencies of regulatory nature in Telecom Argentina have significantly increased, reaching an amount of $117 (vs. $51 in FY12 or +129%), which is included in item “Provisions” in the Income Statement. In determining the provisions for regulatory sanctions, the Telecom Argentina’s Management, with the assistance of its legal counsel, has determined the likelihood of such sanctions being imposed and the amount thereof based on historical information and contemplating various probable scenarios of prescription of charges and penalties received at the end of fiscal year 2013.

(k) “Tax Stability” principle: impact of variations in Social Security contributions

On March 23, 2007, the SC issued Resolution No. 41/07 relating to the impact of variations in Social Security contributions occurring over the past several years.

Subsequent to November 8, 1990, there were several increases in the rates of Social Security Contributions, which were duly paid by Telecom Argentina. At the same time, and under the framework of the argentina@internet.todos Program, Telecom Argentina paid, mostly during fiscal year 2000, reduced social security contribution rates.

NORTEL INVERSORA S.A.

Pursuant to Resolution No. 41/07, Telecom Argentina may offset the impact of costs borne as a result of increases in Social security contribution rates.

Telecom Argentina made the required presentations to the SC of the net receivable under Resolution No. 41/07, which were subject to audits by the Regulatory Authority.

During the third quarter of 2007, the CNC performed the audits on the information given by Telecom Argentina. Telecom Argentina had access to documentation of the CNC’s audits, which resulted in no significant differences from the net amounts it had determined. Consequently, Telecom Argentina recorded a receivable from increases in social security contributions and cancelled payables from reduction in social security contribution rates and other fines due by Telecom Argentina.

As of December 31, 2013, Telecom Argentina has a net receivable of $62 which, in addition with the receivable of $23 corresponding to the tax on deposits to and withdrawals from bank accounts (“IDC”), is included in the non-current caption “Other receivables”.

Since the resolution allows Telecom Argentina to offset the receivables with existing and/or future regulatory duties and the intention of Telecom Argentina is to exercise its offsetting rights, the receivable was recorded net of reserves. As of December 31, 2013, the reserves corresponding to these regulatory duties amounted to $85.

Since December 2008, Telecom Argentina has begun the billing to the customers of the increases in the rates of its social security contributions accrued from October 2008, applying the same mechanism used to bill the IDC.

(l) Tariff structure of the national and international regulated fixed line services

Rate Rebalancing

On December 1, 1999, SC Resolution No. 4,269/99 approved results arising from the application of the methodology outlined by SC Resolution No. 1,801/97, through which experts from the Buenos Aires National University verified the income variation of Telecom Argentina and Telefónica, for a term of two years, resulting from rate rebalancing of February 1997. The mentioned institution determined an increase in the income of Telecom Argentina as a result of the rate rebalancing of approximately $9.5 during the two years observed.

In December 2007, the Regulatory Authority notified Telecom Argentina that it will offset this difference with the Resolution No. 41/07 receivables. As a consequence, during fiscal year 2007, Telecom Argentina recorded a reserve on this matter on behalf of the CNC final results. In April 2009, the CNC notified the offsetting of the $9.5 Rate Rebalancing amount with the Resolution No. 41/07 receivables. So, Telecom Argentina has reduced the receivable with the corresponding reserve.

Price Cap

The Price Cap was a regulation mechanism applied in order to calculate changes in Telecom Argentina tariffs, based on changes in the U.S. Consumer Price Index (“U.S. C.P.I.”) and an efficiency factor.

In August 2009, the Regulatory Bodies finalized the 1999 Price Cap audit resulting in a payable by Telecom Argentina of $3.1 plus interest. Telecom Argentina has offset this balance with the credit resulting from SC Resolution No. 41/07, described in (k) above.

On April 6, 2000, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“Price Cap 2000”) that set the price cap efficiency factor at 6.75% (6% set by the SC and 0.75% set by Telecom Argentina and Telefónica) for the period from November 2000 to October 2001.

The 2000 Price cap audit results are still pending. Should the outcome is a payable by Telecom Argentina it can be offset with the Resolution No. 41/07 receivables.

In April 2001, the Argentine Government, Telefónica and Telecom Argentina signed an agreement (“2001 Price Cap”) that set the efficiency factor for reduction of tariffs at 5.6% for the period from November 2001 to October 2002.

However, a preliminary injunction against Telecom Argentina disallowed Telecom Argentina to apply tariff increases by reference to the U.S. C.P.I. Telecom Argentina appealed this injunction arguing that if one part of the formula cannot be applied, the Price Cap system should be nullified. Finally, Public Emergency Law No. 25,561 explicitly prohibited tariff adjustments, so, at the date of these consolidated financial statements, the pesification and the freeze of the regulated tariffs are still in force.

Tax on deposits to and withdrawals from bank accounts charged to customers

On February 6, 2003, the Ministry of Economy, through Resolution No. 72/03, defined the mechanism to allow, going forward, tariff increases on basic telephony services reflecting the impact of the IDC. The amount of tax charged must be shown separately in customers’ bills. Telecom Argentina has determined the existence of a remaining unrecovered amount of approximately $23 that arose before the issuance of Resolution No. 72/03, which will be claimed within the tariff renegotiation process (see (m) below).

NORTEL INVERSORA S.A.

In April 2007, Telecom Argentina provided the CNC with supporting documentation on this amount for its audit. Telecom Argentina had access to documentation of the Regulatory Authority’s audits that corroborates the amounts claimed by Telecom Argentina and the application of a similar offsetting mechanism pursuant to Resolution No. 41/07. Therefore, Telecom Argentina has recorded as “Non-current Other receivable” a total of $23. This receivable is also included in the reserves above mentioned in k).

(m) Renegotiation of agreements with the Argentine Government

Telecom Argentina’s tariff scheme and procedures are detailed in the Tariff Agreement entered into by Telecom Argentina and the Argentine Government in November 1991, as amended in February 1992. Pursuant to the Tariff Agreement, all rates were to be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at that time. Under the Convertibility law that was effective until January 2002, the applicable exchange rate was $1 to US$1. Rates were to be adjusted twice a year in April and October based on the variation of the U.S. C.P.I. These adjustments were not applied since 2000 according to a resolution of the SC.

However, in January 2002, the Argentine Government enacted Law No. 25,561, Ley de Emergencia Pública y Reforma del Régimen Cambiario (the “Public Emergency Law”), which provided, among other aspects, for the following:

-	The pesification of rates;

-	The elimination of dollar or other foreign-currency adjustments and indexing provisions for rates;

-	The establishment of an exchange rate for dollar-denominated prices and rates of $1 =US$1; and

-	The renegotiation of the conditions of the contractual agreements entered into between privatized companies and the Argentine Government.

The Argentine Government is entitled to renegotiate these agreements based on the following criteria:

-	The overall impact of rates for public services on the economy and income levels;

-	Service quality and investment plans, as contractually agreed;

-	The customers’ interests and access to the services;

-	The security of the systems; and

-	The profitability of the service providers.

Decree No. 293/02, dated February 12, 2002, entrusted the Ministry of Economy with the renegotiation of the agreements. Initially, the contractual renegotiation proposals were to be submitted to the Argentine Government within 120 days after the effective date of the Decree, although this term was further extended for an additional 180-day period. Telecom Argentina filed all information as required by the Argentine Government, which included information on the impact caused by the economic crisis on Telecom Argentina’s financial position and its revenues, the pre-existing mechanisms for tariff adjustments, operating costs, indebtedness, payment commitments with the Argentine Government and future and on-going investment commitments.

Furthermore, in July 2003, Decree No. 311/03 created the Unidad de Renegociación y Análisis de Contratos de Servicios Públicos (“UNIREN”), (Division for the Renegotiation and Analysis of Contracts of Public Utilities Services), a “special division” within the Ministry of Economy and the Ministry of Federal Planning, Public Investments and Services, pursuant to which the contractual relationships between the Argentine Government and the service providers were to be revised and renegotiated. In October 2003, the Argentine Government enacted Law No. 25,790 pursuant to which the original term to renegotiate the contracts was extended through December 31, 2004. As from that date, the Argentine Government enacted subsequent laws pursuant to which this term was extended through December 31, 2013.

In May 2004, Telecom Argentina signed a Letter of Understanding (“LOU”) with the Argentine Government pursuant to which Telecom Argentina committed not to modify the current rate structure through December 31, 2004 and to continue with the tariff renegotiation process, which Telecom Argentina expected to have concluded before December 31, 2004. Telecom Argentina also committed to offer phone services to beneficiaries of governmental welfare programs and to extend internet services in the interior of the country at reduced prices.

Even though Telecom Argentina fulfilled its commitments under the LOU, the Argentine Government did not make a specific offer related to the renegotiation of the rates at the date set in the LOU.

NORTEL INVERSORA S.A.

New Letter of Understanding with the UNIREN

On March 6, 2006, Telecom Argentina signed a new LOU (the “Letter”) with the UNIREN, within the framework of the renegotiation of its license, begun in 2004. Upon the fulfillment of the procedures set forth in the rules and regulations presently in effect, the Letter provides the framework for the signing of the Acta Acuerdo de Renegociación del Contrato de Transferencia de Acciones or Minutes of Agreement of the Renegotiation of the Transfer Agreement (the “Minutes of Agreement of the Renegotiation”) approved by Decree No. 2,332/90, as stated in Article 9 of the Public Emergency Law.

The main terms and conditions of the Letter include:

• The CNC and UNIREN have determined that Telecom Argentina satisfactorily complied with most of the requirements contemplated in the Transfer Agreement and by the regulatory framework. Isolated violations were satisfactorily remedied through fines and/or sanctions. Other matters arising in the normal course of business are still pending resolution, which was originally expected by June 30, 2006 (some of these matters are described below). Despite such expectation, the Regulatory Authority continues to analyze such open issues, the outcome of which will be disclosed when the analysis is completed;

• Telecom Argentina’s commitments to invest in the technological development and updating of its network;

• Telecom Argentina’s commitment to the achievement of its long-term service quality goals;

• The signing parties’ commitment to comply with and maintain the terms set forth in the Transfer Agreement, and in the regulatory framework in effect;

• The Argentine Government’s commitment to create an appropriate and standardized regulatory framework for telecommunications services and to give Telecom Argentina fair and equivalent treatment to that given to other telecommunications providers that shall take part in the process;

• Telecom Argentina’s commitment and the commitment of its indirect shareholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L., to suspend for a period of 210 working days any and all claims, appeals and petitions already filed or in the process of being filed, in administrative, arbitral or judicial offices, in Argentina or in any other country, that are founded in or related to any act or measure taken after the issuance of the Public Emergency Law with respect to the Transfer Agreement and the License. The suspension will take effect after the 30th day from the end of the public hearing convened to deal with the Letter. Once the Minutes of Agreement of the Renegotiation is ratified, any and all claims, appeals and/or proceedings will be disregarded;

• An adjustment shall be made to increase the termination charge of international incoming calls to a local area to be equivalent to international values, which are at present strongly depreciated;

• Off-peak telephone hours corresponding to reduced rates shall be unified with regards to local calls, long distance domestic and international calls.

On May 18, 2006, the Letter was subject to a public hearing procedure, with the purpose of encouraging the participation of the users and the community in general, taking into consideration that the Letter’s terms and conditions will provide the framework for the signing of the Minutes of Agreement of the Renegotiation. These Minutes of Agreement of Renegotiation shall be in effect once all the requirements stipulated in the regulatory framework are complied with, which among other things, requires that a Telecom Argentina Stockholders’ Meeting be held to approve said Minutes. Both Telecom Argentina and its indirect stockholders Telecom Italia S.p.A. and W de Argentina – Inversiones S.L. have timely fulfilled the Agreement’s commitments.

As of the date of issuance of these financial statements, Telecom Argentina continues to await completion of the administrative steps required for the National Executive to submit to the National Congress a proposed Memorandum of Agreement for Renegotiation.

Although there can be no assurance as to the ultimate outcome of these matters, it is the opinion of the Management of Telecom Argentina that the renegotiation agreement process will be satisfactorily completed.

(n) “Buy Argentine” Act

In December 2001, the Argentine Government passed Public Law No. 25,551 (“Compre Trabajo Argentino” or the “Buy Argentine” Act) and in August 2002, passed Decree No. 1,600/02 which approved and brought into effect the Compre Trabajo Argentino. The law requires Telecom Argentina to give preference to national goods and services, as defined in Public Laws No. 25,551 and No. 18,875, in any procurement related to the rendering of public telephony services (sect.1 & 2).

NORTEL INVERSORA S.A.

Preference must be given so long as the price of such goods is equal to or lesser than the price of a foreign good (including customs duties, taxes and other expenses that are linked to the nationality of goods) increased by 7% (when the Argentine offeror is a small or medium size company) or 5% (when the Argentine offeror is any other company) (sect.3).

Compre Trabajo Argentino also mandates that Telecom Argentina publish any bid for services in the Official Bulletin in order to provide any and all prospective offerors with the information necessary for them to participate. This mandatory publication requires considerable lead-time prior to the issuance of the purchase order and has had the result of extending the period needed to complete certain purchases. Non-compliance with Compre Trabajo Argentino is subject to criminal sanctions.

Public Law No. 18,875 establishes the obligation to exclusively contract services with local companies and professionals, as defined in such law. Any exception must receive the prior approval of the relevant Ministry.

In August 2004, CNC Resolution No. 2,350/04 enacted the “Procedure for the fulfillment of the Buy Argentine Act”, including the obligation for Telecom Argentina to present half-year affidavits addressing the fulfillment of these rules. Non-compliance with this obligation is subject to administrative sanctions.

This regulation, thus, reduces the operating flexibility of Telecom Argentina due to the time required to request bids for services and/or to obtain an approval of the relevant authority when necessary, and the higher administrative expenses derived from the obligation to present half-year affidavits.

Note 3 – Significant accounting policies

a) Going concern

The consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 have been prepared on a going concern basis as there is a reasonable expectation that Nortel and its subsidiaries will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than twelve months).

b) Foreign currency translation

Items included in the financial statements of each of the Telecom Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The financial statements of the Telecom Argentina’s foreign subsidiaries (Núcleo, Telecom USA and Springville) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the year. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of foreign consolidated subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for the year.

c) Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the year or at the end of the prior year, are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

d) Consolidation

These consolidated financial statements include the accounts of Nortel with Telecom Argentina and its subsidiaries over which it has effective control (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of December 31, 2013, 2012 and 2011.

Control exists when the investor (Nortel) has power over the investee; exposure, or rights, to variable returns from its involvement with the investee and has the ability to use its power to affect the amount of the returns. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

NORTEL INVERSORA S.A.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the year are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial year-end of all the subsidiaries’ financial statements coincides with that of the Parent and have been prepared in accordance with the same accounting policies.

e) Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to the Telecom Group and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

The Telecom Group discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for the Telecom Group and are disclosed by nature: Voice services, Internet services and Data transmission services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of the mentioned service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable period of permanence.

Other income mainly includes penalties collected from suppliers which are realized in the ordinary course of business but are not the main business objective.

The Telecom Group’s principal sources of revenues are:

Fixed telecommunication services and products

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized on a monthly basis as services are provided.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by Telecom Argentina from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on Telecom Argentina’s network. Revenue is recognized as services when they are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 9 years in the case of fixed telephony).

Reconnection fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a reconnection fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, reconnection revenues are higher than its associated direct expenses.

NORTEL INVERSORA S.A.

Revenues from sales of goods, such as telephone and other equipment, are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

Revenue on construction contracts recognized in year ended December 31, 2013 amounted to $19, of which $12 are receivables. The agreement provides finance within 48 months from April 2014, the date when the implementation of the project is estimated. No revenue on construction contracts were recorded for year 2012. Revenue on construction contracts recognized in year ended December 31, 2011 amounted to $25.

Cost on construction contracts recognized in year ended December 31, 2013 amounted to $16. No cost on construction contracts were recorded for year 2012. Cost on construction contracts recognized in year ended December 31, 2011 amounted to $14.

Revenue from international telecommunications services mainly includes voice and data services and international point-to-point leased circuits.

Revenues from international long-distance service reflect payments under bilateral agreements between Telecom Argentina and foreign telecommunications carriers, covering inbound international long-distance calls.

Revenues are recognized as services when they are provided.

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services when they are rendered.

Mobile telecommunication services and products

Telecom Group provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

NORTEL INVERSORA S.A.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), Telecom Argentina and its subsidiaries recognize revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is assigned to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such assignation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which was used in the preparation of the present consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

f) Financial instruments

f.1) Financial assets

Telecom Group early adopted IFRS 9 in its first consolidated financial statements prepared in accordance with IFRS as issued by the IASB (thus, in its consolidated financial statements as of December 31, 2010).

Financial assets and liabilities, on initial recognition, are measured at transaction price as of the acquisition date. Financial assets are derecognized in the financial statement when the rights to receive cash flows from them have expired or have been transferred and the Company has transferred substantially all the risks and benefits of ownership.

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the entity’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed three months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income. During 2013, Personal acquired mutual funds whose main underlying asset is adjustable to the variation of the US$/$ exchange rate (dollar linked).

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

NORTEL INVERSORA S.A.

Investments

Investments over 90 days maturity are recorded at amortized cost.

Argentine companies’ notes and Government bonds (where in both cases the intention of Personal is held to maturity) are recorded at amortized cost. During 2013 Personal acquired Government bonds denominated in US Dollars (Bonar VII – which have reached the maturity date and have been collected as of the date of these consolidated financial statements – and Boden 2015), which bear an annual interest of 7%, also in US Dollars. These Government bonds are measured at amortized cost. However, since they are denominated in US Dollars and bear an interest in this foreign currency, for purposes of calculating the internal rate of return (IRR), Management estimated the US Dollar denominated cash flows to be generated until maturity and compared that amount to the fair value of the instrument in US Dollars at the acquisition date (being the IRR the rate that equates both amounts). The acquisition cost in US Dollars has been adjusted by applying the IRR and the resulting value was converted to Argentine pesos using the exchange rate as of the date of measurement. The exchange differences generated by these Government bonds are included in Financial expenses as Foreign currency exchange gains or losses.

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Telecom Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

f.2) Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), salaries and social security payables (see n) below) and certain other liabilities.

Until the redemption of the shares on June 14, 2012 and in accordance with the Terms and Conditions of issuance, Nortel’s Class “A” preferred shares provided a mandatory repayment schedule. Although payments to the holders of such shares became due only to the extent that the Company had liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation did not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares were classified as liability and valued at their amortized cost (as provided by CNV Resolution No. 576/09).

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3) Derivatives

Derivatives are used by the Telecom Group to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9, when they do not qualify for hedge accounting or in accordance with IFRS 9 when they meet the conditions for hedge accounting.

In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when:

a) The hedging relation consists only on hedging instruments and hedged items eligible;

b) Since its inception the hedging relation and the purpose and risk management strategy, are formally designated and documented;

c) the hedge is expected to fulfill the efficacy requirements mentioned in Note 20.

NORTEL INVERSORA S.A.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

For additional information about derivatives operations during 2013 and 2012 see Note 20.

g) Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a monthly service contract for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Telecom Group considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract signed during its minimum non-cancelable term.

h) PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to Telecom Argentina and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are annually reviewed. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets; the ranges of the estimated useful lives of the main PP&E are the following:

Asset	Estimated useful life (in years)
Buildings received from ENTel	35
Buildings acquired subsequent to 11/8/90	50
Tower and pole	15
Transmission equipment	3-20
Wireless network access	5-10
Switching equipment	5-13
Power equipment	7-15
External wiring	10-20
Computer equipment and software	3-5
Telephony equipment and instruments	5-10
Installations	3-10

NORTEL INVERSORA S.A.

The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized prospectively in the consolidated income statement.

i) Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

- Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met. The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

- Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 9 years.

- PCS license (Argentina)

Telecom Argentina, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

- PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 120 months. These licenses were successively renewed for a period of 5 years, estimating the finalization of its amortization during year 2017.

- Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 60 months through fiscal year 2016.

- Rights of use

Telecom Argentina purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 180 months.

- Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of Telecom Argentina’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

NORTEL INVERSORA S.A.

- Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (180 months).

j) Leases

Finance leases

Leases that transfer substantially all the risks and benefits incidental to ownership of the leased asset are classified as finance leases. Telecom Argentina recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

As of December 31, 2013 the Telecom Group holds finance leases which represent current commercial liabilities in the amount of $28 and non-current commercial liabilities of $1. The total payment for these capital leases upon maturity amounts to $31.

A summary by major class of fixed assets covered by finance leases as of December 31, 2013 is as follows:

	Book value	Lease terms	Amortization period
PP&E – Computer equipment	53	3 years	3 years
Accumulated depreciation	(26)

Net value	27

	Book value	Lease terms	Amortization period
PP&E – Transmission equipment	3	2 years	5 years
Accumulated depreciation	(1)

Net value	2

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, Telecom Argentina leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2028. Rental expenses are included under Interconnection costs and other telecommunication charges and Other operating expenses items lines in the consolidated income statements.

k) Impairment of intangible assets and PP&E

At every annual or interim closing date, Telecom Argentina assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by Telecom Argentina when it is higher than its recoverable amount. In that event, a loss would be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the evaluated asset.

Where it is not possible to estimate the recoverable value of an individual asset, Telecom Argentina estimates the recoverable value of the cash-generating unit to which the asset belongs. Telecom Argentina considers each legal entity of the Telecom Group as a cash-generating unit.

NORTEL INVERSORA S.A.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by Telecom Argentina as of December 31, 2013 and 2012 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the year presented, Telecom Argentina estimates that does not exist indicators of impairment of assets that are subject to amortization with the exception of those referred to, in the following paragraphs.

During 2013, Personal has assessed the recoverable value of a group of assets recorded in PP&E related to pricing and billing systems related to prepaid and postpaid subscribers. Because of the low performance and for the reason that the system does not meet the objectives established for its implementation, Personal´s Management decided the discontinuation of the system. As a whole, Personal has recorded an impairment for a total amount of $65 equivalent to the carrying value of these assets.

Additionally, Telecom Argentina assessed the recoverable value of certain assets related to projects entered into with the public sector and the private sector, and given the current uncertainties regarding the future development and the future cash flows associated to this group of assets; the Telecom Argentina’s Management recorded an impairment loss of approximately $122. The amount of this impairment loss will be re-assessed periodically.

These impairments are included in operating expenses under the item line “Impairment of PP&E”.

l) Other liabilities

•	Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. Telecom Argentina does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits.

The net periodic pension costs are recognized in the income statement as employees render the services necessary to earn pension benefits. However, actuarial gains and losses should be presented in the statements of comprehensive income. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19 revised. Telecom Argentina does not make plan contributions or maintain separate assets to fund the benefits at retirement.

The actuarial assumptions used are based on market interest rates, past experience and Management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. The main assumptions used in determining expense and benefit obligations are the following rates and salary ranges:

	2013	2012	2011
Discount rate (1)	8.0% – 10.8%	4.1% – 13.1%	5.6 – 12.1%
Projected increase rate in compensation (2)	15.0% – 25.0%	15.0% – 25.2%	15.0 – 25.7%

(1)	Represents estimates of real rate of interest rather than nominal rate in $.
(2)	In line with an estimated inflationary environment for the next three financial years.

In accounting for these pension benefits of unionized employees of Telecom Argentina, IAS 19 revised (Employee benefits) issued by the IASB in June 2011 has been applied. IAS 19 revised introduced changes related to the recognition of actuarial gains and losses, the disclosure of re-measurements of net defined benefit liability / asset (requiring its recognition in Other comprehensive income), as well as additional disclosure requirements for defined benefit plans. IAS 19 revised is mandatory for periods beginning on or after January 1, 2013. The adoption of such standard would result in a reduction of $0.1 in Retained Earnings at the beginning of the fiscal year 2013 with counter entry in Other Comprehensive Income. Given the immateriality of this change, the Telecom Group and the Company beginning balances have not been modified, and this IAS 19 revised has been applied starting from fiscal year 2013.

Additional information on pension benefits is provided in Note 16.

NORTEL INVERSORA S.A.

•	Legal fee

Pursuant to Law No. 26,476 – Tax Regularization Regime (“Régimen de Regularización Impositiva Ley Nº 26,476”), Telecom Argentina is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m) Deferred revenues

Deferred revenues include:

-	Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packs for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by customers or when the card expires, whichever happens first. See Note 3.e. Revenues – Fixed telecommunication services and products.

-	Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See Note 3.e. Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products.

-	Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See Note 3.e. Revenues – Mobile telecommunication services.

-	Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, Telecom Argentina sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

-	Deferred income for CONATEL’s government grants

During 2010 and 2011, the CONATEL awarded to Núcleo public tenders for the expansion of the network infrastructure that provides a platform for access to mobile services and basic services in social interest areas in Paraguay.

Government grants shall be recognized on a systematic basis over the periods in which the entity recognizes as expenses the related costs for which the grants are intended to compensate. In accordance with IAS 20 the government grants related to assets can be presented either in the statement of financial position as deferred income or as a reduction of the carrying amount of related asset. The Telecom Group opted the first alternative provided by the standard considering that recognition as deferred income adequately reflects the business purpose of the transaction. Therefore, the related assets were recognized at the cost incurred by Núcleo in the construction of the engaged infrastructure and the government grant was accounted for as deferred income and recognized in profit or loss starting at the time the infrastructure becomes operative and throughout its useful life.

n) Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits and restructuring indemnities. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

        Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving Telecom Argentina upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave Telecom Argentina and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

NORTEL INVERSORA S.A.

As of December 31, 2012, restructuring debt represented the indemnities that were payable for the layoffs related to the restructuring plan that the Telecom Group began by the end of 2012 which was finished on June 2013. Further information on the restructuring plan is provided in Note 17 to the consolidated financial statements.

o) Taxes payables

The Company and the Telecom Group are subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense for the Company and the Group. They are also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for the Company and the Telecom Group are the following:

- Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The income tax expense for the period comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. Telecom Argentina records income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries that generate a deferred income tax liability, where the timing of the reversal of the temporary difference is controlled by the Telecom Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carry forwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax assets arising from investment in subsidiaries are recognized when it is probable that the temporary differences will be reversed in the foreseeable future and when future taxable income would be sufficient to apply those temporary differences. The statutory income tax rate in Argentina was 35% for all years presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

Amendments to the Income Tax Law

On September 23, 2013, Law No. 26,893 was published in the Official Bulletin, incorporating amendments to the Income Tax in connection with, among others, the taxation of results derived from transfers of stocks and dividend distributions. On February 7, 2014, the PEN set out regulatory clarifications in this matter through the Decree No. 2,334/13:

•	Results derived from transfers of stocks

As from the amendment’s effective date, results derived from the transfer of shares, quotas and other equity interests, titles, bonds and other securities, are subject to Argentine income tax, regardless of the kind of beneficiary who realizes the gain. The effective tax rate applicable is 15%. Negative results arising from such operations will have the character of specific and can only be offset against future earnings from operations of the same nature.

However, results from the transfer of such securities are exempt from such income tax when the latter are listed on stock exchange markets and the gains are realized by individual or undivided estates residents in Argentina.

Gains obtained by nonresidents from the transfer of shares, quotas and other equity interests, titles, bonds and other securities are also subject to income tax. When both the seller and the buyer are nonresidents, the person liable to pay the tax shall be the buyer of the shares, quotas, equity interests and other securities transferred.

NORTEL INVERSORA S.A.

•	Dividend distributions

Dividends and other profits paid in cash or in kind – except for stock dividends or quota dividends – , by companies and other entities incorporated in Argentina referred to in Argentine Income Tax Law Sections 69 (a) (1), (2), (3), (6) and (7), and Section 69 (b), are subject to income tax at a 10% rate, except for dividends received by domestic companies and other domestic entities, which continue to be not subject to income tax. Dividends distributed to nonresidents shall be subject to a 10% withholding tax, as a unique and definitive payment. Consequently, any dividend distribution made by the Company to its shareholders shall be subject to this broadened tax, except for those beneficiaries that are domestic corporate taxpayers “sujetos empresa” (such as, for instance, distributions made from Nortel to Sofora) and regardless of, if applicable, the so called “Equalization Tax”.

The statutory income tax rate in Paraguay was 10% for all years presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in Uruguay was 25% for all years presented.

The statutory income tax rate in the United States was 39.50% for the years ended December 31, 2013, 2012 and 2011, respectively.

- Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates resulting from the turnover tax charge over the total revenues were approximately 5.3%, 4.7% and 4.4% for the years ended December 31, 2013, 2012 and 2011, respectively. In the case of the Company, interests from time deposits are subject to a 5% turnover tax rate.

- Other taxes and levies

Since the beginning of 2001, telecommunication services companies have been required to make a SU contribution to fund SU requirements (Note 2.d). The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues and adopts the “pay or play” mechanism for compliance with the mandatory contribution to the SU fund.

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Company has the right to transfer this tax to its customers but this is not always possible. Such incremental cost is included in the item line “Cost of equipments and handsets”.

p) Provisions

The Telecom Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 17.

Provisions also include the expected costs of dismantling assets and restoring the corresponding site if a legal or constructive obligation exists, as mentioned in h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q) Dividends

Dividends payable are reported as a change in equity in the year in which they are approved by the Stockholders’ Meeting.

NORTEL INVERSORA S.A.

r) Finance income and expenses

Finance income and expenses include:

•	interest accrued on the related financial assets and liabilities using the effective interest rate method;

•	changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•	gains and losses on foreign exchange and financial instruments (including derivatives);

•	other financial results.

s) Telecom Argentina’s Treasury Shares Acquisition

Effect of Telecom Argentina’s Acquisition of Treasury Shares

In connection with the Treasury Shares Acquisition Process described in Note 19 to the consolidated financial statements, Telecom Argentina has applied the guidance set forth in IAS 32, which provides, consistently with the CNV Regulations, that any instruments of its own equity acquired by Telecom Argentina must be recorded at the acquisition cost and must be deducted from Equity under the caption “Treasury shares acquisition cost”. No profit or loss resulting from holding such instruments of own Equity shall be recognized in the income statement. If the treasury shares are sold, the account “Treasury shares acquisition cost” shall be recorded within Equity under the “Treasury shares negotiation premium” caption. If such difference is negative, the resulting amount shall be recorded within Equity under the “Treasury shares negotiation discount” caption.

Effect of Telecom Argentina’s Acquisition of Treasury Shares in Nortel

Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial application, and to approve the methodology, terms and conditions of such investments.

On May 22, 2013, Telecom Argentina’s Board of Directors approved the terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Stockholders’ Meetings. In accordance with IFRS, the economic rights of an investor in a company that holds treasury shares must be calculated taking into account the amount of shares held by such investor against the aggregate amount of outstanding shares of the subsidiary/associate. As a result, Telecom Argentina’s treasury shares acquisition has caused Nortel to increase its political and economic rights from 54.74% to 55.60% of the outstanding capital stock of Telecom Argentina as of December 31, 2013.

As of December 31, 2013, Telecom Argentina had acquired 15,221,373 treasury shares, which were carried at their transaction cost of $461, reducing its equity in such amount. This accounting treatment has caused a reduction of Nortel’s investment in Telecom Argentina and a reduction of its equity of $155, which is disclosed in the Equity as “Subsidiary’s treasury shares acquisition effect”.

t) Earnings per share

Basic earnings per share are calculated by dividing the net income or loss attributable to owners of the Parent by the weighted average number of shares of common stock outstanding during the year (see Note 25).

u) Use of estimates

The preparation of consolidated financial statements and related disclosures in conformity with IFRS requires Management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate.

Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the year. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically.

NORTEL INVERSORA S.A.

The most important accounting estimates which require a high degree of subjective assumptions and judgments are addressed below:

Financial statement item / area	Accounting estimates
Revenues	Revenue recognition is influenced by: • the expected duration of the relationship with the customer for revenues from upfront connection fees; • the estimation of traffic measures.
Useful lives and residual value of PP&E and Intangible assets	PP&E and intangible assets, except for indefinite useful life intangibles, are depreciated or amortized on a straight-line basis over their estimated useful lives. The determination of the depreciable amount of the assets and their useful lives involves significant judgment. The Telecom Group periodically reviews, at least at each financial year-end, the estimated useful lives of its PP&E and amortizable intangible assets.
Recoverability of PP&E and intangible assets with finite useful life

At least at every annual closing date, an assessment is made regarding whenever events or changes in circumstances indicate that PP&E and amortizing intangible assets may be impaired.

The recoverable amount is the higher of the fair value (less costs to sell) and its value in use. The identification of impairment indicators and the estimation of the value in use for assets (or groups of assets or cash generating units) require management to make significant judgments concerning the validation of impairment indicators, expected cash flows and applicable discount rates Estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, capital cost, etc.

For the years presented the Telecom Group estimated that there are no indicators of impairment of assets that are subject to amortization, with the exception of those mentioned in the point k) of this note for a total amount of $187. However, changes in our current expectations and operating assumptions, including changes in our business strategy, technology, competition and/or changes in market conditions, and the outcome of the rates negotiations for regulated fixed services with the Argentine government, could significantly impact these judgments and could require future adjustments to the recorded assets.

Although no indicators of impairment are verified the Telecom Argentina’s Management, prudentially, has assessed the recoverability of PP&E and intangible assets for Telecom Argentina assuming different scenarios of probability which contemplates rate adjustments for regulated services. Considering these assumptions, the Telecom Argentina’s Management believes that its fixed assets are recoverable.

Intangible assets with indefinite useful life – PCS license

The Telecom Group determined that Personal’s PCS license met the definition of an indefinite-lived intangible asset for the years presented and tests it annually for impairment. The recoverability assessment of an indefinite-lived intangible asset such as the PCS license requires our Management to make assumptions about the future cash flows expected to be derived from such asset.

Such estimated cash flows are based on significant Management’s assumptions about the key factors that could affect future business performance such as the future market share, competition level, capital expenditures, salary increases, foreign exchange rates evolution, capital structure, discount rate, etc. The discount rate used to determine the discounted cash flow is an annual US dollar rate of approximately 13%.

Our judgments regarding future cash flows may change due to future market conditions, business strategy, the evolution of technology and other factors. These changes, if any, may require adjustments to the carrying amount of the PCS license.

Income taxes and recoverability assessment of deferred tax assets	Income taxes (current and deferred) are calculated in each company of the Telecom Group according to a reasonable interpretation of the tax laws in effect in each jurisdiction where the companies operate. The recoverability assessment of deferred tax assets sometimes involves complex estimates to determine taxable income and deductible and taxable temporary differences between the carrying amounts and the taxable amounts. In particular, deferred tax assets are recognized to the extent that future taxable income will be available against which they can be utilized. The measurement of the recoverability of deferred tax assets takes into account the estimate of future taxable income based on the Telecom Group’s projections and on conservative tax planning.
Receivables and payables valued at amortized cost	Receivables and payables valued at amortized cost are initially recorded at their fair value, which is generally determined by using a discounted cash flow valuation method. The fair value under this method is estimated as the present value of all future cash flows discounted using an estimated discount rate, especially for long term receivables and payables. The estimated discount rate used to determine the discounted cash flow of non-current receivables and payables is an annual rate in pesos ranging between 20% and 32% for year 2013 and 19% and 28% for year 2012. Additionally, an annual U.S. dollars rate of approximately 8% was used for discounting long term receivables denominated in U.S dollars during 2013 and 2012.
Provisions	The Telecom Group is subject to proceedings, lawsuits and other claims related to labor, civil, tax, regulatory and other matters. In order to determine the proper level of provisions, Management assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. Internal and external legal counsels are consulted on these matters. A determination of the amount of provisions required, if any, is made after careful analysis of each individual issue. The determination of the required provisions may change in the future due to new developments in each matter, changes in jurisprudential precedents and tribunal decisions or changes in its method of resolving such matters, such as changes in settlement strategy.
Allowance for Doubtful Accounts	The recoverability of receivables is measured by considering the aging of the accounts receivable balances, historical write-offs, customer creditworthiness and changes in the customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the customers were to deteriorate, the actual write-offs could be higher than expected.

In the absence of a Standard or an Interpretation that specifically applies to a particular transaction, Management carefully considers the IFRS general framework and valuation techniques generally applied in the telecommunication industry and uses its judgment to evaluate the accounting methods to adopt with a view to providing financial statements which faithfully represent the financial position, the results of operations and the cash flows of the Group, reflect the economic substance of the transactions, be neutral, be prepared on a prudent basis and be completed in all material respects.

NORTEL INVERSORA S.A.

New Standards and Interpretations issued by the IASB not in force

As required by IAS 8, the IFRS issued by the IASB not in force as of the date of these consolidated financial statements are reported below and briefly summarized. These standards have not been adopted by the Company or the Telecom Group.

Amendments to IAS 32 (Requirements for offsetting financial instruments)

In December 2011 the IASB issued amendments to IAS 32.

The amendments clarify the meaning of currently has a legally enforceable right of set-off and also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous.

These amendments are effective for financial years beginning on or after January 1, 2014 and are required to be applied retrospectively. Early application is permitted. The Telecom Group is currently analyzing the impact that the adoption of these amendments will have on the Company or the Telecom Group’s financial position.

IFRIC 21 (Levies)

In May 2013, the IASB issued IFRIC 21 “Levies”. This interpretation addresses the principle that the obligating event that gives rise to a liability to pay a levy is the activity that triggers the payment of the levy, as identified by the legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period as a result of the entity being economically compelled to continue to operate in that future period. If an obligation to pay a levy is triggered when a minimum threshold is reached, the accounting for the liability that arises from that obligation shall be recognized when that threshold is reached.

This interpretation is effective for annual periods beginning on or after January 1, 2014. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company or the Telecom Group’s financial position or on the results of operations.

Amendments to IAS 36 (Information disclosure regarding the impairment of non-financial assets)

In May 2013 the IASB issued amendments to IAS 36. The amendments require the disclosure of information about the recoverable amount of assets that were impaired, when its estimated recoverable amount is based on fair value less costs to sell. In addition, in those cases in which recoverable amount based on fair value less costs of disposal is calculated using discounted cash flows, it is required to disclose the discount rate that has been used in the present value technique. This requirement shall be applied for assets which have been impaired or a reversal of impairment has been accounted during the annual period.

These amendments are effective for annual periods beginning on or after January 1, 2014, retrospectively. Early application is permitted. The adoption of this interpretation will not have significant impacts on the Company or the Telecom Group’s disclosures.

Amendments to IAS 19 (Employee contributions to Defined Benefit Plans)

In November 2013 the IASB issued amendments to IAS 19. These amendments clarify the recognition of those contributions made by third parties or by employees to defined benefit plans.

These amendments are effective for annual periods beginning on or after July 1, 2014, retrospectively. Early application is permitted. The adoption of these amendments will not have significant impacts on the Company or the Telecom Group’s financial position or on the results of operations.

Annual Improvements to IFRSs (2010-2012 Cycle)

In December 2013 the IASB published the Annual Improvements to IFRSs (2010-2012 Cycle), which introduced amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS 24 and IAS 38. These amendments address clarifications that the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However, the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Telecom Argentina’s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

NORTEL INVERSORA S.A.

Annual Improvements to IFRSs (2011-2013 Cycle)

In May 2012 the IASB published the Annual Improvements to IFRSs (2011-2013 Cycle), which introduced amendments to IFRS 3, IFRS 13 and IAS 40. These amendments address clarifications the IASB considered necessary because there were diversity or confusion in the interpretation of certain requirements. However the amendments do not substantially modify the related standards. The adoption of these amendments will not have significant impacts on the Company or the Telecom Group’s financial position or results of operations.

The amendments are effective for annual periods beginning on or after July 1, 2014.

Note 4 – Cash and cash equivalents and Investments. Additional information on the consolidated statements of cash flows

a)	Cash and cash equivalents and Investments

Cash and cash equivalents and investments consist of the following:

	As of December 31,
Cash and cash equivalents	2013	2012
Cash	12	12
Banks	344	127
Time deposits	3,990	2,625
Mutual funds	955	404

Total cash and cash equivalents	5,301	3,168

Investments	As of December 31,
Current investments	2013	2012
Investments over 90 days maturity	—	540
Argentine companies notes	86	1
Provincial government bonds	35	20
Government bonds	2	—

Total current investments	123	561

	As of December 31,
Non-current investments	2013	2012
Government bonds	219	—
Provincial government bonds	13	—
Argentine companies notes	10	69
2003 Telecommunications Fund	1	1

Total non-current investments	243	70

b)	Additional information on the consolidated statements of cash flows

The Company applies the indirect method to reconcile the net income for the year with the cash flows generated by its operations:

•	Changes in assets/liabilities components:

	Years ended December 31,
	2013	2012	2011
Net (increase) decrease in assets
Investments not considered as cash or cash equivalents	(16)	—	3
Trade receivables, net	(1,065)	(654)	(534)
Other receivables, net	(329)	(163)	(107)
Inventories, net	(251)	(108)	(93)

	(1,661)	(925)	(731)

Net (decrease) increase in liabilities
Trade payables	1,411	169	293
Deferred revenues	178	90	178
Salaries and social security payables	48	8	175
Other taxes payables	67	84	31
Other liabilities	30	(40)	31
Provisions	(97)	(121)	(56)

	1,637	190	652

Income tax paid consists of the following:

	Years ended December 31,
	2013	2012	2011
Tax returns and payments in advance	(1,473)	(1,557)	(1,232)
Other payments	(149)	(90)	(84)

Total payments of income tax	(1,622)	(1,647)	(1,316)

NORTEL INVERSORA S.A.

•	Main non-cash operating transactions:

	Years ended December 31,
	2013	2012	2011
Retentions over dividends paid	67	—	—
Tax credits (Note 14)	17	—	—
Compensation of tax on personal property – on behalf of shares holders	13	—	—
Compensation of VAT credit and income tax	8	23	—
Compensation Fund contribution reclassified between:
Provisions and other receivables and salaries and social security contributions	—	39	—
Provisions and other liabilities	—	27	—
SAC acquisitions offset with trade receivables	239	161	95
SU receivables offset with taxes payable	—	—	112

•	Most significant investing activities:

Fixed assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
CAPEX (Note 8)	(3,964)	(2,415)	(2,318)
Acquisition of Materials (net transfers to CAPEX, Note 8)	(363)	(159)	(167)

Subtotal	(4,327)	(2,574)	(2,485)
Plus:
Payments of trade payables originated in prior years acquisitions	(829)	(1,223)	(1,065)
Less:
Acquisition of fixed assets through incurrence of trade payables	1,766	1,309	1,339
Assets retirement obligations	21	8	12
Mobile handsets lent to customers at no cost (i)	17	15	6

	(3,352)	(2,465)	(2,193)

(i)	Under certain circumstances, Personal and Núcleo lend handsets to customers at no cost pursuant to term agreements. Handsets remain the property of the companies and customers are generally obligated to return them at the end of the respective agreements.

Intangible assets acquisitions include:

	Years ended December 31,
	2013	2012	2011
Intangible assets acquisitions (Note 9)	(887)	(842)	(874)
Plus:
Payments of trade payables originated in prior years acquisitions	(81)	(92)	(105)
SAC acquisition offset with trade receivables	(239)	(161)	(95)
Less:
Acquisition of intangible assets through incurrence of trade payables	361	234	267

	(846)	(861)	(807)

The following table presents the cash flows from purchases, sales and maturities of securities which were not considered cash equivalents in the statement of cash flows:

	Years ended December 31,
	2013	2012	2011
Investments over 90 days maturity	540	(540)	20
Argentine companies notes and Government bonds	(259)	(90)	—

	281	(630)	20

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

	Years ended December 31,
	2013	2012	2011
Debt proceeds – Núcleo	208	47	—

Total financial debt proceeds (*)	208	47	—

Redemption of Class “A” preferred shares – Nortel	—	(363)	(542)
Payment of dividends on Class “A” preferred shares redemption – Nortel	—	(113)	(116)
Payment of bank loans – Núcleo (*)	(157)	(63)	(36)

Total payment of debt	(157)	(539)	(694)

Payment of interest on bank loans – Núcleo	(16)	(13)	(14)

Total payment of interest	(16)	(13)	(14)

Acquisition of Treasury Shares (Telecom Argentina) – Note 19 f)	(461)	—	—

(*)	In September 2013, 160 (equivalent to 130,000 millions of Guaraníes) were taken mainly to be pre-cancel financial debt by 127 (equivalent to 103,000 millions of Guaraníes).

NORTEL INVERSORA S.A.

Reduction of “Voluntary Reserve for Future Dividend Payments” and Dividends Distribution of Nortel

The Company’s Board of Directors’ Meeting held on December 16, 2013, resolved to reduce the “Voluntary Reserve for Future Dividends Payment”, created by Nortel’s Annual and Extraordinary General Stockholders’ Meetings held on April 27, 2012 and April 26, 2013, and distribute cash dividends in an amount of $465 ($228 to Class B shares, equivalent to $154.60 argentine pesos per share, and $237 to shares of common stock, equivalent to $44.60 argentine pesos per share). Dividends were made available on December 27, 2013. Dividends were paid after (i) offsetting $5 owed to the Company as tax on personal property paid by the Company on behalf of shareholders, and (ii) withholding tax on dividends estimated in $23. As a result, the total amount paid as cash dividends was $437 as of December 31, 2013. Following the year end, the Company paid the withholding tax on dividends to the Tax Authorities.

The Annual and Extraordinary General Stockholders’ Meeting of Nortel held on June 13, 2012 approved a cash dividend distribution of approximately $5 (equivalent to $3.66 argentine pesos per share) to the Class B shares, and of approximately $6 to the shares of common stock (equivalent to $1.05 argentine pesos per share), which were paid on June 29, 2012.

Reduction of “Voluntary Reserve for Future Dividend Payments” and Dividend Distribution of Telecom Argentina

The Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013, resolved to reduce the “Voluntary Reserve for Future Dividends Payment”, and distribute cash dividends in an amount of $1,000 – $948 paid net of withholding taxes – (equivalent to $1.03 argentine pesos per share) to holders of outstanding shares, of which $392 correspond to non-controlling shareholders. Dividends were made available on December 27, 2013.

The Annual General Stockholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in an amount of $807 (equivalent to $0.82 argentine pesos per share of Telecom Argentina), of which $365 correspond to non-controlling shareholders. Dividends were paid on May 10, 2012.

Núcleo’s Dividends Distribution

The Annual Stockholders’ Meeting of Núcleo held on March 22, 2013 approved the following cash dividend payment:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non- controlling interest	Total dividends paid
May 2013	34	16	50
October 2013	34	17	51

Total (*)	68	33	101

(*)	Correspond to 80,000 million of Guaraníes approved by the Annual Stockholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

Núcleo’s Annual General Stockholders’ Meeting held on March 16, 2012 approved the following cash dividend distribution to its shareholders:

Dividend payment month	Dividends attributable to Personal	Dividends attributable to non- controlling interest	Total dividends paid
April 2012	27	13	40
October 2012	20	10	30

Total (*)	47	23	70

(*)	Correspond to 70,000 million of Guaraníes approved by the Annual Stockholders’ Meeting of Núcleo, translated to argentine pesos at the exchange rate of the date of its approval.

NORTEL INVERSORA S.A.

Note 5 – Trade receivables

Trade receivables consist of the following:

	As of December 31,
	2013	2012
Current trade receivables
Fixed services	950	853
Personal mobile services	2,170	1,469
Núcleo mobile services	105	61

Subtotal	3,225	2,383
Allowance for doubtful accounts	(239)	(202)

	2,986	2,181

Non-current trade receivables
Fixed services	19	23
Núcleo mobile services	2	—

	21	23

Total trade receivables	3,007	2,204

Movements in the allowance for current doubtful accounts are as follows:

	Years ended December 31,
	2013	2012
Current allowance for doubtful accounts
At the beginning of the fiscal year	(202)	(170)
Additions – bad debt expenses	(283)	(275)
Uses	249	243
Currency translation adjustments	(3)	—

At the end of the year	(239)	(202)

Note 6 – Other receivables

Other receivables consist of the following:

	As of December 31,
	2013	2012
Current other receivables
Prepaid expenses	276	218
Expenditure reimbursement	91	38
Prepaid expenses related parties (Note 27.b)	76	—
Tax credits	58	62
Non deliverable forward (Note 20)	42	—
Restricted funds	26	13
Receivables for return of handsets under warranty	9	—
Receivables for suppliers indemnities	6	61
Guarantee deposits	5	—
Compensation Fund	—	19
Other	83	61

Subtotal	672	472
Allowance for doubtful accounts	(18)	(15)

	654	457

Non-current other receivables
Prepaid expenses	100	86
Prepaid expenses related parties (Note 27.b)	88	—
Credit on SC Resolution No. 41/07 and IDC (Note 2.g and h)	85	85
Restricted funds	37	22
Tax credits	50	37
Other	14	7

Subtotal	374	237
Allowance for regulatory matters (Note 2 g. and h)	(85)	(85)
Allowance for doubtful accounts (tax on personal property)	(30)	(30)
Allowance for property tax credit and other tax credits	(17)	—

	242	122

Total other receivables	896	579

Movements in the allowances are as follows:

	Years ended December 31,
	2013	2012
Current allowance for doubtful accounts
At the beginning of the year	(15)	(12)
Additions	(3)	(3)

At the end of the year	(18)	(15)

	Years ended December 31,
	2013	2012
Non-current allowance for regulatory matters
At the beginning of the year	(85)	(90)
Uses	—	5

At the end of the year	(85)	(85)

NORTEL INVERSORA S.A.

	Years ended December 31,
	2013	2012
Allowance for doubtful accounts (tax on personal property)
At the beginning of the year	(30)	(34)
Additions	—	(1)
Uses	—	5

At the end of the year	(30)	(30)

	Years ended December 31,
	2013	2012
Non-current allowance for property tax credit and other tax credits
At the beginning of the year	—	—
Additions	(17)	—

At the end of the year	(17)	—

Note 7 – Inventories

Inventories consist of the following:

	As of December 31,
	2013	2012
Mobile handsets and equipment	849	626
Fixed telephones and equipment	8	15

Subtotal	857	641
Allowance for obsolescence of inventories	(85)	(8)

	772	633

Movements in the allowance for obsolescence of inventories are as follows:

	Years ended December 31,
	2013	2012
Allowance for obsolescence of inventories
At the beginning of the year	(8)	(19)
Additions – Fees for services, maintenance and materials (Note 22)	(109)	(12)
Uses	32	23

At the end of the year	(85)	(8)

Sale and cost of equipment and handsets by business segment is as follows:

	Years ended December 31,
	2013	2012	2011
Fixed services – excluding network construction contracts	61	81	64
Fixed services – network construction contracts	19	—	25
Cost of equipment and handsets – fixed services	(74)	(44)	(59)

Total equipment income – fixed services	6	37	30

Mobile services – Personal	3,126	1,915	1,472
Cost of equipment and handsets – mobile services Personal	(2,956)	(1,964)	(1,568)

Total equipment income (loss) – mobile services – Personal	170	(49)	(96)

Mobiles services – Núcleo	69	32	26
Cost of equipment and handsets – mobile services Núcleo	(81)	(35)	(13)

Total equipment income (loss) – mobile services – Núcleo	(12)	(3)	13

Total equipment and handsets sale	3,275	2,028	1,587
Total cost of equipment and handsets	(3,111)	(2,043)	(1,640)

Total income (loss) for sale of equipment and handsets	164	(15)	(53)

Note 8 – Property, plant and equipment

PP&E consist of the following:

	As of December 31,
	2013	2012
Land, buildings and installations	963	900
Computer equipment and software	1,476	1,196
Switching and transmission equipment (i)	2,558	2,286
Mobile network access and external wiring	3,091	2,531
Construction in progress	2,436	1,534
Other tangible assets	377	322

Subtotal	10,901	8,769
Materials	502	280
Valuation allowance for materials	(21)	(14)
Impairment of PP&E	(156)	—

Total PP&E	11,226	9,035

(i) Includes tower and pole, transmission equipment, switching equipment, power equipment and equipment lent to customers at no cost and handsets lent to customers at no cost.

NORTEL INVERSORA S.A.

Movements in Materials are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	280	240
Plus:
Purchases	813	368
Less:
Transfers to CAPEX	(450)	(209)
Disposal for maintenance/installation	(147)	(125)
Currency translation adjustments	6	6

At the end of the year	502	280

Movements in the valuation allowance for materials are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	(14)	(15)
Additions – Fees for services, maintenance and materials	(7)	(5)
Uses	—	6

At the end of the year	(21)	(14)

Movements in the impairment of PP&E are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	—	—
Additions (i)	(172)	—
Uses (ii)	16	—

At the end of the year	(156)	—

(i)	Included in gain on disposal and impairment of PP&E.
(ii)	Included 1 in gain on disposal and impairment of PP&E. and 15 in depreciation of PP&E.

Details on the nature and movements during the years ended December 31, 2013 and 2012 are as follows:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Transfers and reclassifications	Decreases	Gross value as of December 31, 2013
Land	137	—	1	8	—	146
Building	1,637	1	6	32	—	1,676
Tower and pole	665	—	34	84	—	783
Transmission equipment	5,181	27	60	177	(13)	5,432
Mobile network access	2,660	6	85	423	(9)	3,165
Switching equipment	5,636	31	112	339	(6)	6,112
Power equipment	957	1	23	113	—	1,094
External wiring	7,450	—	—	599	(11)	8,038
Computer equipment and systems	6,224	41	189	847	(6)	7,295
Telephony equipment and instruments	763	—	1	4	—	768
Equipment and handsets lent to customers at no cost	433	96	64	2	(108)	487
Vehicles	223	47	3	—	(19)	254
Furniture	121	1	4	6	—	132
Installations	548	—	8	92	—	648
Improvements in third parties buildings	294	3	13	53	—	363
Special projects	48	—	—	5	—	53
Construction in progress	1,534	3,689	12	(2,784)	(*) (15)	2,436
Asset retirement obligations	57	21	1	—	—	79

Total	34,568	3,964	616	—	(187)	38,961

(*)	Corresponds to the impairment of commercial systems of Personal recorded in impairment of PP&E.

NORTEL INVERSORA S.A.

	Accumulated depreciation as of December 31, 2012	Depreciation	Currency translation adjustments	Decreases and transfers	Accumulated depreciation as of December 31, 2013	Net carrying value as of December 31, 2013
Land	—	—	—	—	—	146
Building	(1,029)	(29)	(4)	—	(1,062)	614
Tower and pole	(391)	(40)	(15)	—	(446)	337
Transmission equipment	(4,378)	(193)	(33)	13	(4,591)	841
Mobile network access	(1,915)	(242)	(46)	5	(2,198)	967
Switching equipment	(4,784)	(320)	(77)	6	(5,175)	937
Power equipment	(673)	(51)	(13)	—	(737)	357
External wiring	(5,664)	(259)	—	9	(5,914)	2,124
Computer equipment and systems	(5,028)	(641)	(156)	6	(5,819)	1,476
Telephony equipment and instruments	(738)	(9)	(1)	—	(748)	20
Equipment and handsets lent to customers at no cost	(360)	(87)	(62)	108	(401)	86
Vehicles	(138)	(21)	(3)	18	(144)	110
Furniture	(90)	(6)	(3)	—	(99)	33
Installations	(393)	(45)	(7)	—	(445)	203
Improvements in third parties buildings	(177)	(45)	(7)	—	(229)	134
Special projects	(7)	(7)	—	—	(14)	39
Construction in progress	—	—	—	—	—	2,436
Asset retirement obligations	(34)	(3)	(1)	—	(38)	41

Total	(25,799)	(1,998)	(428)	165	(28,060)	10,901

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments (*)	Transfers and reclassifications	Decreases	Gross value as of December 31, 2012
Land	137	—	(3)	3	—	137
Building	1,582	1	20	34	—	1,637
Tower and pole	548	—	50	67	—	665
Transmission equipment	5,167	13	(196)	198	(1)	5,181
Mobile network access	2,359	1	120	181	(1)	2,660
Switching equipment	5,156	1	169	311	(1)	5,636
Power equipment	880	—	(5)	82	—	957
External wiring	6,975	—	—	483	(8)	7,450
Computer equipment and systems	5,291	18	344	576	(5)	6,224
Telephony equipment and instruments	943	—	(194)	14	—	763
Equipment and handsets lent to customers at no cost	300	84	68	—	(19)	433
Vehicles	191	40	—	1	(9)	223
Furniture	108	1	(3)	15	—	121
Installations	503	—	(18)	63	—	548
Improvements in third parties buildings	174	4	39	77	—	294
Special projects	7	—	—	41	—	48
Construction in progress	1,420	2,239	16	(2,141)	—	1,534
Asset retirement obligations	47	8	2	—	—	57

Total	31,788	2,410	409	5	(44)	34,568

	Accumulated depreciation as of December 31, 2011	Depreciation	Currency translation adjustments (*)	Decreases and transfers	Accumulated depreciation as of December 31, 2012	Net carrying value as of December 31, 2012
Land	—	—	—	—	—	137
Building	(985)	(29)	(15)	—	(1,029)	608
Tower and pole	(364)	(24)	(3)	—	(391)	274
Transmission equipment	(4,280)	(198)	99	1	(4,378)	803
Mobile network access	(1,681)	(211)	(24)	1	(1,915)	745
Switching equipment	(4,333)	(289)	(163)	1	(4,784)	852
Power equipment	(656)	(39)	22	—	(673)	284
External wiring	(5,444)	(228)	—	8	(5,664)	1,786
Computer equipment and systems	(4,129)	(603)	(300)	4	(5,028)	1,196
Telephony equipment and instruments	(908)	(10)	180	—	(738)	25
Equipment and handsets lent to customers at no cost	(246)	(64)	(69)	19	(360)	73
Vehicles	(128)	(18)	(1)	9	(138)	85
Furniture	(88)	(5)	3	—	(90)	31
Installations	(364)	(37)	8	—	(393)	155
Improvements in third parties buildings	(129)	(30)	(18)	—	(177)	117
Special projects	(3)	(4)	—	—	(7)	41
Construction in progress	—	—	—	—	—	1,534
Asset retirement obligations	(28)	(3)	(3)	—	(34)	23

Total	(23,766)	(1,792)	(284)	43	(25,799)	8,769

(*) Includes certain reclassifications between items.

NORTEL INVERSORA S.A.

Note 9 – Intangible assets

Intangible assets consist of the following:

	Gross value as of December 31, 2012	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2013
SAC fixed services	61	88	—	(28)	121
SAC mobile services	1,217	764	17	(858)	1,140
Service connection or habilitation costs	220	30	—	(33)	217
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	395	1	93	—	489
Rights of use	351	4	2	—	357
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	489	—	19	—	508

Total	3,434	887	131	(919)	3,533

	Accumulated amortization as of December 31, 2012	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2013	Net carrying value as of December 31, 2013
SAC fixed services	(21)	(64)	—	28	(57)	64
SAC mobile services	(671)	(775)	(11)	858	(599)	541
Service connection or habilitation costs	(126)	(28)	—	33	(121)	96
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(395)	—	(93)	—	(488)	1
Rights of use	(124)	(21)	—	—	(145)	212
Exclusivity agreements	(24)	(2)	—	—	(26)	15
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(489)	—	(19)	—	(508)	—

Total	(1,920)	(890)	(123)	919	(2,014)	1,519

	Gross value as of December 31, 2011	CAPEX	Currency translation adjustments	Decreases	Gross value as of December 31, 2012
SAC fixed services	49	61	—	(49)	61
SAC mobile services	968	760	17	(528)	1,217
Service connection or habilitation costs	230	21	—	(31)	220
PCS license (Argentina)	658	—	—	—	658
PCS and Band B (Paraguay)	320	—	75	—	395
Rights of use	350	—	1	—	351
Exclusivity agreements	41	—	—	—	41
Customer relationship	2	—	—	—	2
Software developed for internal use	464		25	—	489

Total	3,082	842	118	(608)	3,434

	Accumulated amortization as of December 31, 2011	Amortization	Currency translation adjustments	Decreases	Accumulated amortization as of December 31, 2012	Net carrying value as of December 31, 2012
SAC fixed services	(24)	(46)	—	49	(21)	40
SAC mobile services	(464)	(723)	(12)	528	(671)	546
Service connection or habilitation costs	(129)	(28)	—	31	(126)	94
PCS license (Argentina)	(70)	—	—	—	(70)	588
PCS and Band B (Paraguay)	(318)	—	(77)	—	(395)	—
Rights of use	(102)	(22)	—	—	(124)	227
Exclusivity agreements	(23)	(1)	—	—	(24)	17
Customer relationship	—	—	—	—	—	2
Software developed for internal use	(464)	—	(25)	—	(489)	—

Total	(1,594)	(820)	(114)	608	(1,920)	1,514

NORTEL INVERSORA S.A.

Note 10 – Trade payables

Trade payables consist of the following:

	As of December 31,
	2013	2012
Current trade payables
PP&E	2,271	1,427
Other assets and services	2,237	1,589
Inventory	1,399	584

	5,907	3,600
Agent commissions	224	49
SU reimbursement	—	11

	6,131	3,660

Non-current trade payables
PP&E	1	20

	1	20

Total trade payables	6,132	3,680

Note 11 – Deferred revenues

Deferred revenues consist of the following:

	As of December 31,
	2013	2012
Current deferred revenues
Deferred revenue on prepaid calling cards	293	270
Deferred revenue on connection fees – fixed services	34	30
Deferred revenue on capacity rental	42	34
Deferred revenue on customer loyalty programs	51	26
Deferred revenue from CONATEL – mobile services Núcleo (Note 18 d)	3	2

	423	362

Non-current deferred revenues
Deferred revenue on capacity rental	301	217
Deferred revenue on connection fees – fixed services	66	64
Deferred revenue on customer loyalty programs	75	39
Deferred revenue from CONATEL—mobile services Núcleo (Note 18 d)	11	9

	453	329

Total deferred revenues	876	691

Note 12 – Financial debt

Financial debt (which fully belongs to Núcleo) consists of the following:

	As of December 31,
	2013	2012
Current financial debt
Bank loans (Núcleo)	10	40
Accrued interest (Núcleo)	5	3

	15	43

Non-current financial debt
Bank loans (Núcleo)	220	101

	220	101

Total financial debt	235	144

Bank loans

The following table shows the outstanding loans with local banks in Paraguay and their main terms as of December 31, 2013:

Principal nominal value (in million of Guaraníes)	Amortization term	Book value (in million of $)
		Current	Non-current
130,000	4.5 years	6	176
34,000	3.7 years	4	44
164,000		10	220

The weighted average annual rate of these loans is 9.3% in Guaraníes and the weighted average amortization term of these loans is approximately 3.8 years.

The terms and conditions of Núcleo’s loans provide for certain events of default which are considered standard for these kinds of operations.

NORTEL INVERSORA S.A.

Global Programs for the issuance of Notes

Telecom Argentina

The Ordinary and Extraordinary Stockholders’ Meeting of Telecom Argentina held on December 15, 2011, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years.

Personal

The Ordinary and Extraordinary Stockholders’ Meeting of Personal held on December 2, 2010, approved the creation of a Medium Term Notes Global Program for a maximum outstanding amount of US$ 500 million or its equivalent in other currencies for a term of five years, On October 13, 2011, the CNV has approved this program.

Note 13 – Salaries and social security payables

Salaries and social security payables include unpaid salaries, vacation and bonuses and its related social security contributions, termination benefits and restructuring indemnities.

As of December 31, 2013, the total number of employees was 16,586 (16,581 of the Telecom Group and 5 of the Company) of which approximately 77% were unionized. All Management and senior positions of the Company and the Telecom Group are held by non-unionized employees.

In the field of compensation policy for Directors and Managers, the Company, the Telecom Group and its subsidiaries have a scheme that includes fixed and variable components. While fixed compensation is dependent upon the level of responsibility required for the position and its market competitiveness, variable compensation is comprised of compensation driven by the goals established on an annual basis and also by compensation regarding the fulfillment of long term goals.

The Telecom Group and the Company have no stock option plans for their employees.

Salaries and social security payables consist of the following:

	As of December 31,
	2013	2012
Current
Vacation and bonuses	484	392
Social security payables	191	144
Termination benefits	67	62
Restructuring debt	—	14
Compensation Fund debt	—	26

	742	638

Non-current

Termination benefits	111	128
Bonuses	7	—

	118	128

Total salaries and social security payables	860	766

Compensation for the Telecom Group Key Managers for the years ended December 31, 2013, 2012 and 2011 is shown in Note 27.c).

Note 14 – Income tax payables and deferred income tax

Income tax asset and liability, net as of December 31, 2013 and 2012 consist of the following:

	As of December 31, 2013						As of December 31, 2012
	Nortel	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Income tax payables	—	341	1,599	40	7	1,987	1,520
Payments in advance of income taxes	—	(261)	(901)	(21)	(6)	(1,189)	(1,065)
Law No, 26,476 Tax Regularization Regime	—	3	—	—	—	3	3

Current income tax liability, net	—	83	698	19	1	801	458

Non-current deferred income tax liabilities	—	—	126	—	—	126	220
Non-current deferred income tax (asset)	(2)	(116)	—	(12)	—	(130)	(62)
Law No, 26,476 Tax Regularization Regime	—	10	—	—	—	10	12

Non-current Income tax liability/(asset), net	(2)	(106)	126	(12)	—	6	170

NORTEL INVERSORA S.A.

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	As of December 31, 2013							As of December 31, 2012
	The Company	Telecom Argentina	Personal	Springville	Núcleo	Telecom USA	Total	Argentina	Abroad
Tax loss carry forwards	(2)	—	—	(1)	—	—	(3)	(4)	(1)
Allowance for doubtful accounts	—	(43)	(55)	—	(4)	—	(102)	(94)	(2)
Provisions	—	(280)	(153)	—	—	—	(433)	(368)	—
PP&E	—	—	—	—	(12)	—	(12)	—	(11)
Inventory	—	—	(48)	—	—	—	(48)	(19)	—
Termination benefits	—	(58)	—	—	—	—	(58)	(63)	—
Other deferred tax assets, net	—	(131)	(31)	—	—	—	(162)	(111)	—
Allowance for deferred tax assets	—	—	27	1	—	—	28	27	1

Total deferred tax assets	(2)	(512)	(260)	—	(16)	—	(790)	(632)	(13)

PP&E and intangible assets	—	396	320	—	—	—	716	753	—
Cash dividends from foreign companies	—	—	66	—	4	—	70	45	5

Total deferred tax liabilities	—	396	386	—	4	—	786	798	5

Net deferred tax liabilities/(assets)	(2)	(116)	126	—	(12)	—	(4)	166	(8)

Net deferred tax liabilities/(assets) as of December 31, 2012	—	(54)	220	—	(8)	—	158

Income tax expense for the years ended December 31, 2013, 2012 and 2011 consists of the following:

	Year ended December 31, 2013
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	(17)	(341)	(1,585)	(24)	(3)	(1,970)
Fiscal year 2012 return adjustment	—	—	(3)	—	—	(3)
Deferred tax benefit	2	47	120	1	—	170
Valuation allowance	—	—	(4)	—	—	(4)

Income tax expense	(15)	(294)	(1,472)	(23)	(3)	(1,807)

	Year ended December 31, 2012
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	—	(310)	(1,187)	(23)	(2)	(1,522)
Deferred tax benefit	3	38	20	3	1	65
Valuation allowance	(4)	—	(3)	—	—	(7)

Income tax expense	(1)	(272)	(1,170)	(20)	(1)	(1,464)

	Year ended December 31, 2011
	The Company	Telecom Argentina	Personal	Núcleo	Telecom USA	Total
Current tax expense	—	(379)	(1,039)	(16)	—	(1,434)
Deferred tax benefit (expense)	(4)	101	(59)	2	—	40
Valuation allowance	5	—	(5)	—	—	—

Income tax expense	1	(278)	(1,103)	(14)	—	(1,394)

Income tax expense for the years ended December 31, 2013, 2012 and 2011 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	For the years ended December 31,
	2013	2012	2011
Pre-tax income	5,016	4,139	3,833
Non taxable items – Class “A” preferred shares	—	53	112
Non taxable items – Others	—	(31)	6

Subtotal	5,016	4,161	3,951
Weighted statutory income tax rate (*)	34.4%	34.4%	34.2%
Income tax expense at weighted statutory tax rate	(1,725)	(1,431)	(1,350)
2006 -2012 affidavits adjustments – other receivables allowance	(17)	—	—
Income tax on cash dividends of foreign companies	(26)	(22)	(27)
Other changes in tax assets and liabilities	(32)	(4)	(17)
Fiscal year 2012 return adjustment	(3)	—	—
Changes in valuation allowance	(4)	(7)	—

	(1,807)	(1,464)	(1,394)

(*) Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company and the Telecom Group have operations. The statutory tax rate in Argentina was 35% for all the years presented, in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the years presented, in Uruguay the statutory tax rate was 25% for all the years presented and in the USA the effective tax rate was 39.5% for all the years presented.

In 2013, the Argentine Federal Tax Authorities (AFIP) commenced an audit process on the Company relating to income tax for taxable years 2006 to 2010.

NORTEL INVERSORA S.A.

In November 2013, the Company’s Management, having received corresponding technical advice, proceeded to (i) file amended income tax returns for taxable years 2006 to 2010, pursuant to the adjustments proposed by the AFIP, complying with such proposed adjustments although not agreeing with AFIP’s criterion, (ii) file amended income tax returns for taxable years 2011 and 2012 following a criterion similar to that adopted by AFIP, and (iii) pay to AFIP the amount resulting from the amended income tax returns for taxable years 2011 and 2012 of approximately $13 (net of $4 corresponding to tax credit for minimum presumed income tax) and pay approximately $9 compensatory interests charges corresponding to taxable years 2011 and 2012.

The accounting effect of such filings entailed the recognition of a tax credit of $17 in favor of the Company, shown in “Other Non-current Receivables”, which has been totally provisioned in the “Income Tax” line, and $9 charge in the “Interest on Other Taxes Payables” line.

Note 15 – Other taxes payables

Other taxes payables consist of the following:

	As of December 31,
	2011	2012
Current
Tax withholdings	130	91
VAT, net	143	180
Tax on SU (Note 2,d)	91	88
Turnover tax	81	54
Internal taxes	73	55
Retentions over dividends paid	66	—
Regulatory fees	56	48
Municipal taxes	24	17
Retention Decree No.583/10 ENARD	20	16
Tax on personal property – on behalf of shares holders	12	9

	696	558

Note 16 – Other liabilities

Other liabilities consist of the following:

	As of December 31,
	2013	2012
Current
Legal fees	13	12
Guarantees received	13	7
Compensation for directors and members of the Supervisory Committee	25	10
Other	3	13

	54	42

Non-current
Pension benefits (Note 3.l)	64	38
Suppliers guarantees on third parties claims	4	12
Other	—	1

	68	51

Total other liabilities	122	93

Movements in the pension benefits are as follows:

	Years ended December 31,
	2013	2012
At the beginning of the year	38	23
Service cost (*)	5	5
Interest cost (*)	12	10
Payments	(1)	—
Actuarial loss (**)	10	—

At the end of the year	64	38

(*) Included in Employee benefit expenses and severance payments.

(**) Included in Other comprehensive income.

Note 17 – Provisions

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of the Telecom Group, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is made after careful analysis of each individual case.

NORTEL INVERSORA S.A.

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation, Consequently, as of December 31, 2013, the Telecom Group has established provisions in an aggregate amount of $1,342 to cover potential losses under these claims ($85 for regulatory contingencies deducted from assets and $1,257 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of December 31, 2013, these restricted funds totaled $63 (included under Other receivables, net item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December 31, 2011	Additions		Reclassi- fications	Uses		Balances as of December 31, 2012	Additions (recoveries)		Reclassi- fications	Uses		Balances as of December 31, 2013
		Capital	Interest (i)		Debt recogni- tion	Payments		Capital	Interest (i)		Debt recogni- tion	Payments
Current
Provision for civil and commercial proceedings	16	—	—	24	—	(7)	33	—	—	120	—	(20)	133
Provision for labor claims	128	—	—	54	(57)	(93)	32	—	—	54	—	(42)	44
Restructuring	—	(ii)54	—	—		—	54	(ii)(8)	—	—	(46)	—	—
Provision for regulatory, tax and other matters claims	29	—	—	31	(24)	(21)	15	—	—	67	—	(35)	47

Total current provisions	173	54	—	109	(81)	(121)	134	(8)	—	241	(46)	(97)	224

Non-current
Provision for civil and commercial proceedings	117	33	19	(24)	—	—	145	95	19	(120)	—	—	139
Provision for labor claims	220	60	39	(54)	(10)	—	255	31	31	(54)	—	—	263
Provision for regulatory, tax and other matters claims	384	60	19	(31)	—	—	432	144	16	(67)	—	—	525
Asset retirement obligations	61	9	5	—		—	75	22	9	—	—	—	106

Total non-current provisions	782	(iii)162	82	(109)	(10)	—	907	(iv)292	75	(241)	—	—	1,033

Total provisions	955	216	82	—	(91)	(121)	1,041	284	75	—	(46)	(97)	1,257

(i)	Charged to finance costs, interest on provision item line.
(ii)	Charged to restructuring costs.
(iii)	Charged 153 to Provisions, 8 to PP&E (CAPEX) and 1 to currency translation adjustments.
(iv)	Charged 270 to Provisions, 21 to PP&E (CAPEX) and 1 to currency translation adjustment.

Restructuring Plan

In the last quarter of 2012 Telecom Group’s Management decided to implement a restructuring plan aimed to improve the efficiency of the Telecom Group’s organizational structure. This plan contemplated the removal and / or merger of management structures in various areas of Telecom Argentina and Personal. The plan involved the dismissal of about 90 members of middle and upper management with a total cost of $82. The restructuring plan finished in June 2013.

Probable Contingent liabilities

Below is a summary of the most significant claims and legal actions for which provisions have been established:

•	Profit sharing bonds

Different legal actions were brought, mainly by former employees of Telecom Argentina against the National Government and Telecom Argentina, requesting that Decree No, 395/92 – which expressly exempted Telefónica and Telecom Argentina from issuing the profit sharing bonds provided in Law No, 23,696 – be struck down as unconstitutional and, therefore, claiming compensation for the damages they had suffered because such bonds had not been issued.

In August 2008, the Supreme Court of Justice, when resolving a case against Telefónica, found the Decree No, 395/92 unconstitutional.

Since the National Supreme Court of Justice’s judgment on this matter, the Divisions of the Courts of Appeal ruled that Decree No, 395/92 was unconstitutional.

As a result, in the opinion of the legal counsel of Telecom Argentina, there is an increased probability that Telecom Argentina has to face certain contingencies, notwithstanding the right of reimbursement that attends Telecom Argentina against the National State.

Said Court decision found the abovementioned Decree unconstitutional and ordered to send the proceedings back to the court of origin so that said court could decide on which was the subject compelled to pay –licensee and/or National Government- and the parameters that were to be taken into account in order to quantify the remedies requested (percent of profit sharing, expiration criteria of the statute of limitations, distribution method between the program beneficiaries, etc). It should be mentioned that there is no uniformity of opinion in the Courts in relation to each of those concepts. However, in connection with the claims brought by employees and former employees that were not part of the Share Ownership Plan (or SOP) at the time of ENTel privatization, the jurisprudence has rejected the claims.

NORTEL INVERSORA S.A.

As of December 31, 2013, Telecom Argentina’s Management, with the advice of its legal counsel, has recorded provisions for contingencies that it estimates are sufficient to cover the risks associated with these claims, having considered the legal background as of the date of these consolidated financial statements.

Additionally, on June 3, 2013 Telecom Argentina has been notified of a lawsuit filed by four unions claiming the issuance of a profit sharing bond (hereinafter “the bond”) for future periods and for periods for which the statute of limitations is not expired. In order that this claim will be sustained, the plaintiffs require that Decree No. 395/92 should be declared unconstitutional.

Telecom Argentina, based on the advice of its legal counsel, believes that there are strong arguments to defend its rights based, among other things, in the expiration of the statute of limitations of the claim for the unconstitutionality of Decree No. 395/92, the lack of active legal standing for collective claim for bond issuance -due to the existence of individual claims-, among other reasons regarding lack of active legal standing.

This collective lawsuit is for an unspecified amount. However, the plaintiffs presented the criteria that should be applied for the determination of the percentage of participation in Telecom Argentina profit. On the other hand, the lawsuit requiring the issuance of a profit sharing bond represents an obligation with potential future economic impacts for Telecom Argentina.

On June 2013, Telecom Argentina filed its answer to the claim, arguing that the labor courts lack jurisdiction. On October 30, 2013, the judge rejected the lack of jurisdiction claim, established a statute of limitations of ten years applicable to the case and deferred ruling on the defenses of res judicata, lis pendens and on the third party complaint until after a hearing is held by the court. Telecom Argentina has appealed the judge’s ruling.

On December 12, 2013 the mentioned hearing took place and the intervening court ordered, amount other, to differ the defense of prescription filed by Telecom Argentina to the moment of sentencing. At the same time the court ordered to the plaintiff to accompany the sufficient mandates of employees included in the claim; meanwhile the trial proceedings will be suspended. The plaintiff appealed the decision and the judge deferred this resource to the time of sentencing.

As of the date of issuance of these financial statements, is pending the appeal of incompetence raised by Telecom Argentina, once the documentation requested by the court to the plaintiffs was resolved.

• Argentine Supreme Court Ruling on “Dominguez c/ Telefónica de Argentina S.A.”

In December 2013, the Argentine Supreme Court ruled on a similar case, “Domínguez c/ Telefónica de Argentina S.A.”, overturning a lower court ruling that had barred the claim as having exceeded the applicable statute of limitations since ten years had passed since the issuance of Decree No. 395/92.

The Argentine Supreme Court ruling states that the Civil and Commercial Proceedings Court must hear the case again to consider statute of limitations arguments raised by the appellants that, in the opinion of the Argentine Supreme Court, were not considered by the lower court and are relevant to the resolution of the case.

As of the date of issuance of these financial statements, there is no assurance as to how such similar case may be resolved, either by a new ruling at the lower court or by any further appeal.

If in the future a standard jurisprudential criteria establishes that a claim should not be computed from the issuance of Decree 395/92, an increase in the range of $30 to $35 would be recorded by Telecom Argentina in the related provision.

• Wage differences by food vouchers and non-remunerative lump sum

Telecom Argentina is subject to various lawsuits initiated by some employees and former employees who claim wage differences caused by the impact of the concepts “non-remunerative lump sum” and “food vouchers” over the settlement of items such as overtime, productivity, vacation, supplementary annual salary and other additional benefits provided by the Collective Bargaining Agreement,

In this regard, the Supreme Court of Justice has recognized that food vouchers are remunerative and are part of the employees’ compensations, declaring the unconstitutionality of Sect. 103 bis, inc. C of the Employment Contract Act (which gives them the character of social benefits). Considering these judicial precedents, at December 31, 2013, the Management of Telecom Argentina, with the advice of its legal counsel, has recorded a provision for contingencies that it estimates is sufficient to cover the risks associated with these claims at the date of issue of these consolidated financial statements,

NORTEL INVERSORA S.A.

Possible Contingencies

• “Consumidores Financieros Asociación Civil para su defensa” demand

In November 2011, Personal was notified of a lawsuit filed by the Financial Consumers Defense Association (Consumidores Financieros Asociación Civil para su defensa) claiming that Personal made allegedly abusive charges to its customers by implementing per-minute billing and setting an expiration date for prepaid telecommunication cards.

The lawsuit demands: Personal to i) cease such practices and bill its customers only for the exact time of telecommunication services used; ii) reimburse the amounts collected in excess in the ten years preceding the date of the lawsuit; iii) credit its customers for unused minutes on expired prepaid cards in the ten years preceding the date of the lawsuit; iv) pay interest equal to the lending rate charged by the Banco de la Nación Argentina in addition to the claims mentioned in i) and ii); and v) pay punitive damages provided by article 52 bis of Law No. 24,240.

Personal responded in a timely manner, arguing the grounds by which the lawsuit should be dismissed, with particular emphasis on the regulatory framework that explicitly endorse Personal’s practices, now challenged by the plaintiff in disregard of such regulations.

The plaintiffs are seeking damages for unspecified amounts. Although Personal believes there are strong defense arguments for which the claim should not succeed, in the absence of jurisprudence on the matter, Personal’s Management (with the assistance of its legal counsel) has classified the claim as possible until a judgment is rendered.

As of the date of issuance of these financial statements, these judicial claims are in discovery phase.

• Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008—May 2011. The remedy requested in the lawsuit is that certain clients –those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal was evaluating the possible amounts involved. Although the lawsuit amount is uncertain, as a consequence of an internal review of Personal’s financial statements the possible amount related to the lawsuit succeed could be calculated and amounts to $3 of capital. The Management of Personal considered that it had adequately disclosed and given publicity of the changes in contractual conditions, and therefore believed that this complaint should not be successful.

On September 5, 2012 the Court considered as formally answered by Personal the lawsuit filed by the Consumers Association “Proconsumer”. Before continuing with the trial, the Court will have to make a decision on some preliminary defenses presented by Personal (incompetence and lack of legitimacy of the claimant).

While Management of Personal considers that there are solid arguments for the favorable resolution of this lawsuit, in case it was resolved unfavorably, it would not have a significant impact on the financial position and results of Personal.

Remote Contingencies

The Group faces other legal proceedings, fiscal and regulatory considered normal in the development of its activities. The Telecom Argentina’s Management and its legal advisors estimate it will not generate an adverse impact on their financial position and the result of its operations, or its liquidity. In accordance with IAS 37 provisions, not any provision has been constituted related to the resolution of these issues.

Note 18 – Commitments

(a)	Holding of shares commitments

1. In compliance with the terms and conditions of issuance of Class “B” Preferred shares, the Company will not sell, transfer, assign or otherwise dispose of, under any title, or encumber its shareholding in Telecom Argentina, unless, after such operation has been concluded, more than 50% of those shares remain in direct or indirect ownership of the Company without being encumbered in any manner, or unless the above-mentioned actions are expressly approved by the holders of two-thirds of the preferred shares outstanding.

NORTEL INVERSORA S.A.

2. The List of Conditions provide details of the obligations for both the Company and Telecom Argentina, non-fulfillment of which could lead in certain cases, to the subsidiary’s license being revoked. Such a situation would require the Company to transfer its shareholding in Telecom Argentina to the CNC, which would proceed to sell the shares by public auction.

Commitments assumed by the Company and its shareholders as a result of the acquisition of 60% (as of December 31, 2013, approximately 55.60%) of the outstanding shares of Telecom Argentina are as follows:

a)	not to reduce its equity interest in Telecom Argentina to less than 51% without the authorization of the Regulatory Authority, under the penalty of license revocation;

b)	not to reduce the amount of shares of common stock of the Company’s shareholders to less than 51% of the capital stock with voting right, without the authorization of the Regulatory Authority, under the penalty of license revocation. Currently, as Sofora is the only owner of the total common stock of the Company, this restriction only applies to such company;

c)	that Telecom Italia Group and W de Argentina – Inversiones S.L., shall not reduce its equity interest in Sofora to less than 15% each, without the authorization of the Regulatory Authority.

The obligations assumed by Telecom Argentina are detailed in section 13.10.6 of the List of Conditions, excluding sub-sections h) and n).

(b) Telecom Group Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $5,357 as of December 31, 2013 (of which $2,105 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements. This amount also includes the commitments mentioned in c) below and the commitments described in Note 27 b).

(c) Investment commitments

In August 2003, Telecom Argentina was notified by the SC of a proposal for the creation of a $70 fund (the “Complejo Industrial de las Telecomunicaciones 2003” or “2003 Telecommunications Fund”) to be funded by the major telecommunication companies and aimed at developing the telecommunications sector in Argentina, Banco de Inversion y Comercio Exterior (“BICE”) was designated as Trustee of the Fund.

In November 2003, Telecom Argentina contributed $1.5 at the inception of the Fund. In addition, Management announced that it is Telecom Argentina’s s intention to promote agreements with local suppliers which would facilitate their access to financing.

(d) Commitments assumed by Telecom Argentina from the sale of Publicom

On March 29, 2007, Telecom Argentina’s Board of Directors approved the sale of its equity interest in Publicom (a company engaged in directories’ publishing business) to Yell Publicidad S.A. (a company incorporated in Spain, member of the Yell Group- Grupo Yell), which was executed on April 12, 2007 (the “Closing Date”).

On Closing Date and after the stock transfer was actually performed, Publicom accepted a proposal from Telecom Argentina. According to said proposal, Telecom Argentina:

•	engages Publicom to publish Telecom Argentina’s directories (“white pages”) for a 5-year period, which was extended annually until 2014;

•	engages Publicom to distribute Telecom Argentina’s white pages for a 20-year period, which may be extended upon expiry date;

•	engages Publicom to maintain the Internet portal, which allows to access the white pages through the web, for a 20-year period, term which may be extended upon expiry date;

•	grants Publicom the right to lease advertising spaces on the white pages for a 20-year period, which may be extended upon expiry date; and

•	authorizes the use of certain trademarks for the distribution and/or consultation on the Internet and/or advertising spaces agreements for the same specified period.

Telecom Argentina reserves the right to supervise certain matters associated with white pages publishing and distribution activities that allow Telecom Argentina to assure the fulfillment of its regulatory obligations during the term of the proposal. The terms and conditions of the proposal include usual provisions that allow Telecom Argentina to apply economic sanctions in the case of non-compliance, and in the case of serious non-compliance, allow Telecom Argentina to require an early termination. In the latter case, the Company could enter into an agreement with other providers.

The proposal set prices for the publishing, printing and distribution of the 2007 directories, and provided clauses for the subsequent editions in order to ensure Telecom Argentina that said services will be contracted at market price.

NORTEL INVERSORA S.A.

Telecom Argentina shall continue to include in its own invoices the amounts to be paid by its customers to Publicom for the contracted services or those that may be contracted in the future, and subsequently collect the amounts for said services on behalf and to the order of Publicom, without absorbing any delinquency.

(e) Commitments assumed by Núcleo

During 2010, the CONATEL awarded Núcleo a public bidding for the implementation of the expansion of the infrastructure of networks used as platform for the mobile telephony access services and the basic service in areas of public or social interest in Paraguay. The total investment was approximately of $17, of which $12 were subsidized by CONATEL.

As of the date of these financial statements, Núcleo has timely fulfilled its investments obligations and the total assets and services have been installed and are satisfactorily functioning. The CONATEL has disbursed approximately $11 related to this bidding.

Additionally, in August 2011, the CONATEL awarded Núcleo a new public bidding for the implementation of the expansion of the infrastructure of networks as a platform for the mobile telephony access services and the basic service in the Department of Caaguazú, Núcleo committed to install and render satisfactorily functioning all the assets and services covered by the bidding within six months from the date of signing of the contract, by means of an approximate investment of $6 of which $5 were subsidized by the CONATEL. As of the date of these financial statements, the work is finished. The CONATEL has disbursed approximately $4 related to this bidding.

CONATEL’s total differed disbursements as of December 31, 2013 amounted to $15 and were included under “Deferred revenues” item line, corresponding $3 and $11 to current and non-current deferred revenues, respectively, having accrued gains for $1 since fiscal year 2011.

Note 19 – Equity

Equity includes:

	As of December 31,
	2013	2012
Equity attributable to Nortel (Controlling Company)	6,603	5,457
Equity attributable to non-controlling interest	5,499	4,706

Total equity (*)	12,102	10,163

(*)	Additional information is given in the consolidated statements of changes in equity.

The Company has implemented a mechanism that allows preferred shares to be traded in the United States of America and other places through ADS-denominated securities.

Class “B” preferred shares converted into ADS were registered with the SEC, and since June 16, 1997 are listed on the NYSE. They are also listed on the Luxembourg Stock Exchange since 1992.

(a) The Company’s Capital Stock

On September 9, 2003 Nortel took note of the agreement reached by the France Telecom Group with W de Argentina – Inversiones S.L. for the sale of their interest in the Company. In December 2003, the France Telecom Group and the Telecom Italia Group transferred their interests in Nortel to a new company called Sofora, while France Telecom Group sold its entire stake in Sofora to W de Argentina – Inversiones SL.

Thus, all of the shares of common stock of Nortel belong to Sofora. As of December 31, 2013, these shares represent 78.38% of Nortel capital stock.

(b) Class “B” preferred shares

Classes “B” preferred shares are subject to Argentine laws and to the jurisdiction of the Ciudad Autónoma de Buenos Aires commercial courts.

The Terms of Issuance of Class “B” preferred shares provide that:

a)	Class “B” preferred shares are not redeemable.

b)	A non cumulative dividend equivalent to a percentage (49,46%) of the Company’s profits legally available for distribution. On April 25, 1997, an Extraordinary Stockholders’ Meeting resolved to amend section 4(a) (“right to dividends”), reducing the formula for the calculation of dividends by 50 basis points (0.50%, currently 48.96%) beginning on June 16, 1997. This resolution was filed with the Public Registry of Commerce on July 16, 1997 under number 7,388. Before to the total cancellation of the Class “A” preferred shares, which took place on June 14, 2012, the non-cumulative dividend corresponding to the Class “B” preferred shares was subject to the previous payment of dividends on Class “A” preferred shares.

NORTEL INVERSORA S.A.

c)	Holders of Class “B” preferred shares shall be entitled to vote in case of accrual of and failure to pay any preferred dividend and/or in any of the events provided for in Section 9 of the Terms of Issuance. If such right to vote were triggered, each holder of Class “B” preferred shares shall be entitled to cast one vote per share and shall vote jointly with the shares of common stock; except for those matters relating to the election of Directors, in which case the holders of Class “B” preferred shares shall be entitled to elect one regular director and one alternate director, pursuant to Section 15 of the Company’s Bylaws Class “B” preferred shares’ right to vote shall cease upon the disappearance of the circumstances that triggered such right.

d)	Class “B” preferred shares rank pari passu without any preference among them and have priority in the case of winding up with respect to the shares of common stock of Nortel.

The Company agreed not to allow its subsidiary Telecom Argentina to constitute, incur, assume, guarantee or in any other manner become liable or responsible for the payment of any debt excluding accounts payable resulting from the ordinary course of business, if as a result of doing so Telecom Argentina’s ratio of total liabilities to its Shareholders’ equity, as shown in the unconsolidated financial statements for interim periods, prepared in accordance with Argentine GAAP, exceeds 1.75:1. As of December 31, 2006, Telecom Argentina had exceeded such ratio exclusively as a consequence of the devaluation of the peso during year 2002. As of December 31, 2013, such ratio is not exceeded.

The Company was admitted to the public offering regime on December 29, 1997, by CNV Resolution No. 12,056. On January 27, 1998, as a result of such admittance, the BCBA authorized the listing of the Company’s Class “B” preferred shares.

(c) Telecom Argentina’s Capital Stock

The capital stock of Telecom Argentina amounts to $984,380,978, represented by an equal number of shares of common stock, of $1 argentine peso par value each and one vote per share. The capital stock is fully paid in and registered with the Public Registry of Commerce.

Telecom Argentina’s shares are authorized by the CNV and the SEC, for public trading in the BCBA and the NYSE. Only Class B shares are traded since Nortel owns all of the outstanding Class A shares, which have regulatory restrictions, and Class C shares correspond to the share ownership program.

ADS represent 5 Class B shares each and are traded on the NYSE under the ticker symbol TEO.

(d) Share ownership program

In 1992, a Decree from the Argentine Government, which provided for the creation of Telecom Argentina upon the privatization of ENTel, established that 10% of the capital stock then represented by 98,438,098 Class “C” shares was to be included in the “Programa de Propiedad Participada or PPP” (an employee share ownership program sponsored by the Argentine Government). Pursuant to the PPP, the Class “C” shares were held by a trustee for the benefit of former employees of the state-owned company who remained employed by Telecom Argentina and who elected to participate in the plan.

In 1999, Decree No. 1,623/99 of the Argentine Government eliminated the restrictions on some of the Class “C” shares held by the PPP, although it excluded Class “C” shares of the Fund of Guarantee and Repurchase subject to an injunction against their use. In March 2000, the Telecom Argentina’s Stockholders’ Meeting approved the conversion of up to unrestricted 52,505,360 Class “C” shares into Class “B” shares (these shares didn’t belong to the Fund of Guarantee and Repurchase), most of which was sold in a secondary public offering in May 2000.

The Telecom Argentina’s Annual General and Extraordinary Meetings held on April 27, 2006, approved that the power for the additional conversion of up to 41,339,464 Class “C” shares of common stock into the same amount of Class “B” shares of common stock, be delegated to the Board of Directors. As granted by the Meetings, the Board transferred the powers to convert the shares to some of the Board’s members and/or the Company’s executive officers. As of December 31, 2011, all the 41,339,464 shares were converted into Class “B” shares of common stock in eleven tranches.

The remaining 4,593,274 Class “C” shares were affected by an injunction measure recorded in file “Garcías de Vicchi, Amerinda y otros c/ Sindicación de Accionistas Clase C del Programa de Propiedad Participada s/nulidad de acto jurídico”, which was released. The Telecom Argentina’s General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved that the power for the additional conversion of up to 4,593,274 Class “C” shares into the same amount of Class “B” shares in one or more tranches, be delegated to the Telecom Argentina’s Board of Directors. Of such amount, 4,325,836 Class “C” shares have already been converted into Class “B” shares in 7 tranches. As of the date of issuance of these consolidated financial statements, 267,438 Class “C” shares are still pending to be converted into Class “B” shares.

NORTEL INVERSORA S.A.

(e) New Capital Market Act – Law No. 26,831

On December 28, 2012 the new Capital Market Law (Law No. 26,831) was published in the Official Bulletin. This Law eliminates self-regulation of the capital market; grants new powers to the CNV and supersedes Law No. 17,811 and Decree No. 677/01, among other rules. Law No. 26,831 became effective on January 28, 2013. Since then, the Statutory Regime of Public Offer of Mandatory Acquisition governs, as provided in its Article 90, which states: “Article 90. – Universal scope. The Statutory Regime of Public Offer of Mandatory Acquisition regulated in this chapter and the residual rules of participation regulated in the following chapter apply to all listed companies, even those that, under the previous regime, have opted to be excluded from its application.”

(f) Acquisition of Treasury Shares

Telecom Argentina’s Ordinary Stockholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, approved at its second session of deliberations, the creation of a “Voluntary Reserve for Capital Investments” of $1,200, granting powers to Telecom Argentina’s Board of Directors to decide its total or partial use, and to approve the methodology, terms and conditions of such investments.

In connection with the foregoing, on May 22, 2013, Telecom Argentina’s Board of Directors approved the following terms and conditions of the Telecom Argentina’s Treasury Shares Acquisition Process in the Argentine pesos market so as to avoid any possible damages to Telecom Argentina and its shareholders derived from fluctuations and unbalances between the shares’ price and Telecom Argentina’s solvency:

•	Maximum amount to be invested: $1,200.

•	Maximum amount of shares to be acquired: the amount of Class “B” shares of common stock of Telecom Argentina, $1 argentine peso of nominal value and with one vote each that may be acquired with the maximum amount to be invested, which amount may never exceed a limit of 10% of the capital stock.

•	Price to be paid per share: between a minimum of $1 argentine peso and a maximum of $32.50 argentine pesos per share. The maximum price to be paid per share may be modified by Telecom Argentina’s Board of Directors.

•	Deadline for the acquisitions: until April 30, 2014.

Telecom Argentina’s Board of Directors, on its meeting held on August 29, 2013, modified the terms and conditions set for above only with regards to the “price to be paid per share”, which is now between a minimum of $1 argentine peso and a maximum of $40 argentine pesos per share.

Pursuant to Section 67 of Law No. 26,831, Telecom Argentina shall sell its treasury shares within three years of the date of acquisition. Pursuant to Section 221 of the LSC, the rights of treasury shares shall be suspended until such shares are sold, and shall not be taken into account to determine the quorum or the majority of votes at the Stockholders’ Meetings. No restrictions apply to Retained Earnings as a result of the creation of a specific reserve for such purposes named “Voluntary Reserve for Capital Investments”.

As of December 31, 2013 the following treasury shares were acquired:

Acquisition month	Treasury shares acquired (a)	Total cost (in millions)	Average cost per share in argentine pesos (b)
May 2013	105,800	3	$26.49
June 2013	3,167,382	80	$25.29
July 2013	3,013,883	75	$24.99
August 2013	1,361,547	40	$29.24
September 2013	3,135,542	112	$35.56
October 2013	3,587,756	121	$33.62
November 2013	849,463	30	$36.29

Total	15,221,373	461	$30.29

(a)	Every share acquired was a Class “B” share of common stock, $1 argentine peso of nominal value.
(b)	Includes commissions and duties necessary for the acquisition of the shares.

The accounting treatment of the above described transactions is disclosed in Note 3 s) to these consolidated financial statements.

According to the offer made in November 7, 2013 by the Fintech Group for the acquisition of Telecom Italia Group’s controlling interest in Telecom Argentina (see Note 27.a) to the consolidated financial statements), Telecom Argentina suspended the acquisition of treasury shares and considered appropriate to request the opinion of the CNV on the scope of the new provisions relating to the continuation of the Telecom Argentina’s Treasury Shares Acquisition Process in the market, which are included in the rules of that entity (Title II, Chapter I, Art.13 and concurring). As of the date of issuance of these financial statements, Telecom Argentina is awaiting the response of the CNV. Therefore, the last acquisition of its own stock made by Telecom Argentina in the market took place on November 5, 2013.

NORTEL INVERSORA S.A.

Note 20 – Financial instruments

Categories of financial assets and financial liabilities

The following tables set out, for financial assets and liabilities as of December 31, 2013 and 2012, in accordance with the categories established by IFRS 9, the supplementary disclosures on financial instruments required by IFRS 7 and the schedules of gains and losses.

		Fair value
As of December 31, 2013	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	4,346	955	—	5,301
Investments	365	1	—	366
Trade receivables, net	3,007	—	—	3,007
Other receivables, net (2)	209	42	—	251

Total	7,927	998	—	8,925

Liabilities
Trade payables	6,132	—	—	6,132
Loans	235	—	—	235
Salaries and social security payables	860	—	—	860
Other liabilities (2)	58	—	—	58

Total	7,285	—	—	7,285

		Fair value
As of December 31, 2012	Amortized cost	accounted through profit or loss	accounted through other comprehensive Income	Total
Assets
Cash and cash equivalents (1)	2,764	404	—	3,168
Investments	632	1	—	633
Trade receivables, net	2,204	—	—	2,204
Other receivables, net (2)	118	—	—	118

Total	5,718	405		6,123

Liabilities
Trade payables	3,680	—	—	3,680
Loans	146	—	—	146
Salaries and social security payables	766	—	—	766
Other liabilities (2)	55	—	—	55

Total	4,647	—	—	4,647

(1)	Includes 356 and 139 as of December 31, 2013 and 2012, respectively, corresponding to Cash and banks, which were measured as financial assets at amortized cost by the Company.
(2)	Only includes financial assets and liabilities according to the scope of IFRS 7.

Gains and losses by category – Year 2013

	Net gain/ (loss)	Of which interest
Financial assets at amortized cost	1,279	756
Financial liabilities at amortized cost	(813)	(44)
Financial assets at fair value through profit or loss (a)	140	—

Total	606	712

(a)	Includes 85 corresponding to mutual and 55 corresponding to non deliverable forwards.

Gains and losses by category – Year 2012

	Net gain/ (loss)	Of which interest
Financial assets at amortized cost	565	401
Financial liabilities at amortized cost	(310)	(102)
Financial assets at fair value through profit or loss	16	—
Financial liabilities at fair value through profit or loss	(2)	—

Total	269	299

NORTEL INVERSORA S.A.

Fair value hierarchy and other disclosures

IFRS 7 establishes a hierarchy of fair value, based on the information used to measure the financial assets and liabilities and also establishes different valuation techniques. According to IFRS 7, valuation techniques used to measure fair value shall maximize the use of observable inputs.

The measurement at fair value of the financial instruments of the Group is classified according to the three levels set out in IFRS 7. The fair value hierarchy introduces three levels of input:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of December 31, 2013 and 2012, their inputs, valuation techniques and the level of hierarchy are listed below:

Mutual Funds: These funds are included in Cash and cash equivalents. The Company and the Group have mutual funds amounting to $955 and $404 as of December 31, 2013 and 2012, respectively. The fair value is based on information obtained from active markets and corresponds to quoted market prices as of year-end; therefore its valuation is classified as Level 1.

Other receivables – Derivative financial instruments (Forward contracts to purchase US dollars at fixed exchange rates): The fair value of the Telecom Group’s NDF contracts, disclosed below in the chapter “Hedge Accounting” was determined by information obtained in the most representative financial institutions in Argentina, the derivative financial instruments’ valuation was classified as Level 2.

During 2013 and 2012 there were no transfers between Level 1 and Level 2 of the fair value hierarchy.

According to IFRS 7, it is also required to disclose fair value information about financial instruments whether or not recognized at fair value in the balance sheet, for which it is practicable to estimate fair value, The financial instruments which are discussed in this section include, among others, cash and cash equivalents, accounts receivable, accounts payable and other instruments.

Derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instrument. Also, because of differences in methodologies and assumptions used to estimate fair value, the Telecom Group’s fair values should not be compared to those of other companies.

The methods and assumptions used to estimate the fair values of each class of financial instrument falling under the scope of IFRS 7 as of December 31, 2013 and 2012 are as follows:

Cash and banks

Carrying amounts approximate its fair value.

Time deposits (included in Cash and cash equivalents and Investments)

The Company and the Telecom Group consider as cash and cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months; and those which their original maturity or remaining maturity at the date of purchase exceed 3 months, as investments. The carrying amount reported in the statement of financial position approximates fair value.

NORTEL INVERSORA S.A.

Investments

Investments in Government bonds and Argentine companies’ notes valued at amortized cost with its fair value at December 31, 2013 and 2012 are as follows:

	As of December 31, 2013		As of December 31, 2012
Investments	Book value	Fair value (*)	Book value	Fair value (*)
Government bonds	221	313	—	—
Provincial government bonds in pesos	35	35	10	10
Provincial government bonds (dollar linked)	13	15	10	10
Argentine companies notes in pesos	31	31	21	20
Argentine companies notes (dollar linked)	65	71	49	50

Total	365	465	90	90

(*)	According to IFRS selling costs are not deducted.

For other investments (investments over 90 days maturity amounting $540 at December 31, 2012), the carrying amount approximates fair value.

Trade receivables, net

Carrying amounts are considered to approximate fair value due to the short term nature of these accounts receivables. Noncurrent trade receivables have been recognized at their amortization cost, using the effective interest method and are not significant. All amounts that are assumed to be uncollectible within a reasonable period are written off and/or reserved.

Trade payables

The carrying amount of accounts payable reported in the consolidated statement of financial position approximates its fair value due to the short term nature of these accounts payable. Noncurrent trade payables have been discounted and are not significant.

Loans

As of December 31, 2013 and 2012, the fair value of the Telecom Group’s loans approximates its fair value and it was $235 and $144, respectively.

Salaries and social security payables

The carrying amount of Salaries and social security payables reported in the consolidated statement of financial position approximates its fair value.

Other receivables, net and other liabilities (except for NDF)

The carrying amount of other receivables, net and other liabilities reported in the consolidated statement of financial position approximates its fair value.

Hedge accounting

In November 2013, a new chapter was introduced in IFRS 9 on Hedge Accounting replacing the provisions contained in IAS 39. This amendment represents a major review of hedge accounting, introducing significant improvements over the previous model, basically aligning accounting and risk management as well as related disclosures. The Telecom Group believes that a hedging relationship qualifies for hedge accounting if exist all of the following conditions in the rule:

a)	The hedging relationship consists only of eligible hedging instruments and hedged items;

b)	At the beginning of the hedge relationship, there is a formal designation and documentation of the hedging relationship and objective and strategy for risk management of the company for undertaking the hedge. That documentation shall include identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the entity assesses whether the hedging relationship meets the requirements of hedge effectiveness (including analysis of sources of hedge ineffectiveness and how to determine the hedge ratio) and

c)	The hedging relationship satisfies the following requirements of hedge effectiveness:

(i) the economic relationship between the hedged item and the hedging instrument;

(ii) the effect of credit risk is not predominant in respect of changes of value coming from this economic relationship, and

(iii) the coverage ratio of the hedging relationship is the same as that provided by the amount of the hedged item that really covers the entity and the amount of the hedging instrument that the entity actually used to cover that amount of the hedged item.

NORTEL INVERSORA S.A.

- During 2013

Considering the fluctuations of the exchange rate between the US Dollar and the Argentine Peso during fiscal year 2013 (+33%), and due to the existence of commercial commitments denominated in US Dollars, during 2013 Personal entered into several NDF agreements to purchase a total amount of US$ 182 million maturing December 2013 and in the first quarter of 2014. The purpose of these NDF is to eliminate the risks associated to the fluctuation of the future exchange rate and to align the payment currency of Personal’s commercial commitments (item covered) to its functional currency. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2013, changes in fair value of these instruments represented a gain of approximately $55, which was recognized in “Financial results”. As of December 31, 2013, about $13 were collected and $42 were included in other receivables.

- During 2012

During 2012, Telecom Argentina and Personal entered into several NDF agreements to purchase a total amount of US$ 20 million and US$ 26.3 million, respectively, maturing in September and December 2012 in order to hedge its exposure to US Dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, for which the effectiveness requirements are not complied. As of December 31, 2012, the changes in the fair value of these NDF resulted into a loss of approximately $1 for Telecom Argentina and $0.5 for Personal, which were recognized in “Financial results” and “Trade Payables”.

Also during 2012, Personal entered into several NDF agreements to purchase a total amount of US$ 6.4 million maturing in September 2012 in order to hedge its exposure to US dollar fluctuations related to accounts payable. These NDF agreements were regarded as cash flows hedge, but the effectiveness requirements are not complied.

As of December 31, 2012 all NDF contracts were cancelled.

Offsetting of financial assets and financial liabilities

On December, the IASB issued amendments to IFRS 7. These changes require the disclosure of information in order to assess the effects or the potential effects of offsetting agreements, including offsetting rights associated with the assets and liabilities recognized in the statement of financial position of the Telecom Group. These amendments are effective from January 1, 2013 and should be applied retrospectively.

The information required by the amendment to NIIF 7 as of December 31, 2013 and 2012 is as follows:

	As of December 31, 2013
	Trade receivables	Other receivables (1)	Trade Payables	Other liabilities (1)	Salaries and social security payables
Current and noncurrent assets (liabilities) – Gross value	4.697	289	(7.851)	(66)	(861)
Compensation	(1,690)	(38)	1,719	8	1
Current and noncurrent assets (liabilities) – Booked value	3,007	251	(6,132)	(58)	(860)

	As of December 31, 2012
	Trade receivables	Other receivables (1)	Trade Payables	Other liabilities (1)
Current and noncurrent assets (liabilities) – Gross value	3,197	125	(4,673)	(62)
Compensation	(993)	(7)	993	7
Current and noncurrent assets (liabilities) – Booked value	2,204	118	(3,680)	(55)

(1)	Includes financial assets and financial liabilities according to IFRS 7.

The Telecom Group offsets the financial assets and liabilities to the extent that such offsetting is provided by offsetting agreements and provided that the Group has the intention to make such offsetting, in accordance with established in IAS 32. The main financial assets and liabilities offset correspond to TLRD, interconnection and Roaming with other national and foreign operators, being offsetting a standard practice in the telecommunications industry at the international level that the Telecom Group applies regularly.

NORTEL INVERSORA S.A.

Note 21 – Revenues

The Telecom Group’s discloses its service revenues in three groups by nature: Voice, Data and Internet. As of December 31, 2013, 2012 and 2011, the customers by segment and other significant operational information (unaudited) were the following:

	December 31,
	2013	2012	2011
Fixed services lines (in thousands)	4,124	4,128	4,141
ADSL subscribers (in thousands)	1,707	1,629	1,550
Personal mobile services customers (in thousands)	20,088	18,975	18,193
Núcleo mobile services customers (in thousands)	2,420	2,301	2,149
Local Measured Service (million of minutes)	12,896	13,783	14,701
International Long distance telephony (million of minutes)	801	887	925
Minutes used – mobile service (in thousands of million)	22	22	21
Equipment and handsets sale – Personal (in thousands)	3,761	3,962	3,936
Equipment and handsets sale – Núcleo (in thousands)	106	70	53

Revenues and other income include:

	Years ended December 31,
Services	2013	2012	2011
Voice – Retail	2,656	2,475	2,357
Voice – Wholesale	786	739	747
Internet	2,521	1,993	1,553
Data	963	735	583

Total Fixed services	6,926	5,942	5,240

Voice – Retail	4,773	4,461	4,001
Voice – Wholesale	1,930	1,838	1,726
Internet	2,088	1,248	774
Data	7,212	5,765	4,482

Total Personal mobile services	16,003	13,312	10,983

Voice – Retail	388	329	286
Voice – Wholesale	112	85	67
Internet	270	154	84
Data	313	267	251

Total Núcleo mobile services	1,083	835	688

Total services revenues (a)	24,012	20,089	16,911

Equipment
Fixed services – excluding network construction contracts	61	81	64
Fixed services – network construction contracts	19	—	25
Mobile services – Personal	3,126	1,915	1,472
Mobiles services – Núcleo	69	32	26

Total equipment revenues (b)	3,275	2,028	1,587

Total revenues (a)+(b)	27,287	22,117	18,498

Other income
Fixed services (i)	33	75	20
Mobile services – Personal	24	4	10
Mobile services – Núcleo	6	—	—

Total other income (c)	63	79	30

Total revenues and other income (a)+(b)+(c)	27,350	22,196	18,528

(i)	Includes 6 and 57 of supplier’s indemnities as of December 31, 2013 and 2012, respectively.

Service revenues by type of service (regardless of the segment which originate them) are as follows:

	Years ended December 31,
	2013	%	2012	%	2011	%
Voice – Retail	7,817	32	7,265	36	6,644	39
Voice – Wholesale	2,828	12	2,662	13	2,540	15

Total Voice	10,645	44	9,927	49	9,184	54

Internet	4,879	20	3,395	17	2,411	14
Data	8,488	36	6,767	34	5,316	32

Total services revenues	24,012	100	20,089	100	16,911	100

NORTEL INVERSORA S.A.

Note 22 – Operating expenses

Operating expenses disclosed by nature of expense amounted to $22,850, $18,244 y $14,695 for the years ended December 31, 2013, 2012 and 2011, respectively.

The main components of the operating expenses are the following:

Employee benefit expenses and severance payments

	Years ended December 31,
	2013	2012	2011
Salaries	(3,013)	(2,395)	(1,873)
Social security expenses	(914)	(713)	(539)
Severance indemnities and termination benefits	(149)	(108)	(156)
Other employee benefits	(79)	(60)	(47)

	(4,155)	(3,276)	(2,615)

Interconnection costs and other telecommunication charges

	Years ended December 31,
	2013	2012	2011
Fixed telephony interconnection costs	(237)	(217)	(216)
Cost of international outbound calls	(133)	(135)	(150)
Lease of circuits and use of public network	(208)	(164)	(133)
Mobile services – charges for roaming	(425)	(366)	(245)
Mobile services – charges for TLRD	(826)	(825)	(753)

	(1,829)	(1,707)	(1,497)

Fees for services, maintenance, materials and supplies

	Years ended December 31,
	2013	2012	2011
Maintenance of hardware and software	(337)	(297)	(238)
Technical maintenance	(486)	(373)	(327)
Service connection fees for fixed lines and Internet lines	(193)	(130)	(116)
Service connection fees capitalized as SAC (Note 3 i)	6	11	11
Service connection fees capitalized as Intangible assets (Note 3 i)	30	21	22
Other maintenance costs	(260)	(203)	(185)
Obsolescence of inventories – Mobile services Personal	(109)	(12)	(17)
Call center fees	(763)	(665)	(492)
Other fees for services	(507)	(449)	(367)
Directors and Supervisory Committee’s fees	(33)	(17)	(14)

	(2,652)	(2,114)	(1,723)

Taxes and fees with the Regulatory Authority

	Years ended December 31,
	2013	2012	2011
Turnover tax	(1,458)	(1,046)	(825)
Taxes with the Regulatory Authority	(637)	(517)	(425)
Tax on deposits to and withdrawals from bank accounts	(261)	(220)	(172)
Municipal taxes	(175)	(128)	(100)
Other taxes	(161)	(108)	(85)

	(2,692)	(2,019)	(1,607)

Commissions

	Years ended December 31,
	2013	2012	2011
Agent commissions	(1,641)	(1,365)	(1,014)
Agent commissions capitalized as SAC (Note 3,i)	551	314	248
Distribution of prepaid cards commissions	(593)	(509)	(449)
Collection commissions	(434)	(317)	(230)
Other commissions	(86)	(72)	(70)

	(2,203)	(1,949)	(1,515)

NORTEL INVERSORA S.A.

Cost of equipment and handsets

	Years ended December 31,
	2013	2012	2011
Inventories at the beginning of the year	(641)	(555)	(475)
Plus:
Equipment acquisitions	(3,628)	(2,625)	(2,223)
SAC deferred costs (Note 3 i)	255	463	470
Currency translation effect	—	(2)	(1)
Decreases net of allowance of obsolescence	9	6	21
Handsets lent to customers at no cost – Núcleo	17	15	6
Decreases not charged to material cost	20	14	7
Less:
Inventories as of December 31	857	641	555

Cost of equipment and handsets (i)	(3,111)	(2,043)	(1,640)

(i)	Includes 16 and 14 related to equipment construction contracts costs as of December 31, 2013 and 2011. No costs were recorded for this concept as of December 31, 2012.

Advertising

	Years ended December 31,
	2013	2012	2011
Media advertising	(370)	(378)	(366)
Fairs and exhibitions	(139)	(142)	(120)
Other advertising costs	(147)	(140)	(113)

	(656)	(660)	(599)

Cost of VAS

	Years ended December 31,
	2013	2012	2011
Cost of mobile value added services	(697)	(317)	(177)
Cost of fixed value added services	(11)	(9)	(5)

	(708)	(326)	(182)

Recovery of restructuring costs/(restructuring costs)

	Years ended December 31,
	2013	2012	2011
Dismissals indemnities (ii)	8	(90)	—

	8	(90)	—

(ii)	As of December 31, 2012 includes (54) charged to provisions related to the pending restructuring plan. As of December 31, 2013, includes 8 corresponding to the recovery of the provision related to the Restructuring Plan finished in June 2013.

Other operating expenses

	Years ended December 31,
	2013	2012	2011
Transportation, freight and travel expenses	(451)	(364)	(301)
Delivery costs capitalized as SAC	39	33	17
Rental expense	(295)	(214)	(170)
Energy, water and others	(324)	(294)	(154)
International and satellite connectivity	(136)	(124)	(109)
Other	(86)	(65)	(70)

	(1,253)	(1,028)	(787)

D&A

	Years ended December 31,
	2013	2012	2011
Depreciation of PP&E	(1,983)	(1,792)	(1,538)
Amortization of SAC and service connection costs	(867)	(797)	(602)
Amortization of other intangible assets	(23)	(23)	(18)

	(2,873)	(2,612)	(2,158)

Gain on disposal of PP&E and impairment of PP&E

	Years ended December 31,
	2013	2012	2011
Gain on disposal of PP&E	14	8	22
Impairment of PP&E (iii)	(187)	—	—

	(173)	8	22

(iii)	Includes 65 corresponding to the impairment of commercial systems of Personal and 122 corresponding to the impairment of PP&E (PP&E, construction in progress and materials) of Telecom Argentina as of December 31, 2013

NORTEL INVERSORA S.A.

Operating expenses, disclosed per function are as follows:

	Years ended December 31,
	2013	2012	2011
Operating costs	(13,700)	(10,731)	(9,107)
Administration costs	(1,090)	(876)	(719)
Commercialization costs	(7,617)	(6,492)	(4,666)
Other expenses – provisions	(270)	(153)	(225)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22

	(22,850)	(18,244)	(14,695)

Operating leases

Future minimum lease payments from of non cancellable operating lease agreements as of December 31, 2013, 2012 and 2011 are as follows:

	Less than 1 year	1-5 years	More than 5 years	Total
2011	214	409	90	713
2012	262	415	77	754
2013	372	524	71	967

Further information is provided in Note 3 j) to these consolidated financial statements.

Note 23 – Operating income

	Years ended December 31,
	2013	2012	2011
Operating income from services and other income
Revenues and other income	24,075	20,168	16,941
Operating expenses	(16,693)	(13,597)	(10,919)

Operating income before D&A (a)	7,382	6,571	6,022
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Operating income from services and other income	4,336	3,967	3,886

Operating income (loss) from equipment sales
Revenues	3,275	2,028	1,587
Cost of equipments and handsets	(3,111)	(2,043)	(1,640)

Operating income (loss) before D&A from equipment sales (b)	164	(15)	(53)

Total operating income	4,500	3,952	3,833

Consolidated operating income
Operating income before D&A (a)+(b)	7,546	6,556	5,969
D&A	(2,873)	(2,612)	(2,158)
Gain on disposal and impairment of PP&E	(173)	8	22

Total operating income	4,500	3,952	3,833

The breakdown of Operating income by segment is as follows:

Year ended December 31, 2013	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,959	17,116	—	24,075
Intersegment revenues	1,258	124	—	1,382
Third party operating expenses	(6,352)	(10,323)	(18)	(16,693)
Intersegment operating expenses	(124)	(1,258)	—	(1,382)

Operating income (loss) before D&A from services and other income (1)	1,741	5,659	(18)	7,382

Equipments revenues
Third party revenues	80	3,195	—	3,275
Third party operating expenses	(74)	(3,037)	—	(3,111)

Operating income before D&A from equipments revenues (2)	6	158	—	164

Total operating income (loss) before D&A (3)=(1)+(2)	1,747	5,817	(18)	7,546

D&A (4)	(1,019)	(1,854)	—	(2,873)
Gain on disposal and impairment of PP&E (5)	(106)	(67)	—	(173)

Operating income (loss) (6)=(3)–(4)+(5)	622	3,896	(18)	4,500

Net effect of the intersegment eliminations (7)	(1,134)	1,134	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	613	6,951	(18)	7,546
Net segment contribution to the Operating income (9)=(6)+(7)	(512)	5,030	(18)	4,500

NORTEL INVERSORA S.A.

Year ended December 31, 2012	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	6,017	14,151	—	20,168
Intersegment revenues	1,047	129	—	1,176
Third party operating expenses	(5,327)	(8,256)	(14)	(13,597)
Intersegment operating expenses	(129)	(1,047)	—	(1,176)

Operating income (loss) before D&A from services and other income (1)	1,608	4,977	(14)	6,571

Equipments revenues
Third party revenues	81	1,947	—	2,028
Third party operating expenses	(44)	(1,999)	—	(2,043)

Operating income (loss) before D&A from equipments revenues (2)	37	(52)	—	(15)

Total operating income (loss) before D&A (3)=(1)+(2)	1,645	4,925	(14)	6,556

D&A (4)	(929)	(1,683)	—	(2,612)
Gain on disposal of PP&E (5)	7	1	—	8

Operating income (loss) (6)=(3)-(4)+(5)	723	3,243	(14)	3,952

Net effect of the intersegment eliminations (7)	(918)	918	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	727	5,843	(14)	6,556
Net segment contribution to the Operating income (9)=(6)+(7)	(195)	4,161	(14)	3,952

Year ended December 31, 2011	Fixed services	Mobile services	Nortel	Total consolidated
Services revenues and other income
Third party revenues	5,260	11,681	—	16,941
Intersegment revenues	885	97	—	982
Third party operating expenses	(4,458)	(6,437)	(24)	(10,919)
Intersegment operating expenses	(97)	(885)	—	(982)

Operating income (loss) before D&A from services and other income (1)	1,590	4,456	(24)	6,022

Equipments revenues
Third party revenues	89	1,498	—	1,587
Third party operating expenses	(59)	(1,581)	—	(1,640)

Operating income (loss) before D&A from equipments revenues (2)	30	(83)	—	(53)

Total operating income (loss) before D&A (3)=(1)+(2)	1,620	4,373	(24)	5,969

D&A (4)	(818)	(1,340)	—	(2,158)
Gain on disposal of PP&E (5)	20	2	—	22

Operating income (loss) (6)=(3)-(4)+(5)	822	3,035	(24)	3,833

Net effect of the intersegment eliminations (7)	(788)	788	—	—

Net segment contribution to the Operating income before D&A (8)=(3)+(7)	832	5,161	(24)	5,969
Net segment contribution to the Operating income (9)=(6)+(7)	34	3,823	(24)	3,833

Note 24 – Finance income and expenses

	Years ended December 31,
	2013	2012	2011
Interest on cash equivalents	615	301	202
Gains on investments (Argentine companies notes and governments bonds)	39	3	—
Interest on receivables	124	89	67
Gains on Mutual Funds	85	16	8
Foreign currency exchange gains	491	162	69
Gain on NDF (Note 20)	55	—	—
Other	5	10	2

Total finance income	1,414	581	348

Interest on loans – Núcleo	(17)	(66)	(128)
Interest on salaries and social security payable, other taxes payables and accounts payable	(29)	(16)	(13)
Interest on provisions (Note 17)	(75)	(82)	(116)
Loss on discounting of salaries and social security payables, other taxes payable and other liabilities	(8)	(19)	(4)
Foreign currency exchange losses (*)	(768)	(207)	(84)
Loss on NDF (Note 20)	—	(1)	(1)
Other	(1)	(3)	(2)

Total finance expenses	(898)	(394)	(348)

Total finance income, net	516	187	—

(*) Include 151 of foreign currency exchange losses generated by government bonds as of December 31, 2013.

NORTEL INVERSORA S.A.

Note 25 – Earnings per share

The Company computes net income per common share by dividing net income for the year attributable to Nortel (Controlling Company) by the weighted average number of common shares outstanding during the year. Diluted net income per share is computed by dividing the net income for the year by the weighted average number of common and dilutive potential common shares then outstanding during the year. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

The following tables set forth the computation of basic and diluted net income per share for the years indicated:

	Years ended December 31,
	2013	2012	2011
Numerator:
Net income attributable to Nortel	1,720	1,413	1,273
Net income available to Preferred Shares Class B	(841.98)	(691.69)	(623.16)
Net income available to common shares	878.02	721.31	649.84
Denominator:
Number of common shares outstanding	5,330,400	5,330,400	5,330,400

Basic and diluted net income per common share	164.72	135.32	121.91

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	841.98	691.69	623.16
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455	1,470,455

Basic and diluted net income per Preferred Share Class B	572.60	470.39	423.79

Note 26 – Financial risk management

Financial risk factors

Telecom Group is exposed to the following financial risks in the ordinary course of its business operations:

•	market risk: stemming from changes in exchange rates and interest rates in connection with financial assets that have been originated and financial liabilities that have been assumed;
•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;
•	liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•	the definition of guidelines for directing operations;
•	the activity of the Board of Directors and Management which monitors the level of exposure to market risks consistently with prefixed general objectives;
•	the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;
•	the monitoring of the results achieved;
•	the exclusion of the use of financial instruments for speculative purposes.

The policies to manage and the sensitivity analyses of the above financial risks by Telecom Group are described below.

➢ Market risk

The main Telecom Group’s market risks are its exposure to changes in foreign currency exchange rates in the markets in which it operates principally Argentina and Paraguay. As regards to changes in interest rates, as of December 31, 2013 the Telecom Group had no outstanding floating rate borrowings. Therefore, the Telecom Group is not currently exposed to significant fluctuations in the cash flows of its debt obligations.

Foreign currency risk is the risk that the future fair values or cash flows of a financial instrument may fluctuate due to exchange rate changes. The Telecom Group’s exposure to exchange variation risks is related mainly to its operating activities (when income, expenses and investments are denominated in a currency other than the Telecom Group’s functional currency).

The financial risk management policies of the Group are directed towards diversifying market risks by the acquisition of goods and services in the functional currency and minimizing interest rate exposure by an appropriate diversification of the portfolio. This may also be achieved by using carefully selected derivative financial instruments to mitigate long-term positions in foreign currency and adjustable by variable interest rates.

NORTEL INVERSORA S.A.

As of December 31, 2013 and 2012, Nortel, Telecom Argentina and Personal have no financial debt outstanding, during the fiscal years ended to those dates and to their closing date. However, both companies and Núcleo have part of its commercial debt nominated in USD and euros. Additionally, Núcleo’s financial debt is denominated in guaraníes, its functional currency and accrued interests at fixed rates.

Additionally the Company and the Telecom Group have cash and cash equivalents and investments denominated in USD and euros (approximately 29% of total cash and cash equivalents and investments) that are also sensitive to changes in peso/dollar exchange rates and contribute to reduce the exposure to trade payables in foreign currency. On the other hand the Telecom Group has entered into several NDF contracts in US Dollar and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked), and mutual funds whose main underlying asset is also dollar linked. They are also sensitive to variations in exchange rates and contribute to reduce the exposure of the commercial commitments in foreign currency. Dollar linked investments, dollar linked mutual funds and NDFs in dollars represent approximately 11% of total cash and cash equivalent and investments of the Company and the Telecom Group as of December 31, 2013.

The following table shows a breakdown of the Company and the Telecom Group’s net assessed financial position exposure to currency risk as of December 31, 2013 and 2012,

12.31.13
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	316	6.481	2,046
G	114,349	0.002	160
EURO	1	8.939	13

Total assets			2,219

Liabilities
US$	(500)	6.521	(3,262)
G	(281,392)	0.002	(396)
EURO	(17)	9.011	(153)

Total liabilities			(3,811)

Net liabilities			(1,592)

(i)	US$ = United States dollar; G= Guaraníes.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2013, entered into several NDF contracts to purchase a total amount of US$138 million and holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by $78 as of December 31, 2013 (See Note 20 – Financial Instruments) and mutual funds whose main underlying asset are financial assets dollar linked for a total amount of $300 as of December 31, 2013. The portion of the Telecom Group’s net liability position in foreign currency not covered by these instruments amounted to $320 as of December 31, 2013.

12.31.12
Amount of foreign currency (i)		Exchange rate	Amount in local currency (ii)
Assets
US$	225	4.878	1,063
G	84,896	0.001	131
EURO	10	6.439	68
SDR	3	7.411	23

Total assets			1,285

Liabilities
US$	(361)	4.918	(1,742)
G	(203,687)	0.001	(267)
EURO	(20)	6.504	(131)
SDR	—	7.558	(1)

Total liabilities			(2,141)

Net liabilities			(856)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights.
(ii)	As foreign currency figures and their amount in argentine pesos are in millions, the calculation of the amount of the foreign currency by its exchange rate could not be exact.

In order to partially reduce this net liability position in foreign currency, the Telecom Group, as of December 31, 2012, holds investments adjustable to the variation of the US$/$ exchange rate (dollar linked) by 59 (See Note 20 – Financial Instruments). The portion of the Telecom Group’s net liability position in foreign currency not covered by these instruments amounted to $797 as of December 31, 2012.

NORTEL INVERSORA S.A.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on Other comprehensive income. A description on the sensitivity analysis of exchange rate and interest rate risks is given below:

Exchange rate risk – Sensitivity analysis

Based on the composition of the consolidated statement of financial position as of December 31, 2013, which is a net liability position of $1,592 equivalent to US$ 244 million, Telecom Group’s Management estimates that every variation in the exchange rate of $0.10 peso against the U.S. dollar and proportional variations for Euros and guaraníes against the Argentine peso, plus or minus, would result in a variation of approximately $24 of the consolidated amounts of foreign currency position.

Only considering the portion not covered by derivative financial instruments and other assets adjusted by the variation of the U.S. dollar, the net liability position totaled $320 equivalent to US$ 49 million, and a variation of the exchange rate of $0.10 as described in the previous paragraph, would generate a variation of $5 in the consolidated financial position in foreign currency.

This analysis is based on the assumption that this variation of the Argentine peso occurred at the same time against all other currencies.

This sensitivity analysis provides only a limited, point-in-time view of the market risk sensitivity of certain of the financial instruments. The actual impact of market foreign exchange rate changes on the financial instruments may differ significantly from the impact shown in the sensitivity analysis.

Interest rate risk – Sensitivity analysis

As of December 31, 2013 and 2012, the Company and the Telecom Group had no outstanding floating rate borrowings neither during fiscal years ended in those dates. Therefore, the Company and Telecom Group are not currently exposed to significant cash flow risk in this connection.

➢ Credit risk

Credit risk represents the Company’s and the Telecom Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions.

The Company and the Telecom Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables, net recorded in the consolidated financial statements.

Date due	Banks and cash equivalents	Investments	Trade receivables, net	Other receivables, net	Total
Total due	—	—	972	—	972
Total not due	5,301	366	2,035	245	7,947

Total as of December 31, 2013	5,301	366	3,007	245	8,919

The accruals to the allowance for doubtful accounts are recorded: (i) for an exact amount on credit positions that present an element of individual risk (bankruptcy, customers under legal proceedings with the Telecom Group); (ii) on credit positions that do not present such characteristics, by customer segment considering the aging of the accounts receivable balances, customer creditworthiness and changes in the customer payment terms. Total overdue balances not covered by the allowance for doubtful accounts amount to $972 as of December 31, 2013 ($767 as of December 31, 2012).

Regarding the credit risk relating to the asset included in the “Net financial debt or asset”, it should be noted that the Company and the Telecom Group evaluate the outstanding credit of the counterparty and the levels of investment, based, among others, on their credit rating and the equity size of the counterparty, Deposits are made with leading high-credit-quality banking and financial institutions and generally for periods of less than three months.

The Telecom Group serves a wide range of customers, including residential customers, businesses and governmental agencies. As such, the Telecom Group’s account receivables are not subject to significant concentration of credit risk.

NORTEL INVERSORA S.A.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different first-class financial entities. Consequently, there are no significant positions with any one single counterpart.

➢ Liquidity risk

Liquidity risk represents the risk that the Company and the Telecom Group have no funds to meet its obligations of any nature (financial, labor, commercial).

The Company and the Telecom Group manage its cash and cash equivalents and its financial assets, matching the term of investments with those of its obligations. The average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through first-class financial entities.

The Company and the Telecom Group maintain a liquidity policy that translates into a significant volume of available cash through its normal course of business as it is shown in the consolidated statement of cash flows. The Company and the Telecom Group have consolidated cash and cash equivalents amounting to $5,301 (equivalent to US$ 818 million) as of December 31, 2013 (in 2012, $3,168 equivalent to US$ 736).

The table below contains a breakdown of financial liabilities into relevant maturity groups based on the remaining period at the date of the consolidated statement of financial position to the contractual maturity date.

The amounts disclosed in the table are the contractual undiscounted cash flows.

Maturity Date	Trade payables	Debt	Salaries and social security payables	Other liabilities	Total
Due	(*)123	—	—	—	123
First quarter 2014	5,970	12	451	15	6,448
Second quarter 2014	38	4	159	25	226
Third quarter 2014	—	11	114	1	126
Fourth quarter 2014	—	4	20	13	37
January 2015 thru December 2015	—	44	2	2	48
January 2016 thru December 2016	1	69	53	2	125
January 2017 and thereafter	—	159	33	—	192

	6,132	303	832	58	7,325

(*)	As of the date of issuance of these consolidated financial statements, $55 were paid.

Capital management

The primary objective of the Company and the Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Company and the Telecom Group manage its capital structure and makes adjustments to it in light of changes in economic conditions.

To maintain or adjust the capital structure, the Company and the Group may adjust the dividend payment to shareholders and the level of indebtedness.

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2013 and 2012.

The Company and the Telecom Group do not have to comply with regulatory capital adequacy requirements.

Note 27 – Related party balances and transactions

(a) Controlling group

All of Nortel’s shares of common stock are owned by Sofora. As of December 31, 2013 Nortel’s shares of common stock represent 78.38% of Nortel’s capital stock.

Sofora’s shares belong to Telecom Italia S.p.A, (32.5%), to Telecom Italia International N.V. (35.5%), (Telecom Italia S.p.A. and Telecom Italia International N.V., jointly, the “Telecom Italia Group”) and to W de Argentina—Inversiones S.L. (32%).

During 2011, Telecom Italia International N.V. acquired 8% of all Nortel Preferred Class “B” Shares and Telecom Argentina Class “B” shares, representing 1.58% of Telecom Argentina’s capital stock, through Tierra Argentea S.A. (Tierra Argentea), its controlled company incorporated in Argentina.

As of December 31, 2013, the economic rights of Telecom Italia Group in Telecom Argentina amount to 19.30%.

On November 14, 2013, the Telecom Italia Group and Tierra Argentea announced the acceptance of an offer by the Fintech Group to acquire the controlling stake held by the Telecom Italia Group in Telecom Argentina owned through its subsidiaries Sofora, Nortel and Tierra Argentea.

NORTEL INVERSORA S.A.

On December 10, 2013, Tierra Argentea transferred to the Fintech Group Telecom Argentina Class B shares representing 1.58% of Telecom Argentina’s capital stock, and Nortel ADRs representing 8% of the total Nortel Preferred Class “B” Shares.

The closing of the sale of the shares held by the Telecom Italia Group in Sofora is conditional upon obtaining certain required regulatory approvals.

More information is available in the “Relevant Facts” section of the CNV at www.cnv.gob.ar, and in the “Company filings search” section (Telecom Italia S.p.A) of the SEC, at www.sec.gov.

(b) Balances and transactions with related parties

For purposes of these financial statements, related parties are those legal entities or individuals that are related to the Telecom Italia Group or to W de Argentina – Inversiones S.L. (in the terms set forth in IAS 24), except for Sofora.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the CNDC to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, in connection with their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

The Telecom Group enters into transactions with certain related parties in the normal course of business. For the years presented, the Company and the Telecom Group have not conducted any transactions with executive officers and/or persons related to them.

The following is a summary of the balances and transactions with related parties as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, respectively:

		As of December 31,
	Type of related party	2013	2012
CURRENT ASSETS
Trade receivables, net
Telecom Italia Sparkle S.p.A (a)	Other related party	1	9
Telecom Italia S.p.A. (a)	Parent company	—	1
Latin American Nautilus Argentina S.A. (a)	Other related party	1	1

Total trade receivables, net		2	11

Current other receivables, net
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	76	—
Caja de Seguros S.A. (a) (b)	Other related party	27	21

Total other receivables, net		103	21

NONCURRENT ASSETS
Other receivables, net
Latin American Nautilus Argentina S.A. (a) (d)	Other related party	88	—

Total other receivables, net		88	—

CURRENT LIABILITIES
Trade payables
Italtel Group (a)	Other related party	176	97
Latin American Nautilus Ltd. (a)	Other related party	3	30
Telecom Italia S.p.A. (a)	Parent company	12	22
Telecom Italia Sparkle S.p.A. (a)	Other related party	9	10
Latin American Nautilus USA Inc. (a)	Other related party	2	2
Latin American Nautilus Argentina S.A. (a)	Other related party	—	1
TIM Participações S.A. (a)	Other related party	1	2
Caja de Seguros S.A. (a) (b)	Other related party	38	23
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Other related party	6	5

Total trade payables		247	192

	Transaction		Years ended December 31,
Services rendered	description	Type of related party	2013	2012	2011
Telecom Italia Sparkle S.p.A. (a)	International inbound calls	Other related party	17	12	19
TIM Participações S.A. (a)	Roaming	Other related party	13	13	10
Telecom Italia S.p.A. (a)	Roaming	Parent company	3	3	2
Latin American Nautilus Argentina S.A. (a)	International inbound calls and roaming	Other related party	2	3	1
Caja de Seguros S.A. (a) (b)	Others	Other related party	231	148	57
Standard Bank (b) (c)	Others	Other related party	—	24	22

Total services rendered			266	203	111

NORTEL INVERSORA S.A.

			Years ended December 31,
Services received	Transaction description	Type of related party	2013	2012	2011
Latin American Nautilus Ltd. (a)	International inbound calls and data	Other related party	(104)	(101)	(84)
Italtel Group(a)	Maintenance, materials and supplies	Other related party	(65)	(75)	(55)
Telecom Italia Sparkle S.p.A. (a)	International outbound calls and others	Other related party	(31)	(29)	(32)
Telecom Italia S.p.A. (a)	Fees for services and roaming	Parent company	(23)	(28)	(30)
Latin American Nautilus USA Inc. (a)	International outbound calls	Other related party	(7)	(3)	(9)
TIM Participações S.A. (a)	Roaming	Other related party	(13)	(12)	(7)
Latin American Nautilus Argentina S.A. (a)	International outbound calls	Other related party	(9)	(8)	(6)
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (a) (b)	Salaries and social security	Other related party	(47)	(36)	(26)
Caja de Seguros S.A. (a) (b)	Insurance	Other related party	(18)	(14)	(11)
La Estrella Seguros de Retiro S.A. (a) (b)	Insurance	Other related party	(9)	(6)	(4)

Total services received			(326)	(312)	(264)

			Years ended December 31,
Finance income	Transaction description	Type of related party	2013	2012	2011
Standard Bank (b) (c)	Interest	Other related party	—	6	6

Total finance expense			—	6	6

		Years ended December 31,
Purchases of PP&E and intangible assets	Type of related party	2013	2012	2011
Italtel Group (a)	Other related party	153	69	66
Telecom Italia S.p.A. (a)	Parent company	—	4	—

Total purchases of PP&E and intangible assets		153	73	66

		As of December 31,
Commitments	Type of related party	2013	2012
	Other related parties	363	384

		363	384

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.
(c)	This entity is no longer related party as from November 2012.
(d)	Corresponds to an agreement of lease-mode IP international capacity until December 2016. The Company paid approximately $267.6 on February 2013 for this agreement.

The transactions set forth above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of Telecom Argentina, following approval by the Audit Committee in compliance with Decree No. 677/01 and Law No. 26,831.

(e) Key Managers

Compensation for the Telecom Group’s Key Managers, including social security contribution, amounted to $70, $52 and $58 for the years ended December 31, 2013, 2012 and 2011, respectively, and were recorded as expenses under the item line “Employee benefits expenses and severance payments”. The total expense remuneration is comprised as follows:

	Years ended December 31,
	2013	2012	2011
Salaries (1)	34	22	19
Variable compensation (1) (2)	21	18	25
Social security contributions (2)	12	10	12
Termination benefits	3	2	2

	70	52	58

(1)	Gross compensation. Social security and income tax retentions are in charge of the employee.
(2)	During year 2013, was recorded an adjustment on the variable compensation of Key Managers of the Telecom Group and its social security contributions for an amount of 1 and 4 as of December 31, 2012 and 2011, respectively.

As of December 31, 2013, 2012 and 2011, respectively, an amount of $25, $20 and $32 remained unpaid, the estimated compensation of the members of the Company’s Board of Directors for fiscal year 2013 is approximately of $3. The compensation for the members of the Company’s Board of Directors approved by the Annual Stockholders’ Meetings for fiscal years 2012 and 2011 was approximately of $3 and $2, respectively. The members and alternate members of the Board of Directors do not hold executive positions in the Company.

NORTEL INVERSORA S.A.

Note 28 – Segment information

The Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Since fiscal year 2012, the Telecom Argentina’s Management has changed the calculating method of the “Operating income before D&A” by not considering within it the “Gain on disposal of PP&E” previously disclosed within the line “Revenues and other income” and from this fiscal year are shown below “Operating income before D&A”, as part of “Operating income”. According to this, comparative figures for the year ended December 31, 2011 have been adapted in the consolidated income statements.

Segment financial information for the years 2013, 2012 and 2011 was as follows:

For the year ended December 31, 2013

❑ Income statement information

	Fixed services	Mobile services			Nortel	Elimi- nations
		Personal	Núcleo	Subtotal			Total
Total revenues and other income (1)	8,297	19,269	1,166	20,435	—	(1,382)	27,350
Employee benefit expenses and severance payments	(2,991)	(1,077)	(84)	(1,161)	(3)	—	(4,155)
Interconnection costs and other telecommunication charges	(525)	(2,148)	(171)	(2,319)	—	1,015	(1,829)
Fees for services, maintenance, materials and supplies	(1,126)	(1,634)	(101)	(1,735)	(11)	220	(2,652)
Taxes and fees with the Regulatory Authority	(578)	(2,076)	(35)	(2,111)	(3)	—	(2,692)
Commissions	(177)	(1,970)	(112)	(2,082)	—	56	(2,203)
Cost of equipments and handsets	(74)	(2,956)	(81)	(3,037)	—	—	(3,111)
Advertising	(159)	(442)	(55)	(497)	—	—	(656)
Cost of VAS	(11)	(663)	(34)	(697)	—	—	(708)
Provisions	(169)	(101)	—	(101)	—	—	(270)
Bad debt expenses	(58)	(214)	(11)	(225)	—	—	(283)
Recovery of restructuring costs / restructuring costs	8	—	—	—	—	—	8
Other operating expenses	(690)	(598)	(55)	(653)	(1)	91	(1,253)

Operating income before D&A	1,747	5,390	427	5,817	(18)	—	7,546
Depreciation of PP&E	(905)	(888)	(190)	(1,078)	—	—	(1,983)
Amortization of intangible assets	(114)	(740)	(36)	(776)	—	—	(890)
Gain on disposal of PP&E and impairment of PP&E	(106)	(68)	1	(67)	—	—	(173)

Operating income	622	3,694	202	3,896	(18)	—	4,500
Financial results, net	213	334	(19)	315	(12)	—	516

Income before income tax expense	835	4,028	183	4,211	(30)	—	5,016
Income tax expense, net	(297)	(1,472)	(23)	(1,495)	(15)	—	(1,807)

Net income	538	2,556	160	2,716	(45)	—	3,209

Net income attributable to Nortel (Controlling Company)	1,720
Net income attributable to non-controlling interest	1,489

3,209

(1)

Service revenues	6,926	16,003	1,083	17,086	—	—	24,012
Equipment sales	80	3,126	69	3,195	—	—	3,275
Other income	33	24	6	30	—	—	63

Subtotal third party revenues	7,039	19,153	1,158	20,311	—		27,350
Intersegment revenues	1,258	116	8	124	—	(1,382)	—

Total revenues and other income	8,297	19,269	1,166	20,435	—	(1,382)	27,350

❑ Balance sheet information

PP&E, net	6,557	3,604	1,065	4,669		—	11,226
Intangible assets, net	376	1,098	46	1,144		(1)	1,519
Capital expenditures on PP&E (a)	2,037	1,646	281	1,927		—	3,964
Capital expenditures on intangible assets (b)	118	723	46	769		—	887
Total capital expenditures (a)+ (b)	2,155	2,369	327	2,696		—	4,851
Total additions on PP&E and intangible assets	2,453	2,437	324	2,761		—	5,214
Net financial asset (debt)	1,669	3,896	(211)	3,685	77	—	5,431

❑ Geographic information

	Total revenues and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	26,118	25,937	12,236
Abroad	1,232	1,413	1,146

Total	27,350	27,350	13,382

NORTEL INVERSORA S.A.

For the year ended December 31, 2012

❑ Income statement information

	Fixed services	Mobile services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	7,145	15,354	873	16,227	—	(1,176)	22,196
Employee benefit expenses and severance payments	(2,380)	(825)	(64)	(889)	(7)	—	(3,276)
Interconnection costs and other telecommunication charges	(507)	(1,947)	(128)	(2,075)	—	875	(1,707)
Fees for services, maintenance, materials and supplies	(950)	(1,242)	(76)	(1,318)	(5)	159	(2,114)
Taxes and fees with the Regulatory Authority	(449)	(1,542)	(27)	(1,569)	(1)	—	(2,019)
Commissions	(169)	(1,745)	(92)	(1,837)	—	57	(1,949)
Cost of equipments and handsets	(44)	(1,964)	(35)	(1,999)	—	—	(2,043)
Advertising	(171)	(436)	(53)	(489)	—	—	(660)
Cost of VAS	(9)	(292)	(25)	(317)	—	—	(326)
Provisions	(89)	(65)	1	(64)	—	—	(153)
Bad debt expenses	(56)	(211)	(8)	(219)	—	—	(275)
Restructuring costs	(83)	(7)	—	(7)	—	—	(90)
Other operating expenses	(593)	(484)	(35)	(519)	(1)	85	(1,028)

Operating income before D&A	1,645	4,594	331	4,925	(14)	—	6,556
Depreciation of PP&E	(833)	(830)	(129)	(959)	—	—	(1,792)
Amortization of intangible assets	(96)	(696)	(28)	(724)	—	—	(820)
Gain on disposal of PP&E	7	1	—	1	—	—	8

Operating income	723	3,069	174	3,243	(14)	—	3,952
Financial results, net	52	186	(9)	177	(42)	—	187

Income before income tax expense	775	3,255	165	3,420	(56)	—	4,139
Income tax expense, net	(273)	(1,170)	(20)	(1,190)	(1)	—	(1,464)
Net income	502	2,085	145	2,230	(57)	—	2,675

Net income attributable to Nortel (Controlling Company)	1,413
Net income attributable to non-controlling interest	1,262

2,675

(1)

Service revenues	5,942	13,312	835	14,147	—	—	20,089
Equipment sales	81	1,915	32	1,947	—	—	2,028
Other income	75	4	—	4	—	—	79

Subtotal third party revenues	6,098	15,231	867	16,098	—	—	22,196
Intersegment revenues	1,047	123	6	129	—	(1,176)	—

Total revenues and other income	7,145	15,354	873	16,227	—	(1,176)	22,196

❑ Balance sheet information

PP&E, net	5,399	2,851	785	3,636	—	—	9,035
Intangible assets, net	372	1,115	28	1,143	—	(1)	1,514
Capital expenditures on PP&E (a)	1,347	902	166	1,068	—	—	2,415
Capital expenditures on intangible assets (b)	83	733	27	760	—	(1)	842
Total capital expenditures (a)+ (b)	1,430	1,635	193	1,828	—	(1)	3,257
Total additions on PP&E and intangible assets	1,548	1,679	190	1,869	—	(1)	3,416
Net financial asset (debt)	1,454	2,295	(101)	2,194	6	—	3,654

❑ Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	21,286	21,030	9,994
Abroad	910	1,166	832

Total	22,196	22,196	10,826

NORTEL INVERSORA S.A.

For the year ended December 31, 2011

❑ Income statement information

	Fixed services	Mobile services			Nortel	Elimi- nations	Total
		Personal	Núcleo	Subtotal
Total revenues and other income (1)	6,234	12,558	718	13,276	—	(982)	18,528
Employee benefit expenses and severance payments	(1,949)	(605)	(55)	(660)	(6)	—	(2,615)
Interconnection costs and other telecommunication charges	(491)	(1,621)	(110)	(1,731)	—	725	(1,497)
Fees for services, maintenance, materials and supplies	(815)	(966)	(64)	(1,030)	(4)	126	(1,723)
Taxes and fees with the Regulatory Authority	(367)	(1,205)	(23)	(1,228)	(12)	—	(1,607)
Commissions	(139)	(1,353)	(84)	(1,437)	—	61	(1,515)
Cost of equipments and handsets	(59)	(1,568)	(13)	(1,581)	—	—	(1,640)
Advertising	(154)	(400)	(45)	(445)	—	—	(599)
Cost of VAS	(5)	(157)	(20)	(177)	—	—	(182)
Provisions	(164)	(61)	—	(61)	—	—	(225)
Bad debt expenses	(28)	(134)	(7)	(141)	—	—	(169)
Other operating expenses	(443)	(379)	(33)	(412)	(2)	70	(787)

Operating income before D&A	1,620	4,109	264	4,373	(24)	—	5,969
Depreciation of PP&E	(731)	(686)	(121)	(807)	—	—	(1,538)
Amortization of intangible assets	(87)	(504)	(29)	(533)	—	—	(620)
Gain on disposal of PP&E	20	2	—	2	—		22

Operating income	822	2,921	114	3,035	(24)	—	3,833
Financial results, net	(27)	118	(11)	107	(80)	—	—

Income before income tax expense	795	3,039	103	3,142	(104)	—	3,833
Income tax expense, net	(278)	(1,103)	(14)	(1,117)	1	—	(1,394)

Net income	517	1,936	89	2,025	(103)	—	2,439

Net income attributable to Nortel (Controlling Company)	1,273
Net income attributable to non-controlling interest	1,166

2,439

(1)

Service revenues	5,240	10,983	688	11,671	—	—	16,911
Equipment sales	89	1,472	26	1,498	—	—	1,587
Other income	20	10	—	10	—	—	30

Subtotal third party revenues	5,349	12,465	714	13,179	—	—	18,528
Intersegment revenues	885	93	4	97	—	(982)	—

Total revenues and other income	6,234	12,558	718	13,276	—	(982)	18,528

❑ Balance sheet information

PP&E, net	4,886	2,740	621	3,361	—	—	8,247
Intangible assets, net	385	1,078	25	1,103	—	—	1,488
Capital expenditures on PP&E (a)	1,187	997	134	1,131	—	—	2,318
Capital expenditures on intangible assets (b)	176	661	37	698	—	—	874
Total capital expenditures (a)+ (b)	1,363	1,658	171	1,829	—	—	3,192
Total additions on PP&E and intangible assets	1,530	1,658	171	1,829	—	—	3,359
Net financial asset (debt)	833	1,969	(118)	1,851	(358)	—	2,326

❑ Geographic information

	Total revenues and other income		Total non- current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	17,769	17,488	9,213
Abroad	759	1,040	661

Total	18,528	18,528	9,874

NORTEL INVERSORA S.A.

Note 29 – Information Required by IFRS 12 on Subsidiaries that Have Significant Non-controlling Interest.

In May 2011 the IASB issued IFRS 12 “Disclosure of Interest in Other Entities”. This standard contemplates disclosure requirements that an entity shall comply for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Below are detailed the additional disclosures required by this standard relating to Telecom Argentina’s summarized financial information as of December 31, 2013 and 2012 and for the years ended as of December 31, 2013, 2012 and 2011.

   a) Telecom Argentina

Telecom Argentina was created as a result of the privatization of ENTel, the state-owned company that provided telecommunication services in Argentina.

Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina since November 8, 1990 through October 10, 1999. As from such date, Telecom Argentina also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina. In addition, through its subsidiary Personal, it provides mobile telecommunications services in Argentina, through its subsidiary Núcleo, it provides mobile telecommunications services in Paraguay, and through its subsidiary Telecom USA, it provides international wholesale services in the United States of America.

Nortel holds 54.74% of Telecom Argentina’s capital stock (51% of Telecom Argentina’s Class “A” shares and 3.74% of Telecom Argentina’s Class “B shares), which allows it to control Telecom Argentina and determine its operating and financial policies. Consequently, these consolidated financial statements include the consolidation of Telecom Argentina’s assets, liabilities, results al cash flows line by line. As a result of Telecom Argentina’s Treasury Shares Acquisition Process described in Note 19.f) to these consolidated financial statements, Nortel’s equity interest in Telecom Argentina amounts to 55.60% of Telecom Argentina’s outstanding shares as of December 31, 2013. As of December 31, 2013, the holders of non-controlling interests in Telecom Argentina are as follow:

Type of Investor	%
ANSES (*)	24.99
ADR – NYSE	14.52
Other third parties – BCBA	4.17
Treasury shares	1.55

Total public offer	45.23

(*)	According shareholding in Caja de Valores.

The remaining 0.03% of Telecom Argentina’s outstanding shares is Class “C” shares that belong to the share ownership program created by Law No. 23,696.

Below is disclosed relevant summarized financial information of Telecom Argentina as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011, according to the consolidated financial statements approved by Telecom Argentina’s Board of Directors on February 27, 2014 and including the Report of Independent Registered Public Accounting Firm with no observations.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	As of December 31,
ASSETS	2013	2012
Total current assets	9,751	6,986
Total non-current assets	13,379	10,823

TOTAL ASSETS	23,130	17,809

LIABILITIES
Total current liabilities	9,050	5,883
Total non-current liabilities	2,029	1,768

TOTAL LIABILITIES	11,079	7,651

EQUITY
Equity attributable to Telecom Argentina (Controlling Company)	11,783	9,959
Non-controlling interest	268	199

TOTAL EQUITY	12,051	10,158

TOTAL LIABILITIES AND EQUITY	23,130	17,809

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Revenues	27,287	22,117	18,498
Other income	63	79	30

Total revenues and other income	27,350	22,196	18,528

Employee benefit expenses and severance payments	(4,152)	(3,269)	(2,609)
Interconnection costs and other telecommunication charges	(1,829)	(1,707)	(1,497)
Fees for services, maintenance, materials and supplies	(2,641)	(2,109)	(1,719)
Taxes and fees with the Regulatory Authority	(2,689)	(2,018)	(1,595)
Commissions	(2,203)	(1,949)	(1,515)
Cost of equipments and handsets	(3,111)	(2,043)	(1,640)
Advertising	(656)	(660)	(599)
Cost of VAS	(708)	(326)	(182)
Provisions	(270)	(153)	(225)
Bad debt expenses	(283)	(275)	(169)
Recovery of restructuring costs / restructuring costs	8	(90)	—
Other operating expenses	(1,252)	(1,027)	(785)
Depreciation and amortization	(2,873)	(2,612)	(2,158)
Gain on disposal of PP&E and impairment of PP&E	(173)	8	22

Operating income	4,518	3,966	3,857
Finance income	1,416	570	316
Finance expenses	(888)	(341)	(236)

Net income before income tax expense	5,046	4,195	3,937
Income tax expense	(1,792)	(1,463)	(1,395)

Net income for the year	3,254	2,732	2,542

Attributable to:
Telecom Argentina (Controlling Company)	3,202	2,685	2,513
Non-controlling interest	52	47	29

	3,254	2,732	2,542

Earnings per share attributable to Telecom Argentina (Controlling Company)
Basic and diluted	3.27	2.73	2.55

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Net income for the year	3,254	2,732	2,542

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	140	91	27
Actuarial results	(10)	—	—
Tax effect	3	—	—

Other components of the comprehensive income, net of tax	133	91	27

Total comprehensive income for the year	3,387	2,823	2,569

Attributable to:
Telecom Argentina (Controlling Company)	3,285	2,745	2,532
Non-controlling interest	102	78	37

	3,387	2,823	2,569

NORTEL INVERSORA S.A.

TELECOM ARGENTINA’S CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	For the years ended December 31,
	2013	2012	2011
Cash flows provided by operating activities	7,139	5,029	5,317

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment acquisitions	(3,352)	(2,465)	(2,193)
Intangible asset acquisitions	(846)	(861)	(807)
Proceeds from the sale of property, plant and equipment	21	13	39
Investments not considered as cash and cash equivalents	283	(632)	20

Total cash flows used in investing activities	(3,894)	(3,945)	(2,941)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from financial debt	208	47	—
Payment of debt	(157)	(63)	(36)
Payment of interest	(16)	(13)	(14)
Payment of cash dividends	(981)	(830)	(915)
Treasury shares acquisition	(461)	—	—

Total cash flows used in financing activities	(1,407)	(859)	(965)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	226	117	31

INCREASE IN CASH AND CASH EQUIVALENTS	2,064	342	1,442
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	3,160	2,818	1,376

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	5,224	3,160	2,818

Reduction of “Voluntary Reserve for Future Dividend Payments” and Dividend Distribution of Telecom Argentina

The Telecom Argentina’s Board of Directors’ Meeting held on December 13, 2013, resolved to reduce the “Voluntary Reserve for Future Cash Dividends”, created at its second session of deliberations by Telecom Argentina’s Annual General Stockholders’ Meeting held on April 23, 2013, which was adjourned until May 21, 2013, and to distribute cash dividends in an amount of $1,000 – $948 were paid net of withholding taxes – (equivalent to $1.03 argentine pesos per share). Dividends were made available on December 27, 2013.

The Annual General Stockholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in an amount of $807 (equivalent to $0.82 argentine pesos per share), which was made available on May 10, 2012.

The Annual General Stockholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in an amount of $915 (equivalent to $0.93 argentine pesos per share), which was paid on April 19, 2011.

Note 30 – Sale of equity interest in Springville

Description of the operation

On November 2013, Personal received a binding and irrevocable offer for the sale of its total equity interest in Springville, a company incorporated in Montevideo, República Oriental del Uruguay.

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

On February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. In addition, the agreement includes a series of declarations and guarantees standards for this type of operations made by Personal and the counterpart in respect to Springville, and made by Personal on itself, and others ones made by the buyers in respect to themselves.

Accounting treatment

In accordance with IFRS 5, investment in Springville was classified as “Asset available for sale” of December 31, 2013. This asset was valued at the lower amount between the booked value and the fair value less costs of sale.

The results were presented as results in discontinuation. Assets, liabilities, operating expenses and cash flows considered by Telecom Group accounts related to Springville, are not material, and in any case reach the minimum magnitude to be segregated in the statement of financial position, income statement, statement of comprehensive income or statement of cash flow of the Group.

Below is detailed information on the assets, liabilities, net results and cash flows related to Springville.

NORTEL INVERSORA S.A.

Assets and liabilities – discontinued operations

As of December 31, 2013
(in thousands of pesos )
ASSETS
Current Assets
Cash and cash equivalents	3
Other receivables, net	433

Total current assets	436

Impairment of assets available for sale	(250)

TOTAL ASSETS – DISCONTINUED OPERATIONS	186

LIABILITIES
Current Liabilities
Trade payables	143
Other liabilities	57

Total current liabilities	200

TOTAL LIABILITIES – DISCONTINUED OPERATIONS	200

Net results – discontinued operations

Income statements

	For the years ended December 31, (in thousands of pesos)
	2013	2012
Fees for services	(157)	(162)
Rental and maintenance expenses	(166)	(282)
Taxes	(3)	(19)
Energy, water and others	(15)	(43)
Other operating expenses	(14)	(19)

Operating losses before depreciation	(355)	(525)
Depreciation of PP&E	—	(98)

Operating losses	(355)	(623)
Finance income – Exchange differences	38	17
Finance expenses – Exchange differences	(17)	(6)

Losses before income tax expense	(334)	(612)
Income tax expense	(2)	(7)

Net losses for the year	(336)	(619)

Impairment of assets available for sale	(250)	—

Net losses – discontinued operations	(586)	(619)

Currency translation adjustments (non-taxable)	89	115

Total comprehensive income – discontinued operations	(497)	(504)

NORTEL INVERSORA S.A.

Cash Flows – discontinued operations

	For the years ended December 31, (in thousands of pesos)
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Total cash flows used by operating activities	(90)	(523)

NET FOREIGN EXCHANGE DIFFERENCES AND CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	16	89

DECREASE IN CASH AND CASH EQUIVALENTS	(74)	(434)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	77	511

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	3	77

Note	31 – Quarterly consolidated information (unaudited information)

Quarter	Revenues	Operating income before D&A	Operating income	Financial Results, net (loss) gain	Net income	Net income attributable to Nortel
Fiscal year 2013:
March 31	6,064	1,796	1,112	135	810	436
June 30	6,649	1,821	941	79	658	353
September 30	7,114	1,922	1,195	161	876	470
December 31	7,460	2,007	1,252	141	865	461
	27,287	7,546	4,500	516	3,209	1,720

Fiscal year 2012:
March 31	5,126	1,644	1,030	47	691	365
June 30	5,254	1,488	845	22	552	282
September 30	5,645	1,584	918	48	627	335
December 31	6,092	1,840	1,159	70	805	431
	22,117	6,556	3,952	187	2,675	1,413

Fiscal year 2011:
March 31	4,134	1,426	953	(10)	606	313
June 30	4,450	1,468	965	(44)	590	297
September 30	4,775	1,490	928	22	609	328
December 31	5,139	1,585	987	32	634	335
	18,498	5,969	3,833	—	2,439	1,273

Note 32 – Restrictions on distribution of profits

(a)	Restrictions on distribution of profits

Under the LSC, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

As provided RG No. 609/12 of the CNV, since the fiscal year 2012, positive retained earnings generated by the adoption of IFRS, will be reassigned to a Special Reserve that can only be unaffected for its capitalization or to absorb negative retained earnings. The constitution of the Special Reserve was approved by the Ordinary Annual Stockholders’ Meeting that considered the consolidated financial statements for fiscal year 2012 for a total amount of $204.

(b)	Dividends

The Company is able to distribute dividends up to the limit of retained earnings determined under the LSC, and earlier Constitution of the Legal reserve. The retained earnings as of 31 December, 2013 are positive and amounted to $1,720.

	2013	2012	2011
Dividends declared and paid corresponding to Class “B” Preferred shares and shares of common stock	(*)465	11	—

Dividends proposed for approval to the Annual Ordinary Shareholding Meeting (not recognized as liability as of December 31, 2013	(**)	—	11

(*)	By reversal of the reserve for future cash dividends.
(**)	As of the date of the issuance of these consolidated financial statements the Board of Directors of the Company has resolved to defer the proposal of allocation of the retained earnings to the Annual Stockholders meeting.

NORTEL INVERSORA S.A.

Note 33 – Events subsequent to December 31, 2013

Sale of the equity interest on Springville

On February 10, 2014 Personal’s Board of Directors decided to approve the sale of such equity interest (representative of 100% of Springville capital stock) for a total amount of US$ 27,223.

According to the terms and conditions of the offer accepted by Personal, on February 19, 2014 the transfer of the shares was concluded and Personal collected the mentioned price, equivalent to $0.2. Further information about this operation and its accounting effects is described in Note 30 to these consolidated financial statements.

Patrizio Graziani
Chairman of the Board of Directors

NORTEL INVERSORA S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its consolidated financial statements as of December 31, 2013 under IFRS. Additional information is given in Note 1.c) to the consolidated financial statements.

2.	The Company’s and the Telecom Group’s activities for the years ended December 31, 2013 (“FY13”) and 2012 (“FY12”)

Total revenues and other income for FY13 reached $27,350 (+23.2% vs. FY12), operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – totaled $22,850 (+25.2% vs. FY12), operating income before depreciation and amortization reached $7,546 – representing 27.7% of consolidated revenues – (+15.1% vs. FY12), operating income reached $4,500 (+13.9% vs. FY12) and net income totaled $3,209 (+20% vs. FY12). Net income attributable to Nortel reached $1,720 in FY13 (+21.7% vs. FY12).

			Variation
	FY13	FY12	$	%
Revenues	27,287	22,117	5,170	23.4
Other income	63	79	(16)	(20.3)
Operating costs without depreciation and amortization	(19,804)	(15,640)	(4,164)	26.6

Operating income before depreciation and amortization	7,546	6,556	990	15.1
Depreciation and amortization	(2,873)	(2,612)	(261)	10.0
Gain on disposal of PP&E and impairment of PP&E	(173)	8	(181)	n/a

Operating income	4,500	3,952	548	13.9
Financial results, net	516	187	329	175.9

Income before income tax expense	5,016	4,139	877	21.2
Income tax expense	(1,807)	(1,464)	(343)	23.4

Net income	3,209	2,675	534	20.0

Attributable to:
Nortel	1,720	1,413	307	21.7
Non-controlling interest	1,489	1,262	227	18.0

	3,209	2,675	534	20.0

Basic and diluted earnings per share attributable to Nortel (in pesos)
Shares of common stock	164.72	135.32
Class “B” preferred shares	572.60	470.39

• Total revenues and other income

During FY13 consolidated total revenues increased 23.4% (+$5,170 vs. FY12) reaching $27,287, mainly fueled by the Broadband, data transmission and mobile businesses while consolidated other income decreased 20.3% (-$16 vs. FY12)

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

I

NORTEL INVERSORA S.A.

			Variation
	FY13	FY12	$	%
Services
Voice – Retail	2,656	2,475	181	7.3
Voice – Wholesale	786	739	47	6.4
Internet	2,521	1,993	528	26.5
Data	963	735	228	31.0

Subtotal fixed services	6,926	5,942	984	16.6

Voice – Retail	4,773	4,461	312	7.0
Voice – Wholesale	1,930	1,838	92	5.0
Internet	2,088	1,248	840	67.3
Data	7,212	5,765	1,447	25.1

Subtotal Personal mobile services	16,003	13,312	2,691	20.2

Voice – Retail	388	329	59	17.9
Voice – Wholesale	112	85	27	31.8
Internet	270	154	116	75.3
Data	313	267	46	17.2

Subtotal Núcleo mobile services	1,083	835	248	29.7

Total services revenues	24,012	20,089	3,923	19.5

Equipment
Fixed services	80	81	(1)	(1.2)
Personal mobile services	3,126	1,915	1,211	63.2
Núcleo mobile services	69	32	37	115.6

Total equipment sales	3,275	2,028	1,247	61.5

Total revenues	27,287	22,117	5,170	23.4

Services revenues amounted to $24,012 (+19.5% vs. FY12) and represented 88.0% of consolidated revenues (vs. 90.8% in FY12). Equipment revenues increased 61.5%, amounting to $3,275 and represented 12.0% of consolidated revenues (vs. 9.2% in FY12).

Fixed services

During FY13, services revenues generated by these services amounted to $6,926, +$984 or 16.6% vs. FY12, where Internet revenues have grown the most (+$528 or 26.5% vs. FY12), followed by data transmission (+$228 or 31.0% vs. FY12) and voice retail services (+$181 or 7.3% vs. FY12).

➢ Voice

Voice retail revenues reached $2,656 in FY13 (+7.3% vs. FY12). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 33% of net sales of the segment in FY13 (vs. 36% in FY12).

Monthly Charges and Supplementary Services increased $89 or 8.6% vs. FY12, reaching $1,121, as a consequence of an increase in supplementary services (not regulated), mainly due to the rise of their prices and the increase of the subscriber base.

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony) totaled $1,395 (+$89 or 6.8% vs. FY12), mainly due to the increase in the commercialization of domestic plans and domestic long distance services.

Voice wholesale revenues (including fixed and mobile interconnection revenues, together with the revenues generated by the subsidiary Telecom USA amounting to $70) amounted to $786 in FY13 (+6.4% vs. FY12). Interconnection fixed and mobile revenues reached $547. The other wholesale revenues amounted to $239 in FY13 (+$16 or 7.2% vs. FY12).

➢ Internet

Internet revenues amounted to $2,521 (+$528 or 26.5% vs. FY12ainly due to the expansion of the Broadband service (+4.8% of customers vs. FY12) and an increase in average prices resulting in an improvement in the Average Monthly Revenue per User (“ARPU”), that amounted to $124.7 pesos per month in FY13 vs. $102.3 pesos per month in FY12. As of December 31, 2013, Telecom Argentina reached approximately 1,707,000 ADSL customers. These connections represent approximately 41% of Telecom Argentina’s fixed lines in service (vs. 39% in FY12).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

II

NORTEL INVERSORA S.A.

Internet revenues represent 9.2% of consolidated revenues (vs. 9.0% in FY12) and 36.4% of Fixed Services segment revenues (vs. 33.5% in FY12).

➢ Data

Data transmission revenues amounted to $963 (+$228 vs. FY12), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider (Datacenter, VPN, among others) for wholesale and government segments. The increase was mainly due to the growth of Integra and VPN IP services (private data networks services that replaces the point to point services) in the retail segment, to the increase in the IP traffic in the wholesale segment; and to the increase in the monthly charges and transmission Datacenter services (especially in Hosting and Housing monthly charges, and Value added services transmission).

➢ Personal Mobile Services

During FY13, total services revenues amounted to $16,003, +$2,691 or 20.2% vs. FY12, being the principal business segment in revenues terms (58.6% and 60.2% of consolidated revenues in FY13 and FY12, respectively). Personal reached 20 million subscribers in Argentina (+5.9% vs. FY12) maintaining the leadership in revenues in the mobile industry. Approximately 68% of the subscriber base is prepaid subscribers and 32% is postpaid subscribers (including “Cuentas Claras” plans and Mobile Internet dongles).

➢ Voice

Voice retail revenues amounted to $4,773 in FY13 (+7.0% vs. FY12). The increase was mainly due to the increase in the lines billed, mainly fueled by the increase in monthly charges prices and the increase in the subscriber base, specially “prepaid” and “Cuentas Claras” subscribers.

Voice wholesale revenues amounted to $1,930 in FY13 (+5.0% vs. FY12). The increase was mainly due to higher TLRD traffic, to an increase in roaming sales in the national segment and to the increase of mobile leases, mainly due to new agreements and to the renegotiation of the existing ones.

➢ Internet

Mobile Internet revenues amounted to $ 2,088 (+$840 or 67.3% vs. FY12). This increase is mainly explained by the increase in consumption of Personal’s subscribers, which was mainly fueled by the increase in the offer of services, plans and packs (including VAS) launched by Personal. This growth was fueled by new subscribers and the migration of existing ones to higher-value plans, partially offset by the revenues decrease generated by the decrease of Mobile Internet dongles subscribers.

➢ Data

Mobile data services revenues amounted to $7,212 (+$1,447 or 25.1% vs. FY12). This increase was mainly due to the constant SMS sales increase as a result of several campaigns launched by Personal and especially the growth of the offers of SMS with contents, which represented an inter-annual increase of $1,280. This increase was reflected both in prepaid and postpaid subscribers and it’s mainly due to the increase in average prices and, to a lesser extent, to the increase in the subscriber base.

As a consequence of the increase in the use of VAS (Internet and data), ARPU increased to $66.8 pesos per month in FY13 (vs. $57.7 pesos per month in FY12).

VAS revenues (data and Internet) amounted to $9,300 (+32.6% vs. FY12) and represented 58.1% of the services revenues of Personal Mobile Services segment (vs. 52.7% in FY12).

Núcleo Mobile Services

This segment generated services revenues equivalent to $1,083 during FY13 (+$248 or 29.7% vs. FY12) mainly due to the increase in the subscriber base (+5.2%), to the appreciation of the Guaraní respect to the argentine peso (+33% inter-annual) generating a positive effect in revenues conversion and the increase of Mobile Internet revenues (+75.3% vs. FY12) related to the increase of subscribers traffic that have mobile equipment prepared for that purpose. As of December 31, 2013, Núcleo’s subscriber base reached 2.4 million customers. Prepaid and postpaid subscribers (including “Plan Control” subscribers and mobile Internet subscribers) represented 80% and 20% in FY13, respectively.

VAS revenues (data and Internet) amounted to $583 (+38.5% vs. FY12) and represented 53.8% of Núcleo Mobile Services segment services revenues (vs. 50.4% in FY12).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

III

NORTEL INVERSORA S.A.

Equipment

Revenues from equipment amounted to $3,275, +$1,247 or 61.5% vs. FY12. This increase is mainly related to the Personal Mobile Services segment with an increase of $1,211 vs. FY12. The increase was mainly due to an increase in the handset’s average prices (+72.2% vs. FY12), partially offset by lower handsets sold (-5.1% vs. FY12). This situation was mainly generated by a subsidy reduction policy, the increase in average prices related to higher-value handsets demand, the business strategy to attract high-value subscribers, a decrease in discounts as a result of the finalization of commercial promotions and lower retail revenues. In the Núcleo Mobile Services segment the increase was mainly due to a higher number of handsets sold as a result of the launch of targeted promotions to capture new subscribers and retaining existing ones, associated to the effect of the appreciation of the Guaraní respect to the argentine peso.

Operating costs

Consolidated operating costs – including depreciations, amortizations and gain on disposal of PP&E and impairment of PP&E – totaled $22,850 in FY13, which represents an increase of $4,606 or +25.2% vs. FY12. The increase in costs is mainly a consequence of a higher revenues, higher expenses related to competition in mobile and Internet businesses, higher direct and indirect labor costs on the cost structure of the Group in Argentina, the increase in taxes, especially by the increase in the average rates of the turnover tax, the increase in provisions related to regulatory matters, the increase in provisions related to claims and other regulatory contingencies, the increase of VAS costs and the effect of the appreciation of the Guaraní (+33% inter-annual) respect to the argentine peso, affecting the operations in Paraguay.

			Variation
	FY13	FY12	$	%
Employee benefit expenses and severance payments	(4,155)	(3,276)	(879)	26.8
Interconnection costs and other telecommunication charges	(1,829)	(1,707)	(122)	7.1
Fees for services, maintenance, materials and supplies	(2,652)	(2,114)	(538)	25.4
Taxes and fees with the Regulatory Authority	(2,692)	(2,019)	(673)	33.3
Commissions	(2,754)	(2,263)	(491)	21.7
Agent commissions capitalized as SAC	551	314	237	75.5
Cost of equipment and handsets	(3,366)	(2,506)	(860)	34.3
Cost of equipment and handsets capitalized as SAC	255	463	(208)	(44.9)
Advertising	(656)	(660)	4	(0.6)
Cost of VAS	(708)	(326)	(382)	117.2
Provisions	(270)	(153)	(117)	76.5
Bad debt expenses	(283)	(275)	(8)	2.9
Recovery of restructuring costs/(restructuring costs)	8	(90)	98	n/a
Other operating expenses	(1,253)	(1,028)	(225)	21.9

Operating income before depreciation and amortization	(19,804)	(15,640)	(4,164)	26.6
Depreciation of PP&E	(1,983)	(1,792)	(191)	10.7
Amortization of SAC and service connection costs	(867)	(797)	(70)	8.8
Amortization of other intangible assets	(23)	(23)	—	—
Gain on disposal of PP&E and impairment of PP&E	(173)	8	(181)	n/a

Total operating costs	(22,850)	(18,244)	(4,606)	25.2

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $4,155 (+$879 or 26.8% vs. FY12). The increase was mainly due to increases in salaries agreed by Telecom Argentina with several trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,586 – 16,581 of the Telecom Group and 5 of the Company – slightly lower than to FY12-, lines in service per employee reached 375 in the Fixed Services segment (slightly higher than FY12), subscribers per employee reached 3,897 in the Personal Mobile Services segment (+7.9% vs. FY12) and subscribers per employee reached 5,696 (+8.9% vs. FY12) in the Núcleo Mobile Services segment.

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (including charges for TLRD, Roaming, Interconnection costs, and cost of international outbound calls and lease of circuits) amounted to $1,829 (+$122 or 7.1% vs. FY12) mainly due to higher traffic volume in the domestic market.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

IV

NORTEL INVERSORA S.A.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $2,652, +$538 or 25.4% vs. FY12. The increase was mainly due to higher maintenance costs of radio bases, systems and buildings in the mobile services segments, as a result of an increase in technical assistance cost of radio bases, higher system licenses maintenance costs and higher costs of building maintenance. There were also increases in other maintenance costs and fees for services, mainly due to higher costs recognized to suppliers in all segments.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) amounted to $2,692 (+33.3% vs. FY12), influenced mainly by the increase in revenues of fixed and mobile services, higher equipment sales and higher average rates of the turnover tax, especially in Autonomous City of Buenos Aires, Córdoba, Chaco, Jujuy and Mendoza.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) amounted to $2,754 (+$491 or 21.7% vs. FY12), mainly due to the increase in commercial agents’ commissions (associated to higher revenues) as a result of higher customer’s acquisition and retention, higher cards sales and prepaid recharges and the increase in collections.

On the other hand, agent commissions capitalized as SAC amounted to $551, +$237 or 75.5% vs. FY12, and it’s directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment and the increase in the commissions prices.

Cost of equipment and handsets

Cost of equipments and handsets amounted to $3,366 (+$860 or 34.3% vs. FY12) mainly due to an increase in the average unit cost of sales related to higher-value handsets (+72.2% vs. FY12) and to a decrease in the handsets sold (-5.1% vs. FY12) in the Personal Mobile Services segment.

On the other hand, SAC deferred costs from handsets sold to postpaid and “Cuentas Claras” subscribers amounted to $255, -$208 or -44.9% vs. FY12. The lower capitalized amount was mainly due to the significant reduction of subsidies provided to customers in the Personal Mobile Services segment (88% in FY13 vs. 21% in FY12).

Advertising

Advertising amounted to $656 (-$4 or -0.6% vs. FY12), mainly due to a reduction in the commercial campaigns of Personal and Arnet as compared to FY12.

Cost of VAS

Cost of VAS amounted to $708 (+$382 vs. FY12), mainly due to the increase of VAS sales in the Personal Mobile Services segment (mainly the SMS service) as a consequence of several campaigns launched by Personal and especially a higher offer oriented to the consumption of SMS with contents.

Provisions

Provisions amounted to $270, +$117 or 76.5% vs. FY12. The increase was mainly due to higher regulatory and municipal claims (+$84 vs. FY12) and higher civil and commercial claims (+$62 vs. FY12), partially offset by lower labor claims (-$29 vs. FY12).

Bad debt expenses

Bad debt expenses amounted to $283 (+$8 vs. FY12), representing approximately 1% and 1.2% of consolidated revenues in FY13 and FY12, respectively. The increase was mainly observed in Núcleo Mobile Services segment as a consequence of higher aging of the accounts receivables.

Recovery of restructuring costs/(restructuring costs)

Recovery of restructuring costs amounted to $8 in FY13 and is related to the finalization of the Restructuring Plan initiated by the Telecom Group in the last quarter of 2012.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

V

NORTEL INVERSORA S.A.

Other operating costs

Other operating costs amounted to $1,253 (+$225 or +21.9% vs. FY12). The increase was mainly due to higher prices on related services, especially in freight and travel expenses, among others, in the operations in Argentina; and the increase of rent prices, as a result of new agreements and the renegotiation of some of the existing ones.

• Operating income before depreciation and amortization

Operating income before depreciation and amortization amounted to $7,546 in FY13 (+$990 or +15.1% vs. FY12), representing 27.7% of consolidated revenues in FY13 (vs. 29.6% in FY12). This growth was mainly fueled by the Personal Mobile Services segment (+$796 or +17.3% vs. FY12).

Depreciation and amortization

Depreciation and amortization amounted to $2,873 (+$261 or +10.0% vs. FY12). The increase in PP&E depreciation amounted to $191 and the increase in amortization of SAC and service connection costs amounted to $70. The increase in depreciation and amortization corresponds 34.5% to the Fixed Services segment and 65.5% to the mobile services segments.

Gain on disposal of PP&E and impairment of PP&E

Gain on disposal of PP&E amounted to $14, +$6 vs. FY12, and is mainly related to the Personal Mobile Services segment. Impairment of PP&E amounted to $187 in FY13 and is mainly related to the discontinuation of commercial systems of Personal (amounting to $65) and to the impairment of certain PP&E items related to some projects undertaken by Telecom Argentina with the public sector and the private sector that present uncertainty regarding their development and future associated cash flows (amounting to $122).

• Operating income

Operating income amounted to $4,500 in FY13 (+$548 or +13.9% vs. FY12). The margin over consolidated revenues represented 16.5% in FY13 (vs. 17.9% in FY12). Personal Mobile Services segment shows the higher increase (+$625 vs. FY12).

• Financial results, net

Financial results, net resulted in a net gain of $516, representing an improvement of $329 vs. FY12. This was mainly due to higher financial interest on time deposits and other investments (+$350 vs. FY12), higher gains on mutual funds (+$69 vs. FY12), higher gains on NDF (+$55 vs. FY12), and higher interests on receivables (+$35 vs. FY12), partially offset by a higher foreign currency exchange loss of $232.

• Net income

Nortel reached a net income of $3,209 in FY13, +$534 or 20.0% when compared to FY12, Net income attributable to Nortel reached $1,720 in FY13, +$307 or 21.7% when compared to FY12,

• Net financial assets

As of December 31, 2013, Net financial assets (Cash and Cash Equivalents plus financial investments minus Financial debt) amounted to $5,431, showing an increase of $1,777 as compared to December 31, 2012 (totalized $3,654), mainly due to an increase in the generation of cash from operating activities of the Telecom Group. The Fixed Services segment shows a financial asset of $1,699, the Personal Mobile Services segment shows a financial asset of $3,896 and Nortel shows a financial asset of $77, while the Núcleo Mobile Services segment shows a net financial debt of $211.

• Capital expenditures (CAPEX)

CAPEX composition for FY13 and FY12 is as follows:

	In millions of $		% of participation		Variation
	FY13	FY12	FY13	FY12	$	%
Fixed Services	2,155	1,429	44%	44%	726	51
Personal Mobile Services	2,369	1,635	49%	50%	734	45
Núcleo Mobile Services	327	193	7%	6%	134	69

Total CAPEX	4,851	3,257	100%	100%	1,594	49

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

VI

NORTEL INVERSORA S.A.

PP&E CAPEX amounted to $3,964 and intangible assets CAPEX amounted to $887 in FY13, while in FY12 amounted to $2,415 and $842, respectively.

In relative terms, CAPEX represented 17.8% of consolidated revenues in FY13 (vs.14.7% in FY12), and were intended mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment and SAC.

PP&E and intangible assets additions (CAPEX plus materials additions) for FY13 and FY12 are as follows:

	In millions of $		% of participation		Variation
	FY13	FY12	FY13	FY12	$	%
Fixed Services	2,453	1,547	47%	45%	906	59
Personal Mobile Services	2,437	1,679	47%	49%	758	45
Núcleo Mobile Services	324	190	6%	6%	134	71

Total additions	5,214	3,416	100%	100%	1,798	53

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed available to customers; deployment of 3G services to support the growth of mobile Internet together with the launch of innovative VAS services and the enlargement of transmission and transport networks to meet the growing demand of services of our fixed and mobile customers.

3.	Summary of comparative consolidated statements of financial position

	December 31,
	2013	2012	2011	2010	2009
Current assets	9,836	7,000	5,516	3,837	2,297
Non-current assets	13,381	10,826	9,874	8,702	7,916

Total assets	23,217	17,826	15,390	12,539	10,843

Current liabilities	9,086	5,895	5,958	5,160	4,208
Non-current liabilities	2,029	1,768	1,635	1,634	2,217

Total liabilities	11,115	7,663	7,593	6,794	6,425

Equity attributable to Nortel (Controlling Company)	6,603	5,457	4,022	2,739	1,837
Equity attributable non-controlling interest	5,499	4,706	3,775	3,006	2,581

Total Equity	12,102	10,163	7,797	5,745	4,418

Total liabilities and equity	23,217	17,826	15,390	12,539	10,843

4.	Summary of comparative consolidated income statements

	FY13	FY12	FY11	FY10	FY09
Revenues and other income	27,350	22,196	18,528	14,652	12,191
Operating costs	(22,850)	(18,244)	(14,695)	(11,499)	(9,584)

Operating income	4,500	3,952	3,833	3,153	2,607
Financial results, net	516	187	—	(292)	(520)

Income before income tax expense	5,016	4,139	3,833	2,861	2,087
Income tax expense	(1,807)	(1,464)	(1,394)	(1,076)	(798)

Net income	3,209	2,675	2,439	1,785	1,289
Other comprehensive income, net of tax	133	90	27	18	20

Total comprehensive income	3,342	2,765	2,466	1,803	1,309

Net comprehensive income attributable to Nortel	1,766	1,446	1,283	902	645
Net comprehensive income attributable to non-controlling interest	1,576	1,319	1,183	901	664

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

VII

NORTEL INVERSORA S.A.

5.	Statistical data (in physical units)

❖ Fixed services

Voice and data services (in thousands, except for lines in service per inhabitants and employees)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,536	(39)	3,806	1	3,797	(5)	3,836	1	3,852	1
NGN lines	1,164	25	1,045	40	996	22	853	32	743	65

Installed lines (a)	4,700	(14)	4,851	41	4,793	17	4,689	33	4,595	66
Lines in service (b)	4,124	—	4,128	(12)	4,141	9	4,107	20	4,060	16
Customers lines (c)	4,044	1	4,045	(11)	4,057	10	4,019	21	3,967	17
Public phones installed	34	—	37	(1)	40	(1)	45	(1)	50	(2)
Lines in service per 100 inhabitants (d)	20.4	—	20.6	(0.1)	20.8	—	20.8	0.1	20.7	—
Lines in service per employee (e)	375	2	371	2	373	1	379	9	366	5

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet (in thousands)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Total ADSL subscribers	1,707	38	1,629	17	1,550	45	1,380	50	1,214	44

❖ Mobile services

Personal (in thousands, except for lines per employee disclosed in units)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,417	(33)	2,386	33	2,178	85	1,805	81	1,591	35
“Cuentas claras” plans	3,879	130	3,477	136	3,139	161	2,796	29	2,709	(14)
Prepaid subscribers	13,540	166	12,720	(11)	12,414	132	11,426	190	10,051	421
Dongles (*)	252	(30)	392	(92)	462	29	306	45	124	39

Total subscribers	20,088	233	18,975	66	18,193	407	16,333	345	14,475	481

Lines per employee	3,897	—	3,612	—	3,774	—	3,738	—	3,810	—

Núcleo (in thousands, except for lines per employee disclosed in units)

December 31,	FY13		FY12		FY11		FY10		FY09
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	29	(1)	30	1	29	1	25	—	24	—
“Plan control” subscribers	297	7	261	12	220	7	191	11	153	4
Prepaid subscribers	1,936	11	1,872	12	1,792	53	1,604	—	1,605	14
Dongles (*)	153	(4)	132	7	100	10	48	12	12	4

Subtotal mobile	2,415	13	2,295	32	2,141	71	1,868	23	1,794	22
Internet subscribers – Wimax	5	—	6	(1)	8	—	10	—	12	—

Total subscribers	2,420	13	2,301	31	2,149	71	1,878	23	1,806	22

Lines per employee (**)	5,696	—	5,228	—	4,945	—	4,512	—	4,251	—

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

VIII

NORTEL INVERSORA S.A.

6.	Consolidated ratios

December 31,	FY13	FY12
Liquidity (1)	1.1	1.19
Solvency (2)	1.08	1.33
Locked-up capital (3)	0.58	0.61
Profitability(4)	0.29	0.30

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.
(4)	Net income for the year/ total equity average.

7.	Outlook

According to the estimations of our subsidiary Telecom Argentina, in 2014 the evolution prospects for fixed line services are expected to continue in line with the tendency experienced in recent years and influenced by the market maturity. Arnet Broadband business got well-positioned to continue to capture market opportunities.

With regard to prices, in the Fixed Services segment, the resolution of the Letter of Understanding of March 6, 2006 executed with the National Government is still pending and the rate adjustments of regulated services is also yet to be implemented. Both would restore Telecom Argentina’s financial and economic equation. Constant pressures on the Telecom Argentina’s cost structure accentuate this need.

Telecom Group’s Management believes that in 2014 is still pending of reviewing the mechanism of contribution to SU Fund and the compensation for incumbent operators of economic and financial losses incurred in services rendered since 2001, to give access to basic services to low-income individuals and those in areas not currently covered by fixed and mobile telecommunication services. Likewise, the Telecom Group’s Management expects the definition of criterias for mobile operators, who have not reached the maximum radio spectrum prescribed by regulation, to increase their range, so as to make feasible the provision of mobile services with the quality that investments in infrastructure allow. Also, the Telecom Group’s Management expects that the regulatory authority continue working with operators as well as municipalities to enable operators to install the necessary sites to improve their network coverage.

The Telecom Group expected to continue growing over the media market in value and in subscriber base at lower rates than those of recent years, with the consolidation leadership strengths of Personal: Value Added Services, especially mobile Internet—they continue to be one of the key sources of revenues growth, (in 2013 Value Added Services accounted for about 58% of service revenues of the mobile Services—Personal segment) positioning in the youth segment , the social media strategy and brand association with music, by developing massive festivals that integrates Personal Fest festivals in all the country.

During 2014, the Telecom Group will continue to work on expanding the mobile Internet experience, assuming a responsibility over quality of services as a challenge, continuing with the technological reconversion of the national network and the possible resolution of the spectrum requirements.

Coverage expansion and speed access improvement to 3G and HSPA+ networks with the more complete portfolio of advanced mobile devices will be the drivers to revenues since proposals of value. The opportunity to grow in capacity data will come from the network evolution to 4G, once the spectrum availability enables its development.

Also, forecast comes mainly from three factors: the innovative and active role of operators in the evolution of the industry value chain, the ability to develop and promote mobile Internet -as convergent operator- an unique and satisfying customer experience of access to the digital world through any device, and the ability to empathize with customers and provide them a service of quality.

To provide customers with new and better services, the Telecom Group will continue with its investment plans that are expected to require expenditures in 2014 of approximately 17% of the estimated revenues for 2013. Telecom Argentina’s investments will focus on growth of Broadband, new Value Added Services initiatives in the fixed business, provision of infrastructure to mobile operators and modernization of commercial and support systems. Personal will enhance its network infrastructure by expanding coverage of its 3G and HSDPA+ technology and bandwidth for mobile data transmissions and commercial systems improvements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

IX

NORTEL INVERSORA S.A.

The strategy implemented by the Telecom Group’s Management sets forth the basic standards that will enable the Telecom Group to reach its objectives of improving quality of service, strengthening its market position and increasing operating efficiency to meet the growing demands of the dynamic telecommunication market. The Telecom Group’s innovation and investment plans are based on this future vision and on its commitment to its country and people.

Patrizio Graziani
Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF DECEMBER 31, 2013

X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 7, 2014	By:	/s/ María Blanco Salgado
		Name:	Maria Blanco Salgado
		Title:	Officer in Charge of Market Relations